As filed with the Securities and Exchange Commission on October 15, 2007

Registration No. 333-145584

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

BIOFORM MEDICAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3841	39-1979642
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1875 South Grant Street

Suite 110

San Mateo, California 94402

(650) 286-4000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steven L. Basta

Chief Executive Officer

BioForm Medical, Inc.

1875 South Grant Street

Suite 110

San Mateo, California 94402

(650) 286-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

David J. Saul Adrian M. Rich Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	William H. Hinman, Jr. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated October 15, 2007

             Shares

Common Stock

This is the initial public offering of shares of common stock by BioForm Medical, Inc. We are offering              shares of our common stock. The estimated initial public offering price is between $             and $             per share.

We expect our common stock to be listed on The NASDAQ Global Market under the symbol “BFRM.”

This investment involves risk. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to BioForm Medical, Inc.	$	$

The underwriters have a 30-day option to purchase up to              additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                     , 2007.

JPMorgan	Piper Jaffray

CIBC World Markets	Jefferies & Company

The date of this prospectus is                     , 2007

BIOFORM

MEDICAL

BUILDING LEADERSHIP IN MEDICAL AESTHETICS

Line Filling Facial Contouring1 Vein Treatment2 Surgical Adhesive2

RADIESSE® A NATURAL LOOK THAT LASTS

Aethoxysklerol® BioGlue®

Worldwide Commercial Organization3

250+ Employees in the US, 40+ Employees in Europe, 30+ Distributors

United States Field Force 100+

European Field Force 20+

Direct Distributor

(1) Currently approved for treatment of facial lipoatrophy, or facial fat loss, in patients with human immunodeficiency virus. (2) Product/ Indication under development for sale in the United States, subject to successful clinical results and FDA Approval. (3) As of July 31, 2007.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY

This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our financial statements and related notes included in this prospectus.

Our Business

We are a medical aesthetics company focused on developing and commercializing products that are used by physicians to enhance a patient’s appearance. Our core product is Radiesse, an injectable dermal filler designed to provide long-lasting, cost-effective and safe aesthetic improvement for patients. Our clinical studies have demonstrated that Radiesse provides meaningful initial aesthetic correction and approximately 12 months’ duration of aesthetic improvement in many patients, resulting in high patient satisfaction. Physicians have used Radiesse for more than five years, and, we have shipped over 500,000 syringes worldwide. Our strategy is to become a worldwide leader in medical aesthetics by building on our success with Radiesse, gaining a market leading position in dermal fillers, enhancing the strength of our sales and marketing organizations in the United States and Europe and commercializing new products beyond dermal fillers that enhance the practice of medical aesthetics. To expand our portfolio in medical aesthetics, we have obtained licenses to two products, Aethoxysklerol, a drug product which is currently in a Phase III trial for the treatment of spider and reticular veins, and BioGlue, a surgical adhesive Class III medical device in clinical testing for tissue fixation in browplasty, or forehead lift.

For the fiscal year ended June 30, 2007, we had revenue of $47.4 million representing a 109% increase over the prior fiscal year and had a net loss of $13.6 million compared to a net loss of $11.4 million in the prior fiscal year. We currently market our products through a direct sales force of over 100 sales representatives in the United States and Europe and a network of third party distributors in more than 30 countries. Our primary customers are dermatologists, plastic surgeons and facial plastic surgeons. Our aesthetics products are not reimbursed by insurers and instead are paid for directly by patients.

Radiesse

Multiple clinical trials have demonstrated the aesthetic benefits and safety profile of Radiesse. In December 2006, we obtained two pre-market approvals, or PMAs, for Radiesse from the U.S. Food and Drug Administration, or FDA, one for the correction of moderate to severe folds and wrinkles, such as nasolabial folds, and a second for facial lipoatrophy, or facial fat loss, in patients with human immunodeficiency virus, or HIV. The nasolabial fold clinical trial demonstrated that Radiesse provides aesthetic improvement lasting six months or more following the procedure. In this study, 82% of patients maintained a clinically-evident aesthetic improvement six months after treatment. In an ongoing long-term follow-up of these patients, more than 30% of patients maintained a clinically-evident aesthetic improvement approximately 24 months after treatment. Our facial lipoatrophy clinical trial in HIV patients also demonstrated that Radiesse provides long lasting aesthetic improvement. In this clinical study, 91% of patients maintained a clinically-evident aesthetic improvement at the 18-month evaluation, which was 12 months after the last treatment.

We believe that the performance characteristics of Radiesse result from inherent advantages in our proprietary calcium hydroxylapatite, or CaHA, microsphere technology and gel carrier. CaHA is identical in composition to a mineral component of human bone and teeth and is absorbed by the body through normal metabolic processes. Radiesse provides long-lasting, but not permanent, aesthetic augmentation, since all of the materials in Radiesse are fully metabolized over time. The combination of our CaHA microsphere technology and our proprietary gel carrier stimulates the body to create new collagen, which we believe enhances the durability of the Radiesse augmentation. We acquired the intellectual property underlying our CaHA microsphere technology from E.R. Squibb & Sons, a subsidiary of Bristol-Myers Squibb, and have a license from Artes Medical with respect to patents held by them that apply to implantable products containing microsphere particles. In September 2007 we entered into an agreement with Artes Medical to pre-pay the royalties due under this license in full.

Aethoxysklerol and BioGlue

As part of our strategy to become a leader in medical aesthetics, in May 2007 we entered into a license agreement with Chemische Fabrik KREUSSLER & Co. GmbH for the exclusive U.S. distribution rights for Aethoxysklerol, a leading varicose vein treatment currently sold outside of the United States. Aethoxysklerol is not approved for sale in the United States and is currently in a Phase III clinical trial. The clinical trial is being conducted based on a design that was established by the manufacturer pursuant to a special protocol assessment, or SPA agreed to with the FDA. An SPA is an agreement between the FDA and the sponsor of a new drug application, or NDA, on the design and size of a clinical trial that will form the primary basis for a claim of the effectiveness of the drug. We anticipate that an NDA will be submitted to the FDA in 2008, if the trial is successful. We believe, based on the SPA with the FDA, that positive data from the trial will be sufficient for FDA approval. Additionally, in October 2006, we licensed from CryoLife the exclusive U.S., Canadian and European distribution rights in medical aesthetic applications for BioGlue, a surgical adhesive Class III medical device that is currently in early, feasibility, stage human trials for use as a less invasive alternative for tissue fixation in browplasty.

The Medical Aesthetics Market

The American Society for Aesthetic Plastic Surgery, or ASAPS, reports that in 2006, total expenditures for non-surgical and surgical procedures designed to improve or enhance a patient’s physical appearance, were approximately $12.2 billion. From 2000 to 2006, non-invasive and minimally-invasive aesthetic procedures, comprised the majority of the overall increase in aesthetic procedures, rising from approximately 4.3 million to 9.5 million procedures.

Injectable aesthetic procedures comprise the largest segment of the non-surgical aesthetics market. The ASAPS reports that, in 2006, U.S. consumers spent approximately $2.7 billion on approximately 5.7 million injectable aesthetic procedures, representing a substantial increase from 2000, when there were fewer than 2.3 million injectable procedures performed. According to ASAPS, in 2006, U.S. physicians performed, among other injectable aesthetic treatments, 3.2 million Botox injection procedures and 2.0 million dermal filler injection procedures, representing patient fees of approximately $1.3 billion and $1.2 billion, respectively.

Dermal Fillers

Dermal fillers have been the fastest growing segment within the injectable aesthetic procedure market. According to ASAPS, between 2005 and 2006, the number of dermal filler procedures in the United States grew by 24.7%. We believe the demand for dermal fillers is generally driven by the desire of the aging population to maintain a youthful appearance. Injection of dermal fillers can reduce the signs of aging in several ways. For example, one of the most common applications of dermal injections is to fill in the lines in the nasolabial fold area, which are the skin creases extending from either side of the nose to a point lateral to the corners of the mouth.

Despite significant growth in the market, we believe that many other leading dermal fillers have one or more of the following limitations:

•

Unsatisfactory Correction.    The volume of dermal filler material injected depends upon the area to be treated and the extent of correction desired. In many cases, optimal treatment of nasolabial folds requires substantially more material than is found in a typical 1.0cc syringe. If a single syringe constitutes an inadequate volume of material, it is likely that a patient who only purchases a single syringe may not be adequately corrected and as a result may be unsatisfied by treatment with a single syringe.

•

Durability Challenges.    The effects of treatment from most temporary dermal fillers range from three months to 12 months, which can result in frequent and costly retreatments and touch-ups to maintain a meaningful aesthetic effect. We believe that hyaluronic acid, or HA, fillers, among the most popular fillers today, may not fully satisfy patients because the effects of treatment typically wear off within six months.

•

Cost and Inconvenience.    The cost and inconvenience of treatments requiring multiple syringes or frequent visits to maintain a satisfying aesthetic improvement, combined with dissatisfaction with the durability of the outcome, can discourage patients from seeking repeat treatment.

The Radiesse Solution

Our core product, Radiesse, incorporates our patented formulation of CaHA microspheres suspended in a gel carrier and is designed to provide satisfying, long-lasting, cost-effective and safe aesthetic benefits for patients. Through several clinical studies, we believe we have demonstrated the advantages of Radiesse.

We believe, based upon our industry knowledge and publicly-available information about other dermal fillers, that the adoption of Radiesse by physicians and patients has been due to a unique combination of attributes that have led to a high level of patient satisfaction, which, in turn, may help physicians grow their practices through repeat business and referrals, including:

•

Designed for Satisfying Correction.    Radiesse is designed to provide immediate and satisfying aesthetic treatment outcomes. We believe that providing a significant aesthetic correction with a single syringe is critical to achieving high patient satisfaction. Our post-market, prospective, multi-center, randomized, controlled clinical trials in Europe against leading HA products and our U.S. FDA pivotal trial against collagen have demonstrated in nasolabial folds that Radiesse requires significantly less material to achieve optimal correction than any of the HA or collagen fillers studied in the trials. In the post-market studies, approximately 90% of patients treated with Radiesse reported they were satisfied with the treatment.

•

Durability.    We believe that Radiesse can provide meaningful aesthetic improvement for approximately 12 months or more in many patients, avoiding or reducing the need for frequent retreatments. Long term follow-up assessments of patients in our nasolabial fold PMA clinical study demonstrated that more than 30% of folds remained aesthetically improved approximately two years after treatment. In our facial lipoatrophy study for patients with HIV, 91% of the patients treated with Radiesse were aesthetically improved 18 months after initial injection, which was 12 months after follow-up treatment.

•

Value and Convenience.    We sell Radiesse in a 1.3cc syringe to provide a typical patient with significant nasolabial fold correction with a single syringe treatment. We believe that greater aesthetic improvement can be achieved with a single syringe of Radiesse than with a single syringe of many other fillers. One syringe of Radiesse may provide significant correction for a typical nasolabial fold treatment, while comparable correction with many competing fillers may require two or more syringes at what we believe would be an overall greater cost to the patient, since two syringes of many competing fillers will commonly cost significantly more than one syringe of Radiesse. The durability of Radiesse may also improve the convenience to patients due to less frequent treatment sessions.

Radiesse faces significant competition, both domestically and internationally, from products that may have greater recognition or are distributed by larger, well-established, companies. Current or future competitive products may claim one or more attributes that could be perceived as advantages over Radiesse based upon durability, cost, comfort, scope of approved marketing claims or ease of treatment, but we are not aware of any that have the combination of attributes associated with Radiesse. Procedural side effects from Radiesse injection are consistent with side effects commonly associated with injectable dermal filler treatments, and may include bruising, swelling, redness, pain, and itching. In most cases, these side effects go away within two weeks following treatment. There have been no reported long-term adverse effects of Radiesse in the pivotal studies conducted, and there have been no reports of delayed onset of adverse events in these studies. The characteristics of the Radiesse material that offer advantages in certain dermal filler procedures, like nasolabial fold treatment, also make Radiesse less suitable for use in the lips and certain other areas. There have been published reports of lumpiness associated with the use of Radiesse injected into the lips.

Our Business Strategy

Our strategy is to become a worldwide leader in medical aesthetics by gaining a market-leading position in dermal fillers based largely on Radiesse and follow-on products utilizing our proprietary CaHA technology and then to commercialize new products beyond dermal fillers that enhance the practice of medical aesthetics. The key elements of our strategy are to:

•	establish Radiesse as the leading dermal filler;

•	obtain regulatory approval and commercialize an injectable treatment for spider and reticular veins;

•	expand our dermal filler indications and portfolio;

•	develop and commercialize an aesthetic adhesive material; and

•	become a leading diversified medical aesthetics company.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this summary including:

•	our limited operating history and history of net losses, which may potentially result in unpredictable fluctuations in our operating results;

•	our reliance on Radiesse, our primary product, for revenues for the next several years;

•	the competitive nature of the medical aesthetics business generally, and the dermal filler market specifically, and many of our competitors’ greater resources; and

•

uncertainties surrounding legal and regulatory approvals for additional indications of Radiesse as well as for our proposed future products, Aethoxysklerol and BioGlue, as well as the expenses that will be incurred in seeking such approvals.

Our failure to adequately manage these, and other risks, may significantly harm our business.

Recent Developments

A brief summary of certain of our preliminary unaudited financial results for the three months ended September 30, 2007 is set forth below. This summary reflects our estimate of those results, based on currently available information, and is not meant to be a comprehensive statement of our financial results for this period. In the three months ended September 30, 2007, our net sales were approximately $         million, consisting of approximately $         million in net U.S. sales and $         million in net international sales, our cost of sales was approximately $         million, our total operating expenses were approximately $         million, our loss from operations was approximately $         million and our net loss was approximately $         million. Our cash and cash equivalents as of September 30, 2007 was approximately $         million.

Our net sales for the three months ended September 30, 2007 increased $         million, or         %, from revenue for the three months ended September 30, 2006. Net sales in the U.S. increased $         million or         % and net sales in international markets increased $         million or         %. Gross profit margin in the three months ended September 30, 2007 was         % compared to         % in the three months ended September 30, 2006. Operating expenses for the three months ended September 30, 2007 increased $         million, or         %, from operating expenses in the three months ended September 30, 2006. The factors that primarily influenced results of operations during the first fiscal quarter of 2008 were also the primary factors influencing our growth during the 2007 fiscal year, including growth of our sales organization and FDA regulatory approvals received in December 2006.

The foregoing summary is unaudited and has been prepared on the same basis as our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly our operating results for the three months ended September 30, 2007. The foregoing summary is subject to adjustment based upon, among other things, the finalization of our quarter-end closing and reporting processes, and should therefore be considered together with our full results of operations when published. The foregoing discussion of our expectations regarding our results for the first fiscal quarter of 2008 is not necessarily indicative of results to be expected for the fiscal year ending June 30, 2008 or for any other interim period or for any future year.

Company Information

We were incorporated under the laws of the state of Delaware in July 1999, as IntraForm Medical, Inc. We changed our name to UltraForm Medical, Inc. in July 1999, to BioForm, Inc. in April 2000 and to BioForm Medical, Inc. in December 2003. Our principal executive offices are located at 1875 South Grant Street, Suite 110 in San Mateo, California 94402. Our telephone number is (650) 286-4000. You can access our website at www.bioformmedical.com. Information on our website is not a part of this prospectus. In this prospectus, references to “BioForm”, “we”, “us”, and “our” refer to BioForm Medical, Inc. unless the context requires otherwise.

We have registered trademarks for the marks Radiesse and Coaptite, and have applied for a registered trademark for the mark BioForm Medical. Other product names, service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Initial public offering price per share	$

Use of proceeds	We intend to use the net proceeds received by us from this offering for sales and marketing initiatives, research and development activities, to make a final payment under a license agreement, and general corporate purposes. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	BFRM

The number of shares of common stock that will be outstanding after this offering is based on 34,596,230 shares outstanding as of June 30, 2007, and excludes:

•	3,758,319 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007 under our 2003 (Active) Stock Plan at a weighted-average exercise price of $2.25 per share;

•	2,917 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007 under our 2003 (Terminated) Stock Plan at a weighted-average exercise price of $0.30 per share;

•	2,713,680 shares of common stock reserved for issuance as of June 30, 2007 under our 2003 (Active) Stock Plan and our 2000 Plan; and

•

4,000,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, which amount includes those shares reserved but unissued under our 2003 (Active) Stock Plan as of the effective date of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	the issuance of 100,000 shares of common stock upon the exercise of a warrant at an exercise price of $5.60 per share;

•	the conversion of all outstanding shares of our preferred stock into 30,367,296 shares of our common stock immediately prior to the closing of this offering;

•	the underwriters do not exercise their over-allotment option; and

•	the filing of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws.

Summary Consolidated Financial Data

The summary consolidated financial data for each of the years ended June 30, 2005, 2006 and 2007 are derived from our audited annual financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods.

You should read the following financial information together with the information under “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended June 30,
	2005	2006	2007
	(in thousands, except per share data)

Consolidated Statements of Operations Data
Net U.S. sales	$14,460	$19,479	$39,215
Net international sales	1,765	3,171	8,199

Total net sales	16,225	22,650	47,414

Cost of sales	2,920	4,262	8,769

Gross profit	13,305	18,388	38,645

Operating expenses:
Sales and marketing	11,699	20,686	38,186
Research and development	5,572	4,290	7,756
General and administrative	6,971	5,020	6,990

Total operating expenses	24,242	29,996	52,932

Loss from operations	(10,937)	(11,608)	(14,287)
Interest income, net	316	321	842
Other income (expense), net	(49)	(84)	68

Loss before income taxes	(10,670)	(11,371)	(13,377)
Provision for income taxes	2	19	195

Net loss	$(10,672)	$(11,390)	$(13,572)

Net loss per share attributable to common stockholders(1)
Basic and Diluted	$(4.73)	$(3.96)	$(3.54)
Pro forma—Basic and Diluted			$(0.42)
Weighted-average number of shares used in per share calculation(1)
Basic and Diluted	2,255	2,874	3,839
Pro forma—Basic and Diluted			32,180

(1)

The pro forma net loss per share and weighted-average shares outstanding used in computing pro forma net loss per share for the year ended June 30, 2007 are calculated assuming the conversion of all outstanding shares of our preferred stock into 30,367,296 shares of common stock. The pro forma weighted-average shares outstanding assumes the issuance of these shares as of July 1, 2006, if then outstanding, or from their respective dates of issuance, if issued after July 1, 2006.

The following table sets forth a summary of our balance sheet data as of June 30, 2007:

	As of June 30, 2007
	Actual	Pro Forma As Adjusted(1)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$17,610
Working capital	19,880
Total assets	37,499
Total liabilities	11,811
Convertible preferred stock	303
Total stockholders’ equity	25,688

(1)

Pro forma as adjusted data reflects the conversion of all our outstanding shares of convertible preferred stock into 30,367,296 shares of common stock immediately prior to the closing of this offering; and the receipt of the estimated net proceeds from the sale of             shares of common stock offered by us at an assumed initial public offering price of $             per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. We believe the risks and uncertainties described below are the most significant we face. The occurrence of any of the following risks could harm our business. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of net losses, and we may not be able to achieve profitability even if we are able to generate significant revenues.

We have incurred net losses of $10.7 million, $11.4 million and $13.6 million for the fiscal years ended June 30, 2005, 2006 and 2007, respectively, and, as of June 30, 2007, we had an accumulated deficit of approximately $47.5 million. We have financed our operations primarily through private placements of equity securities and have devoted substantially all of our resources to research and development of our products and the commercialization of Radiesse and our other products. We expect our operating expenses to increase as we:

•	expand our worldwide sales and marketing operations in support of Radiesse and our future products;

•	develop and conduct clinical studies in support of new products and new indications;

•	seek regulatory approvals for new products;

•	prepare for the commercialization of future product candidates; and

•	incur additional expenses associated with being a public company.

We cannot assure you that we will be able to achieve or sustain profitability even if we are able to generate significant revenues. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock and require us to seek additional funding, if such funding is then available to us on terms acceptable to us or at all.

We have a limited operating history, and we expect our financial condition and operating results to fluctuate on a quarterly and annual basis in potentially unpredictable ways.

We were incorporated in 1999 and commenced operations in 2000. From 2001 to 2003, we received certain U.S. and international regulatory approvals for, and engaged in commercial sales of, Radiesse and Coaptite. We obtained FDA pre-market approval, or PMA, for our key commercial application of Radiesse, the correction of moderate to severe facial wrinkles and folds in December 2006. Accordingly, we have a limited history of operations upon which you can evaluate our business. Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. Factors relating to our business that may contribute to quarterly and annual fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	the rate of market adoption of Radiesse and other future products that we may offer;

•	the success of competitive products to Radiesse that are now available or that may become commercially available in the future;

•	the timing of regulatory clearances or approvals and success of the introduction of new products;

•	the effectiveness of promotional and marketing campaigns by us or our competitors;

•	seasonal variations in demand;

•	changes in general economic conditions and the related impact on discretionary spending on elective procedures; and

•	the performance of our independent distributors, partners and suppliers.

The success of our business also depends on consumer trends favoring medical aesthetic procedures, which could change quickly or gradually over time. We may be unable to reduce our expenditures in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, a significant shortfall in demand for our products could have an immediate and material adverse effect on our business, results of operations and financial condition. Due to the various factors mentioned above, and others, the results of any prior quarterly or annual periods, or guidance regarding expectations of future results, should not be relied upon as an indication of our future operating performance.

If Radiesse and our other products fail to compete effectively and gain greater market adoption, our business will suffer.

Radiesse currently is our primary product, and we expect it to remain so for the next several years. Radiesse competes against products that are more established and accepted within our target markets. Our largest direct competitors in the key U.S. market include Allergan and Medicis, and there are many other companies that compete directly or indirectly with us or that are likely to compete with us in the near future, both in the United States and internationally. Many of these competitors have significantly greater financial resources, reputation and experience in the aesthetics market than we do, as well as broader aesthetic product offerings. Competing effectively will require us to distinguish our company and Radiesse from our competitors and their products, which will be dependent on factors such as:

•	the safety, effectiveness and ease of use of Radiesse and duration of cosmetic benefit;

•	patient and physician satisfaction with Radiesse compared to other injectable aesthetic products and alternative treatments;

•	the cost of Radiesse to our physician customers relative to alternative products and the price that those physicians, in turn, charge for the corresponding procedure;

•	the effectiveness of our sales and marketing efforts;

•	our ability to obtain additional regulatory approvals and promote Radiesse;

•	our ability to co-promote our filler along with complementary products that we may seek to introduce;

•	our ability to establish a strong and widely-recognized reputation;

•	the results and publication in prominent journals of clinical studies that may be conducted by us or our competitors comparing Radiesse with competing products;

•	intellectual property protection; and

•	the overall size and rate of growth of the dermal filler market.

Our other current products are, and contemplated future products, including Aethoxysklerol and BioGlue, will be, subject to similar competitive risks as Radiesse. If we are unable to effectively distinguish Radiesse, or any of our other current or future products from those of our competitors, we are unlikely to gain significant market share and our prospects for growth would be harmed.

Our largest competitors enjoy sales and marketing advantages that could make it difficult for us to compete effectively and which could result in our future performance not meeting our expectations.

Our largest competitors enjoy sales and marketing advantages that could influence patients and physicians to choose their products over ours, regardless of relative safety and effectiveness of the products. For example, our largest competitors have implemented expensive national direct-to-consumer marketing campaigns to promote their dermal filler products. These campaigns may lead consumers to develop a strong brand preference for an alternate product even before their initial visit with a physician.

Competitors have in the past influenced physician practice through aggressive promotional campaigns that offer significant discounts to physicians who choose their products over competing products. Some competitors also have the ability to influence a physician’s practice by co-promoting, or bundling, the sale of two different but related products, such as a dermal filler and a botulinum toxin. Bundling of complementary products may permit these companies to enjoy efficiencies with respect to their marketing efforts, may permit unique discounting and cross-selling opportunities, and reinforce company and brand loyalty. If competitors’ sales and marketing programs and promotions are able to convince physicians to use and recommend their products over Radiesse, we may be unable to generate expected sales and our financial performance will suffer.

Competition in the aesthetics market is characterized by frequent product introductions, and products not yet available could result in significant additional competition.

Our current and future competitors will introduce new products or new formulations of existing products that will result in near-term and long-term increased competition. While there are a number of competing dermal fillers in the United States, there are many others available internationally. Some of the dermal fillers available domestically and internationally claim to have benefits that may be perceived as equivalent or better than other leading dermal fillers, including Radiesse, based upon such factors as durability, cost, comfort, scope of approved marketing claims or ease of treatment. If dermal fillers are perceived to offer, benefits that are equivalent to or better than Radiesse, demand for, and revenue derived from, Radiesse could be harmed. The frequent introduction of dermal fillers may create market confusion that may make it more difficult to differentiate the benefits of Radiesse over competing products. In addition, the entry of multiple products and new competitors may lead some of our competitors to elect pricing strategies that could adversely impact pricing in the filler marketplace generally.

The failure of Radiesse to meet physicians’ or patients’ expectations could reduce demand for Radiesse and negatively impact our financial performance.

Most procedures performed using Radiesse are elective procedures, the cost of which must be borne by the patient and are not reimbursable through government or private health insurance. The decision to undergo a Radiesse procedure is thus driven by patient demand for an aesthetics procedure, and patients often play a central role in the selection of the dermal filler to be used.

Our future success depends upon patients having a positive experience with Radiesse. We believe that patients who have a positive experience with Radiesse may be more likely return for additional treatments and refer new patients, which we believe would increase physician demand for Radiesse. However, results obtained from a Radiesse procedure will vary depending on the experience and technique of the treating physician, the volume of dermal filler injected, the patient’s expectations of the results that will be achieved, and the duration of the results. Patients may be dissatisfied with their Radiesse treatment experience if immediate or long-term results do not match their expectations, if they find the procedure too painful, or if they find that the temporary side-effects of treatment such as swelling and bruising outweigh the benefit received. Additionally, we believe that patient demand for Radiesse is, in many cases, influenced by price. Treatment with a single syringe of Radiesse may cost a patient more than treatment with a single syringe of many other dermal fillers. If a Radiesse treatment produces results that do not meet physicians’ and patients’ expectations, or if physicians and patients generally believe it is too expensive for the results obtained, our reputation, repeat sales, word of mouth referral opportunities and future sales could suffer.

Negative perception regarding Radiesse, even if unfounded, may inhibit adoption.

There are many dermal filler products and alternate treatments from which to choose for facial aesthetic applications. Practitioners must believe that Radiesse presents an attractive alternative before they will recommend it to their patients. The rate of physician adoption of Radiesse may be adversely affected by negative perception of the product, even if such perception is unfounded. Practitioners may be influenced by the negative comments of another practitioner, which may lead them to not adopt the product. Moreover, because we cannot control how practitioners use Radiesse, there is a risk that practitioners or patients could develop negative perceptions regarding Radiesse on the basis of treatments for which Radiesse is not suitable and has not received regulatory approval. For instance, there have been published reports of lumpiness associated with the use of Radiesse injected into the lips, a type of treatment for which Radiesse has not been approved. Competitors have in the past promoted their dermal filler products by criticizing Radiesse, and we expect that means of competition to continue into the future. If practitioners believe that Radiesse is unsafe, ineffective, unsatisfactory, too expensive, difficult to use or inappropriate for certain applications, they may not adopt it, which could result in our future sales not meeting our expectations.

If the recent expansion of our sales organization in the United States and in Europe is not as successful as we expect, our revenue may be lower than expected.

Our ability to achieve significant growth in revenues depends, in large part, on our success in recruiting, training and retaining experienced and productive direct sales personnel. During the first quarter of fiscal 2008 we substantially increased the size and scope of our sales organization to support commercialization of Radiesse in the United States and in Europe, expanding from 56 to 79 our U.S. sales representatives and from 15 to 22 our European sales representatives. If new sales representatives take longer than expected to reach anticipated productivity, or if they fail to meet our expectations at all, we may not achieve our revenue goals. We anticipate a corresponding and proportionate increase in sales and marketing expense that will be attributable to this expansion.

Additionally, as we expand our sales organization, the size of the territories assigned to sales representatives may be reduced, as occurred in the case of our recent sales force expansion in the United States. Reduced territory sizes may lead sales representatives to believe that they are losing potential compensation associated with larger territories or that their sales goals are more difficult to achieve, which in turn may result in productive and experienced sales employees seeking alternate employment. Our failure to retain our sales representatives could have a material adverse effect on our sales, causing our revenue to be lower than expected and harming our results of operations.

To successfully market and sell Radiesse internationally, we must address additional risks associated with operations in foreign countries.

International sales accounted for 17% of our revenue in fiscal 2007. We believe that a significant portion of our business will continue to come from international sales through increased penetration in countries where we currently sell Radiesse, combined with expansion into new international markets. In several countries in Europe, we have a direct sales organization. We principally rely on third party distributors to sell our products outside of Europe. Our success internationally is subject to a number of risks, including:

•	difficulties in penetrating markets in which our competitors’ products are more established;

•	intense competition, including with products that are not available in the United States that may claim to offer benefits similar to or better than Radiesse;

•	maintaining existing and obtaining new foreign certification and regulatory clearances and approvals;

•	difficulties in managing international operations;

•	difficulties identifying effective distributors and managing distributor relationships;

•	export restrictions, trade regulations and foreign tax laws;

•	reduced or no protection for intellectual property rights in some countries;

•	fluctuating foreign currency exchange rates; and

•	political and economic instability.

Our other current products are, and contemplated future products will be, subject to similar international risks as Radiesse. If we are unable to effectively manage the risks associated with international operations, we may be unable to effectively sell Radiesse outside of the United States, causing our revenue to be lower than expected and harming our results of operations.

We depend on single manufacturer relationships for supply of our CaHA particles. Any disruption of these relationships could affect our ability to supply product and could harm our business.

We currently depend on a single contract manufacturer, Tulsa Dental Specialties, for the small CaHA particles used in Radiesse and a single contract manufacturer, CAM Implants, for the larger CaHA particles used in Coaptite, our CaHA bulking agent for the treatment of female stress urinary incontinence. Our agreement with Tulsa Dental Specialties runs through May 2010 and then renews for an additional two-year term, unless terminated pursuant to its terms. Our agreement with CAM Implants runs through November 2008 and renews each year for a further year unless terminated pursuant to its terms. Neither agreement is terminable at will by either party. Each of these manufacturers operates out of a single location. Our reliance on these manufacturers subjects us to several unpredictable risks, the occurrence of any of which could lead to a disruption of our operations, including:

•	delays in production of CaHA particles that meet our specifications or failure to meet rigorous regulatory requirements;

•	fluctuation in production quantity or quality due to changes in demand from us or their other customers;

•	the inability to meet our production needs, if demand for Radiesse or Coaptite increases significantly;

•	our CaHA manufacturers’ failure to comply with the terms of the contracts, or the termination thereof pursuant to the terms of the contracts;

•	damage to, or other interruption of, operations at a particular facility; and

•	increases to the price that we pay for the production of CaHA.

Efforts that we may undertake to negotiate terms of supply in the future or to reduce our reliance on these manufacturers, could harm our relationships with them. Obtaining alternate manufacturers would be an expensive and lengthy process and would require additional regulatory approvals, which may not be obtained. We could experience production delays related to the evaluation and testing of CaHA particles from alternate manufacturers, and obtaining corresponding regulatory qualifications. Any interruption in the supply of CaHA or our inability to obtain CaHA from alternate sources at acceptable prices, in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

We depend on Boston Scientific to market and sell Coaptite, and if Boston Scientific is not successful or reduces its efforts to sell Coaptite, our revenues will be harmed.

We currently depend on Boston Scientific to sell Coaptite, the sales of which constituted less than 10% of our revenues for fiscal 2007. Boston Scientific is a very large corporation. While we believe our relationship with Boston Scientific is in good standing, Coaptite represents an immaterial amount of Boston Scientific’s overall revenue, and Boston Scientific may in the future determine that resources currently directed to selling Coaptite should be redirected to higher priority projects or they may lack motivation to grow sales of Coaptite. If this were to occur, our expectations of future Coaptite revenues would be harmed.

If we are unable to commercialize Aethoxysklerol, which is an investigational sclerotherapy drug currently in a Phase III clinical trial, our expectation of future growth would be harmed.

An important part of our strategy includes the successful introduction to the U.S. market of Aethoxysklerol, an injectable sclerosing drug for the treatment of varicose veins. We have acquired the exclusive U.S. distribution rights to Aethoxysklerol from its German manufacturer, Kreussler. Although Aethoxysklerol has been used internationally for decades, it is not currently approved for sale in the United States. We cannot sell Aethoxysklerol in the United States before a new drug application, or NDA, is submitted to and approved by the FDA. The development and regulatory approval of a new drug is subject to a number of risks and is never certain. In order to support the NDA submission, the manufacturer of Aethoxysklerol has enrolled patients in a Phase III clinical trial for the use of Aethoxysklerol in treating spider and reticular veins. This clinical trial is subject to a number of risks, including:

•	the trial has been designed by and is being conducted by Kreussler, a third party, so decisions that could affect the success of the trial are outside of our control;

•	Kreussler has limited experience conducting clinical trials pursuant to FDA requirements and obtaining FDA approvals;

•	the trial could produce negative or ambiguous results regarding the effectiveness of Aethoxysklerol;

•	undesirable side effects or safety issues might arise that might delay or adversely effect future approval;

•

the trial may fail to meet its primary or secondary endpoints for effectiveness or may otherwise not meet the rigorous statistical criteria established with FDA in the special protocol assessment process;

•	Kreussler, or the contract clinical research organization managing the study, may fail to follow proper protocols or may otherwise fail to fully and properly execute the clinical study; and

•	the trial may be delayed, suspended or terminated.

The current clinical trial is being conducted based on a design that Kreussler believes will be acceptable to the FDA based on its communication with the FDA and a special protocol assessment, or SPA. Although we believe, based on the SPA with the FDA, that positive data from Kreussler’s on-going Phase III clinical trial will be sufficient to establish the safety and effectiveness data required for FDA approval, the FDA may disagree. Any delays or unexpected results in the current trial, or need to conduct further trials, would delay U.S. introduction of the product and harm our expected future operations.

We are in an early stage of development of BioGlue for aesthetics applications, and we cannot provide assurance that we will be successful in our goal of commercializing the product candidate.

We have acquired exclusive U.S., Canadian and European distribution rights for aesthetics applications of BioGlue, a surgical adhesive Class III medical device, from CryoLife. Although BioGlue was cleared by the FDA in 2001 as an adjunct to sutures and staples for use in open surgical repair of large vessels, these clearances may not be used to promote aesthetic applications. We intend to seek FDA clearance for the use of BioGlue for aesthetic applications, but we are at an early stage in our development efforts. We only recently began to enroll patients in a feasibility study to evaluate the safety and effectiveness of BioGlue as a method for tissue fixation in patients undergoing browplasty, and enrollment is ongoing.

Even if we are able to obtain FDA clearance for tissue fixation in browplasty or any other application for which we might seek approval, the commercialization effort may be difficult. The use of a surgical adhesive in aesthetics applications will be novel, and would require physicians to migrate from existing and well-accepted surgical methods. If we are not successful at any stage of our efforts, clinical, regulatory or commercial, BioGlue will not develop into a meaningful component of our business.

We have increased the size of our company significantly, and difficulties managing our growth could adversely affect our business, operating results and financial condition.

We have experienced rapid growth in a relatively short period of time and expect to continue to experience similar growth in the future, as we continue to support Radiesse and other commercially-available products, and actively pursue product candidates. Our growth has placed, and will continue to place, a strain on our management team, finance department, information systems and other resources. To manage growth effectively, we must:

•	continue to enhance our operational, financial and other systems and resources;

•	maintain and improve our internal controls and procedures; and

•	expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business. In addition, our management, personnel and facilities currently in place may not be adequate to support this future growth. Our rapid growth also makes it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our results of operations would suffer. Alternatively, necessary expenditures to continue our growth could exceed our current expectations, which would affect our ability to achieve and sustain profitability.

If we are unable to hire and retain key employees, our ability to manage and expand our business will be harmed.

Our success largely depends on the skills, experience and efforts of our officers and other key employees, including Steve Basta, our chief executive officer, Derek Bertocci, our chief financial officer, Dennis Condon, our president and chief business officer, and Jeff Wells, our senior vice president, product development, along with our ability to retain these employees and to hire new employees to fill significant needs as we grow our business and become a publicly-traded company. We may not be able to attract or retain qualified management, sales, finance and technology personnel in the future due to intense competition for hiring experienced personnel. Additionally, any of our officers and other employees may terminate their employment at any time. The loss of any of our senior management team members could weaken our management expertise and harm our business.

Government regulations restricting the export of goods expose us to potential sanctions and penalties.

United States laws prohibit United States companies and foreign companies that sell U.S. origin items from engaging in commercial transactions with specified countries, individuals and organizations. We have learned that a distributor of Radiesse in the United Arab Emirates shipped our product to physicians in Syria, a prohibited country. We have also learned that our European subsidiary, which manages this distributor, was aware that some shipments may go to Syria, but was not aware that shipments to Syria without a specific export license violated U.S. law. Upon learning of this situation, we informed the distributor to cease all shipments to Syria and filed a voluntary self disclosure of this situation with the U.S. Department of Commerce. Persons who violate U.S. export control laws can be subject to monetary fines and other sanctions, including possible criminal penalties. We do not expect the fines or penalties imposed on us, if any, to be material, but we cannot assure you that the actual amount of the fines or penalties, if any, will not have an adverse effect on our financial condition or reputation.

We may acquire additional products or product candidates in the future and any costs associated with the acquisition or any difficulty integrating operations could reduce our revenues, increase our costs and harm our operating results.

We have acquired or in-licensed several of our current products and product candidates. In order to grow our business, we intend to acquire or in-license additional products and product candidates that we believe have significant commercial potential and that complement our existing products and products under development. Any growth through acquisitions or in-licensing will be dependent upon the continued availability of suitable acquisition or in-license product candidates at favorable prices and upon advantageous terms and conditions. Integrating any newly-acquired product or product candidate could be expensive and time-consuming. Other companies, many of which may have substantially greater resources and reputation, compete with us for the right to acquire and in-license products or product candidates.

Any cash acquisition we pursue would diminish the proceeds from this offering available to us for other uses, and any stock acquisition would dilute our stockholders’ ownership. Our future product development efforts also could result in large and immediate write-offs, incurrence of debt and contingent liabilities or amortization of expenses related to intangible assets, any of which could increase our expenses and adversely affect our results of operations and financial condition.

We could become involved in product liability suits, which could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

Product liability litigation in the medical device industry is common, and from time to time, we may receive complaints or be named in lawsuits claiming that our products failed to provide the desired outcome or were in some manner associated with an adverse outcome for the patient. These claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We maintain product liability insurance with liability coverage limits that we believe are adequate and customary for the nature of our business, and submit these claims to our insurance carrier. However, we may not have sufficient insurance coverage for all future claims, and we may not be able to obtain additional or expanded insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results.

Risks Related to Regulatory Matters

If we fail to maintain necessary FDA approvals for Radiesse or if we fail to comply with applicable federal and state regulations, we could be subject to enforcement action and our commercial operations would be harmed.

We have obtained FDA PMA approvals and 510(k) clearances for Radiesse and for Coaptite for several indications. However, our approvals and clearances could be revoked if safety concerns arise. The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following actions:

•	warning letters, adverse publicity, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our product;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses or modifications to our existing product;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

Additionally, administration of Radiesse by healthcare professionals is subject to regulations that vary by state. For example, federal regulations allow Radiesse to be sold to, or on the order of, “licensed practitioners,” as determined on a state-by-state basis. As a result, in some states, non-physicians may legally administer Radiesse. However, a state could change its regulations at any time, disallowing sales to particular types of healthcare professionals. If we sell our products to practitioners who are not permitted by state regulation to perform the treatment, we could be subject to enforcement action.

If we want to expand our marketing claims, we will need to obtain additional FDA clearances or approvals, which may not be granted.

We are developing additional formulations of our CaHA technology. Before a new use of or claim for a product can be marketed in the United States, it must first receive FDA approval. The marketing of a product for an indication or application that has not received approval will be viewed as “off-label promotion” and could subject us to an FDA enforcement action, including the issuance of a warning letter and adverse publicity. In addition, any modifications that we may make to Radiesse’s formulation or manufacturing that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use will require a new FDA approval. The FDA may require us to conduct clinical trials to support new indications or formulations, such trials may be time-consuming and expensive, and may produce results that do not result in approval of our FDA application. Delays in obtaining future approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and potential future profitability. In the event that we do not obtain additional FDA approvals for future indications or uses, our ability to promote Radiesse in the United States and to grow our revenue could be limited.

If we or our third-party manufacturers fail to comply with the FDA’s Quality System Regulation, our business would suffer.

We and our third-party manufacturers are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our product. The FDA enforces the QSR through periodic unannounced inspections. We and our third-party manufacturers, have been, and in the future will be, subject to such inspections. Our failure, or the failure of our third-party manufacturers, to take prompt and satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our product, civil or criminal penalties or other sanctions, which would cause our sales and business to suffer.

We may not be able to obtain or maintain international regulatory qualifications or approvals for our products, which could harm our business.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval, in addition to other risks. Complying with international regulatory requirements can be an expensive and time consuming process, and approval is not certain. The time required to obtain foreign clearances or approvals may exceed the time required for FDA clearance or approval, and requirements for such clearances or approvals may differ significantly from FDA requirements. Foreign regulatory authorities may not clear or approve our product for the same uses cleared or approved by the FDA. Although we have obtained approval to affix the CE Mark to Radiesse for use in the European Union, we may not be able to maintain such approval.

We may not be able to obtain permission to affix the CE Mark to new products or to modifications of Radiesse. In addition, we may fail to obtain any additional regulatory qualifications, clearances or approvals or to comply with additional legal obligations required by the individual member countries of the European Union or other countries in which we seek to market our products. The FDA also regulates the export of drugs and medical devices from the United States. If we are not successful in obtaining and maintaining foreign regulatory approvals or complying with United States export regulations, our business will be harmed.

Foreign regulatory agencies periodically inspect manufacturing facilities both in the United States and abroad. We may fail to pass inspections of our facilities by applicable regulatory authorities or entities both in the United States and in other countries. Delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or the failure to receive those qualifications, approvals, or to comply with other foreign regulatory requirements, could limit or prevent us from marketing our products or enhancements in international markets. Additionally, the imposition of new requirements could significantly affect our business and our product, and we might not be able to adjust to such new requirements. If we fail to comply with applicable foreign regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Risks Related to Our Intellectual Property

Intellectual property rights provide us with only limited protection against competition.

While we attempt to protect our products through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with ours. For example, while we believe our CaHA-based dermal filler technology maintains a strong intellectual property position, there are companies employing competing technologies that claim to have a similar clinical effect to ours which are not CaHA-based. In addition, our patents covering the core technologies used in Radiesse and Coaptite expire in the United States beginning in 2012, and internationally beginning in 2013, after which time competitors may legally introduce products based on this technology. As a result, we believe that we will have to continually innovate and improve our products and technologies to maintain intellectual property protection and to compete successfully.

Patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements, security measures and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, third parties may independently develop similar technologies. Moreover, we do not have patent rights in all foreign countries in which a market may exist, and where we have applied for foreign patent rights, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

We may be involved in future costly intellectual property litigation, which could impact our future business and financial performance.

Our industry has been characterized by frequent intellectual property litigation. For example, we were involved in litigation with one of our competitors, Artes Medical, over rights to intellectual property underlying both of our companies’ lead products, which resulted in the execution of a settlement and license agreement with Artes Medical. Our competitors or other patent holders may in the future assert that Radiesse and the methods we employ are covered by their patents. If our products are found to infringe, we could be prevented from marketing them. We may also initiate litigation against third parties to protect our own intellectual property. Companies may market products for competing purposes in a direct challenge to our intellectual property position, and we may be required to initiate litigation in order to stop them. The unauthorized use of our intellectual property could reduce or eliminate any competitive advantage we have, cause us to lose sales, or otherwise harm our business. Our intellectual property has not been tested at trial. If we initiate litigation to protect our rights, we run the risk of having our patents invalidated, which would undermine our competitive position.

Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time-consuming and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages and prohibit us from using technologies essential to Radiesse, any of which would have a material adverse effect on our business, results of operations and financial condition. We do not know whether necessary licenses would be available to us at all or on satisfactory terms, or whether we could redesign Radiesse or processes to avoid infringement.

Risks Related to Our Common Stock and Being a Public Company

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially, including below the offering price, due to many factors, including:

•	volume and timing of Radiesse sales;

•	the introduction of new products or product enhancements by us or our competitors;

•	disputes or other developments with respect to our intellectual property rights or the intellectual property rights of others;

•	product liability claims or other litigation;

•	quarterly variations in our or our competitors’ results of operations;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	developments in our industry;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

If our public guidance or our future operating performance does not meet investor expectations, our stock price could decline.

We expect that as a public company we will provide guidance to the investing community regarding our anticipated future operating performance. Our business typically has a short sales cycle, so that we do not have significant backlog of orders at the start of a quarter, and our ability to sell Radiesse successfully is subject to many uncertainties, as discussed in this prospectus. In light of these factors, it is difficult for us to estimate with accuracy our future results. Our expectations regarding these results will be subject to numerous risks and uncertainties that could make actual results differ materially from those anticipated. If our actual results do not meet our public guidance, or our guidance or actual results do not meet the expectations of third-party financial analysts, our stock price could decline significantly.

Our financial and disclosure controls and procedures are expensive to implement and may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and NASDAQ listing.

As a public reporting company, we will be required to comply with the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the related rules and regulations of the SEC, including the requirements that we maintain disclosure controls and procedures and adequate internal control over financial reporting. Upon approval for listing as a public company on NASDAQ, we will also be required to comply with marketplace rules and the heightened corporate governance standards of NASDAQ. Compliance with the Sarbanes-Oxley Act and other SEC and NASDAQ requirements will increase our costs and require additional management resources. We recently have begun upgrading our procedures and controls and will need to continue to implement additional procedures and controls as we grow our business and organization and to satisfy these reporting requirements. The effectiveness of our controls and procedures implemented to comply with these requirements may in the future be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act or if we fail to maintain internal control over financial reporting, our ability to produce timely, accurate and reliable periodic financial statements could be impaired and we could be subject to NASDAQ delisting, SEC investigation and civil or criminal sanctions. Additionally, our ability to obtain additional financing could be impaired. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

New investors in our common stock will experience immediate and substantial dilution after this offering.

New investors in our common stock will experience immediate and substantial dilution after this offering. Our initial public offering price is substantially higher than the net tangible book value per share, or the per share value attributed from our tangible assets less our total liabilities, and less convertible preferred stock, of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $            in net tangible book value per share of common stock, based on an initial public offering price of $            per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Correspondingly, immediately following this offering, purchasers in the offering will have contributed     % of the total consideration paid by our stockholders to purchase shares of common stock but these shares will only represent     % of the voting shares outstanding. In addition, if the holders of outstanding options exercise those options, you will incur further dilution. See “Dilution.”

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Based on shares of common stock outstanding as of June 30, 2007, upon completion of this offering, we will have outstanding a total of              shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, including any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, without restriction, in the public market immediately following the offering. Our managing underwriter, however, may, in its sole discretion, permit our officers, directors and other current stockholders who are subject to contractual lock-up agreements to sell shares before the lock-up agreements expire.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus (subject to extension upon the occurrence of specified events). After the lock-up agreements expire, up to an additional 34,596,230 shares of common stock will be eligible for sale in the public market, of which 31,031,729 shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act.

If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of outstanding options or warrants, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See “Shares Eligible for Future Sale.”

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock collectively will control approximately     % of our outstanding common stock, without giving effect to the purchase of shares by any such persons in this offering. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

Our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. See “Use of Proceeds.”

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover or frustrate any attempt by stockholders to change the directors or management of our company.

Our amended and restated certificate of incorporation and bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock to cause changes in our management team or corporate strategy. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws;

•	limitations on stockholder actions by written consent;

•	provisions permitting the issuance of blank check preferred shares without stockholder consent; and;

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law that, in general, prohibit any business combination or merger with a beneficial owner of 15% or more of our common stock unless the holder’s acquisition of our stock was approved in advance by our board of directors. These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The applicability of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

We have a large number of authorized but unissued shares of stock, which could negatively impact you if you purchase our common stock in this offering.

The certificate of incorporation that will be effective upon the completion of this initial public offering will provide for 100,000,000 shares of authorized common stock, of which              million shares will be available for future issuance. The issuance of additional shares of common stock may have a dilutive effect on earnings per share and relative voting power. Except for the              shares of common stock that will be issued on conversion of the outstanding preferred stock, 100,000 shares of common stock that may be issued on exercise of outstanding warrants and              shares that are reserved for issuance under our equity incentive plans, as may be increased from time to time, there are no current plans to issue any additional shares of common stock. However, we could use the shares of common stock that are available for future issuance in dilutive equity financing transactions, or to oppose a hostile takeover attempt or delay or prevent changes in control or changes in or removal of management, including transactions that are favored by a majority of the stockholders or in which the stockholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner.

In addition, the certificate of incorporation that will be effective upon the completion of this initial public offering will provide for 10,000,000 shares of preferred stock, all of which will be available for future issuance. Although there are currently no plans to do so, our board of directors will be authorized, without further stockholder approval, to issue up to 10,000,000 shares of preferred stock with such rights, preferences and privileges as our board may determine. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights and liquidation rights that may be greater than the rights of our common stock. As a result, the rights of holders of our common stock will be subject to, and could be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. See “Description of Capital Stock—Preferred Stock.”

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our products, the goals of our development activities, estimates of the potential markets for our products, estimates of the capacity of manufacturing and other facilities to support our products, projected cash needs and our expected future revenues, operations and expenditures. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

•	the implementation of our business model and strategic plans for our business, Radiesse and future products;

•	our ability to grow our business by successfully marketing Radiesse and expanding our sales to existing customers or introducing Radiesse to new customers;

•	the timing or likelihood of regulatory filings and approvals for additional indications of Radiesse and our future products;

•	competition, both direct and indirect, with currently available and future products, within the aesthetics market;

•	our use of proceeds from this offering;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering Radiesse and our other and future products;

•	our ability to manage our growth and estimate and control our expenses, future revenue, and capital requirements and our needs for additional financing; and

•	our financial performance.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the              shares of our common stock that we are selling in this offering will be approximately $             million, based on an assumed initial public offering price of $             per share, the mid-point of the range on the front cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $             million.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease our net proceeds from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Of the net proceeds from this offering, we expect to use approximately:

•	$ million for sales and marketing initiatives to support the ongoing commercialization of Radiesse;

•	$ million for research and development activities, consisting of product development, regulatory and clinical initiatives, including:

•	$ million to further develop BioGlue and complete a pivotal study to support FDA approval;

•

$             million to support other research and development activities, including demonstrating the utility of Radiesse or other dermal filler products in additional clinical applications and developing future dermal filler products; and

•	$3.5 million as a final payment to obtain a fully paid-up license from Artes Medical.

We intend to use the remainder of our net proceeds for general corporate purposes and working capital needs. We may use a portion of our net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Our board of directors will determine the timing and amount of any such future dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on a pro forma, as adjusted basis after giving effect to the conversion of all our outstanding shares of convertible preferred stock into 30,367,296 shares of common stock upon the closing of this offering; and the receipt of the estimated net proceeds from the sale of              shares of common stock offered by us at an assumed initial public offering price of $              per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2007
	Actual	Pro Forma, As Adjusted
	(in thousands, except share data)
Stockholders’ equity
Convertible preferred stock, $0.01 par value; 31,222,912 shares authorized, 30,367,296 shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	$303		$—
Common stock, $0.01 par value; 48,000,000 shares authorized, 4,128,934 shares issued and outstanding, actual; shares issued and outstanding, pro forma as adjusted	41
Additional paid-in capital	72,807
Accumulated other comprehensive income	24
Accumulated deficit	(47,487)

Total stockholders’ equity	25,688

Total capitalization	$25,688	$

A $1.00 increase or decrease in the assumed initial public offering price of $              per share would increase or decrease each of pro forma as adjusted, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The above table excludes as of June 30, 2007:

•

3,758,319 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007 under our 2003 (Active) Stock Plan at a weighted-average exercise price of approximately $2.25 per share;

•	2,917 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007 under our 2003 (Terminated) Stock Plan at a weighted-average exercise price of $0.30 per share;

•	2,713,680 shares of common stock reserved for issuance as of June 30, 2007 under our 2003 (Active) Stock Plan and our 2000 Plan;

•

4,000,000 shares of common stock to be reserved for issuance under our 2007 Equity Incentive Plan, which amount includes those shares reserved but unissued under our 2003 (Active) Stock Plan as of the effective date of this offering; and

•	100,000 shares of common stock issuable upon the exercise of a warrant at an exercise price of $5.60 per share.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the pro forma net tangible book value of our common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, and less convertible preferred stock, divided by the number of shares of common stock outstanding as of June 30, 2007. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering.

Net tangible book value of our common stock as of June 30, 2007, exclusive of convertible preferred stock, was a deficit of $45.1 million, or $10.93 per share of common stock. Our pro forma net tangible book value as of June 30, 2007 was approximately $25.7 million, or $0.74 per share, based on 34,496,230 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into 30,367,296 shares of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the issuance and sale of              shares of common stock in this offering at an initial public offering price of $              per share, the mid-point of the range on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been $              million or $              per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $              per share and an immediate dilution in pro forma net tangible book value of $              per share to new investors purchasing our common stock in the offering at an initial public offering price of $              per share, the mid-point of the range on the front cover of this prospectus. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2007	$(10.93)
Increase per common share assuming conversion of convertible preferred stock as of June 30, 2007	11.67

Pro forma net tangible book value per share before this offering	0.74

Increase per share attributable to new investors in this offering

Pro forma net tangible book value per share after the offering

Dilution of net tangible book value per share to new investors		$

Each $1.00 increase or decrease in the assumed public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, would increase or decrease our pro forma net tangible book value by approximately $             million, or approximately $             per share, and the pro forma dilution per share to investors in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. The pro forma information discussed above is illustrative only and will adjust based on the actual public offering price, number of shares sold and other terms of this offering determined at pricing.

The following table sets forth, as of June 30, 2007, on the pro forma basis discussed above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The table reflects an initial public offering price of $             per share (the mid-point of the range on the front cover of this prospectus) and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	34,496,230		$71,910,000		$2.08
New investors

Total		100.0%		$100.0%

If the underwriters exercise their over-allotment option in full to purchase              additional shares of common stock in this offering, the pro forma net tangible book value per share after the offering would be $             per share, the increase in pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing shares in this offering would be $             per share.

The above discussion and tables exclude:

•

3,758,319 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007 under our 2003 (Active) Stock Plan at a weighted-average exercise price of approximately $2.25 per share;

•	2,917 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007 under our 2003 (Terminated) Stock Plan at a weighted-average exercise price of $0.30 per share;

•	2,713,680 shares of common stock reserved for issuance as of June 30, 2007 under our 2003 (Active) Stock Plan and our 2000 Plan;

•

4,000,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, which amount includes those shares reserved but unissued under our 2003 (Active) Stock Plan as of the effective date of this offering; and

•	100,000 shares of common stock issuable upon the exercise of a warrant at an exercise price of $5.60 per share.

To the extent any of the foregoing options are exercised, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected historical financial data. We derived the selected statements of operations data for the years ended June 30, 2005, 2006 and 2007 and balance sheet data as of June 30, 2006 and 2007 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the years ended June 30, 2003, 2004, and 2005 and the balance sheet data as of June 30, 2003, 2004, and 2005 from our audited financial statements that do not appear in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods.

You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended June 30,
	2003	2004	2005	2006	2007
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Net U.S. sales	$5,701	$20,693	$14,460	$19,479	$39,215
Net international sales	550	711	1,765	3,171	8,199

Total net sales	6,251	21,404	16,225	22,650	47,414

Cost of sales	709	2,080	2,920	4,262	8,769

Gross profit	5,542	19,324	13,305	18,388	38,645

Operating expenses:
Sales and marketing	2,061	7,905	11,699	20,686	38,186
Research and development	2,458	3,869	5,572	4,290	7,756
General and administrative	2,766	5,091	6,971	5,020	6,990

Total operating expenses	7,285	16,865	24,242	29,996	52,932

Income (loss) from operations	(1,743)	2,459	(10,937)	(11,608)	(14,287)
Interest income (expense), net	(561)	38	316	321	842
Other income (expense), net	(35)	4	(49)	(84)	68

Income (loss) before income taxes	(2,339)	2,501	(10,670)	(11,371)	(13,377)
Provision for income taxes	—	149	2	19	195

Net income (loss)	$(2,339)	$2,352	$(10,672)	$(11,390)	$(13,572)

Net income (loss) per share attributable to common stockholders(1)
Basic	$(35.44)	$2.25	$(4.73)	$(3.96)	$(3.54)
Diluted	$(35.44)	$0.13	$(4.73)	$(3.96)	$(3.54)
Pro forma—Basic and Diluted					$(0.42)
Weighted—average number of shares used in per share calculation(1)
Basic	66	1,044	2,255	2,874	3,839
Diluted	66	18,353	2,255	2,874	3,839
Pro forma—Basic and Diluted					32,180

(1)

The pro forma net loss per share and weighted-average shares outstanding used in computing pro forma net loss per share for the year ended June 30, 2007 are calculated assuming the conversion of all outstanding shares of our preferred stock into 30,367,296 shares of common stock. The pro forma weighted-average shares outstanding assumes the issuance of these shares as of July 1, 2006, if then outstanding, or from their respective dates of issuance, if issued after July 1, 2006.

The following table sets forth a summary of our balance sheet data:

	As of June 30,
	2003	2004	2005	2006	2007
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$5,372	$9,779	$2,195	$16,982	$17,610
Working capital	4,092	18,857	6,559	18,443	19,880
Total assets	7,937	24,603	16,172	27,959	37,499
Total liabilities	2,670	3,738	5,843	6,446	11,811
Convertible preferred stock	146	192	192	277	303
Total stockholders’ equity	5,267	20,865	10,330	21,513	25,688

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial condition and results of our operations together with our financial statements and related notes elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks, uncertainties and assumptions. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a medical aesthetics company focused on developing and commercializing products that are used by physicians to enhance the appearance of their patients. We were incorporated in Delaware in 1999 and commenced operations in 2000. From 2001 to 2003 we received certain U.S. and international regulatory approvals for, and engaged in commercial sales of, Radiesse and Coaptite. We obtained FDA pre-market approval, or PMA, for our key commercial application of Radiesse in December 2006. Our core product is Radiesse, an injectable dermal filler designed to provide long-lasting, cost-effective and safe aesthetic benefits for patients. Since its commercial introduction in 2002, we have shipped over 500,000 syringes of Radiesse worldwide. We have also developed and commercialized Coaptite, an FDA-approved tissue bulking agent, which is marketed through our distribution agreement with Boston Scientific for use in the treatment of stress urinary incontinence in adult females. We manufacture Radiesse and Coaptite at our facilities in Wisconsin, though we depend upon suppliers to manufacture components used in our products.

Our revenue reached $47.4 million in fiscal 2007, up 109% from $22.7 million in fiscal 2006. We currently market our products through a direct sales force of over 100 sales representatives in the United States and Europe and a complementary network of third party distributors in more than 30 countries. Our primary customers are dermatologists, plastic surgeons, and facial plastic surgeons. Radiesse is generally used for the treatment of facial wrinkles and folds. Medical aesthetics procedures such as these are generally not covered by health insurance; instead consumers pay for these treatments with personal funds. Coaptite is used to treat stress urinary incontinence in adult females, which is generally covered by health plans in the United States. Reimbursement coverage of Coaptite procedures is generally not provided internationally, which we believe has been primarily responsible for limiting sales of Coaptite outside the United States.

Our strategy is to become a worldwide leader in medical aesthetics by building on our success with Radiesse, gaining a market leading position in dermal fillers, enhancing the strength of our sales and marketing organizations in the United States and Europe, and commercializing new products beyond dermal fillers that enhance the practice of medical aesthetics.

As a part of our strategy to become a leader in medical aesthetics, in May 2007 we entered into an exclusive licensing and distribution agreement in the United States for Aethoxysklerol, a leading sclerotherapy treatment in Europe for varicose veins. Aethoxysklerol is currently in a Phase III clinical trial for the treatment of spider and reticular veins, which, if successful, may allow us to introduce Aethoxysklerol in the United States. According to the terms of this agreement, the manufacturer of Aethoxysklerol, Chemische Fabrik KREUSSLER & Co. GmbH is responsible for conducting the clinical trial and regulatory filings for approval of Aethoxyskerol by the FDA, and, assuming approval is received, will exclusively manufacture the product for us. We will be the exclusive distributor of the product in the United States, responsible for all sales, marketing, and clinical training. Additionally, in October 2006, we licensed the exclusive U.S., Canadian and European distribution rights for medical aesthetic applications of BioGlue, a surgical adhesive Class III medical device manufactured by CryoLife. Under the terms of our development, distribution and supply agreement, we are responsible for all clinical trials and regulatory filings for cosmetic and plastic surgery applications and will be responsible for sales and marketing of BioGlue in these applications. BioGlue is currently in early, feasibility, stage human trials for use as a less invasive alternative for tissue fixation in browplasty, or forehead lift. CryoLife will remain the exclusive manufacturer of BioGlue. Under both of these agreements, we have paid and expect to pay certain milestone payments. Upon execution of the Aethoxysklerol agreement we became obligated to pay Kreussler a total of $1.7 million in fiscal 2008. Upon execution of the BioGlue agreement we made a $0.5 million payment to CryoLife. We charged the total amount of these non-contingent payments, $2.2 million, to research and development expense in fiscal 2007. Contingent payments totaling in the aggregate up to $3.7 million will become due under these agreements upon success in reaching specified clinical and regulatory milestones. Due to the uncertainties inherent in medical clinical trials and regulatory review by the FDA, we are unable to predict if or when the contingent payments under these two agreements will become payable. We expect that our future revenue may grow materially as a result of these product candidates and any other future products or indications, if and when we introduce them.

Financial Operations Overview

Net Sales.    Sales of Radiesse generated most of our revenue in the fiscal years 2005, 2006 and 2007. Other revenue consists primarily of the sale of Coaptite. Total net sales reached $47.4 million in fiscal 2007, up 109% from $22.7 million in fiscal 2006. Both domestically and internationally, the increase in sales has been primarily driven by growth of our sales organization, both direct and distributor, our December 2006 regulatory approvals and subsequent marketing campaigns. The introduction of a larger volume syringe and the reduction in the list price of Radiesse in 2005 have also contributed to the increase in sales. We expect revenue to continue to grow in fiscal 2008.

We expect that the key factors in generating growth of our revenue will include:

•	patient satisfaction with our products, particularly Radiesse;

•	the strength of our direct sales force in the United States and Europe and our international distribution arrangements;

•	timing and scope of regulatory approvals that we have and may receive in the future; and

•	competitive dynamics in the marketplace.

As is common with many companies in the aesthetics sector, we experience the effects of seasonality on our revenues. We believe the first quarter of our fiscal year, which runs from July through September, is typically the slowest quarter of the year due to summer vacations by doctors and patients. We also generally observe a modest slowness in our third quarter, which runs from January through March. Our fourth quarter, which runs from April to June, is typically the strongest quarter of our fiscal year. The seasonality that we have experienced may have been masked in part by the growth in our revenue in fiscal 2006 and fiscal 2007.

We will depend on the continued success of Radiesse for growth in revenues for the foreseeable future and to accomplish our goal of achieving sustainable profitability. Competition is very active with many dermal filler products approved and sold throughout the world and the frequent introduction of new product offerings. Some competing products are marketed by companies that are considerably larger and have greater resources than we do.

Cost of Sales and Gross Margin.    Cost of sales consists primarily of material costs for the products that we sell and other costs associated with our manufacturing process such as personnel costs, rent and depreciation. In addition, cost of sales includes royalty expenses for licensed intellectual property for the products that we sell, distribution, and freight and packaging costs. In recent years, our small changes in gross margin have primarily resulted from the positive impact of manufacturing efficiencies associated with increases in unit production volume, and the negative impact of expansion of our manufacturing facilities, an increase in distribution sales, which yields a lower gross margin than sales through our direct sales organization, and our 2005 price reduction. Our gross margin in recent years has been approximately 81%-82% and we expect to maintain approximately this gross margin in fiscal 2008.

Sales and Marketing Expenses.    Our sales and marketing expenses consist of salaries and related expenses of our direct sales organization and clinical education staff, travel, clinical education and training expenses, marketing and promotional expenses, and costs associated with tradeshows. We expect sales and marketing expenses to increase in absolute terms as we expand these activities in fiscal 2008.

Research and Development Expenses.    Research and development expenses include the cost of internal product development, costs associated with licenses of externally developed products that are not yet approved for sale in our markets, clinical trials, and regulatory submissions and compliance. We expect research and development expenses to increase in absolute terms in fiscal 2008, due primarily to additional costs to be incurred in internal development projects, clinical trials of new products and milestone payments for licensed products under development.

General and Administrative Expenses.    Our general and administrative expenses consist primarily of personnel costs, legal expenses and insurance costs. We expect general and administrative expenses to increase in absolute dollars as we increase our infrastructure as our business expands and to comply with the regulatory requirements associated with being a publicly-traded company.

Interest and Other Income (Expense).    Interest and other income (expense) are comprised of interest income from our cash and cash equivalents and foreign currency transaction gains and losses.

Provision for Income Taxes.    Provision for income taxes is comprised of Federal, state, local and foreign taxes. Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no current benefit has been recognized for the net operating loss and other deferred tax assets in fiscal 2005, 2006 and 2007. Accordingly, deferred tax asset valuation allowances have been established as of June 30, 2006 and 2007 to reflect these uncertainties. Our Federal net operating loss carry forwards begin to expire in 2020 and the state net operating loss carry forwards begin to expire in 2016, unless these net operating losses are previously utilized. We also have Federal research and experimentation tax credits, which begin to expire in 2016, and state research and experimentation tax credits, which carry forward indefinitely. As a result of ownership changes, Section 382 of the Internal Revenue Code of 1986 as amended and similar state provisions can limit the annual of deductions of net operating loss and tax credit carry forwards. Such annual limitations could result in the expiration of net operating loss and tax credit carry forwards before utilization. We have no such limitation as of June 30, 2007. We expect to experience an ownership change pursuant to Section 382 as a result of the successful completion of an initial public offering. Consequently, we expect our utilization of federal net operating loss carry forwards and tax credits originating prior to the initial public offering will be limited to $12.0 million of taxable income per year.

Net Income (Loss).    We have incurred losses in the last three years as we have built the organization to be able to compete in the market. We expect to incur a loss in fiscal 2008.

Results of Operations

The following table presents the breakdown of revenue between the United States and all international countries, cost of sales, gross profit, gross profit margin, and operating expenses by type of expense.

	Year Ended June 30,			% Change
	2005	2006	2007	2005 to 2006	2006 to 2007
	(in thousands, except percentages)
Net U.S. sales	$14,460	$19,479	$39,215	35%	101%
Net international sales	1,765	3,171	8,199	80%	159%

Total net sales	16,225	22,650	47,414	40%	109%

Cost of sales	2,920	4,262	8,769	46%	106%

Gross profit	13,305	18,388	38,645
Operating expenses:
Sales and marketing	11,699	20,686	38,186	77%	85%
Research and development	5,572	4,290	7,756	(23)%	81%
General and administrative	6,971	5,020	6,990	(28)%	39%

Total operating expenses	24,242	29,996	52,932	24%	76%

Loss from operations	(10,937)	(11,608)	(14,287)
Interest income, net	316	321	842
Other income (expense), net	(49)	(84)	68

Loss before income taxes	(10,670)	(11,371)	(13,377)
Provision for income taxes	2	19	195

Net loss	$(10,672)	$(11,390)	$(13,572)

Net sales by region:
United States	89%	86%	83%
International	11%	14%	17%

	100%	100%	100%

Gross margin	82%	81%	82%
Expenses as % of net sales:
Sales and marketing	72%	91%	81%
Research and development	34%	19%	16%
General and administrative	43%	22%	15%

	149%	132%	112%

Comparison of the Years Ended June 30, 2007 and 2006

Net Sales.    Net sales increased 109% from $22.7 million in fiscal 2006 to $47.4 million in fiscal 2007. The increase in net sales was due primarily to an increase in the volume of units sold. Unit sales of Radiesse increased approximately 90% in the United States and 160% in international markets. The price for Radiesse remained essentially unchanged in both the United States and international markets.

Cost of Sales and Gross Margin.    Cost of sales increased from $4.3 million in fiscal 2006 to $8.8 million in fiscal 2007, primarily due to the increase in our sales. Our gross profit margin increased slightly from 81% to 82%.

Sales and Marketing Expenses.    Sales and marketing expenses increased from $20.7 million in fiscal 2006 to $38.2 million in fiscal 2007. This increase was primarily attributable to a $9.1 million increase in personnel costs (wages, benefits and travel expenses) due to the increase in direct sales and marketing personnel in the United States and Europe, a $0.6 million increase in stock based compensation expense, a $3.9 million increase in marketing and promotional activities following the receipt of our FDA approvals for Radiesse in December 2006 and a $1.2 million increase in clinical education expenses.

Research and Development Expenses.    Research and development expenses increased from $4.3 million in fiscal 2006 to $7.8 million in fiscal 2007. This increase was primarily due to $2.2 million in non-contingent payments due under distribution license agreements for Aethoxysklerol and BioGlue, personnel cost increases of $1.0 million due to the hiring of additional employees, and a $0.1 million increase in stock compensation expense, partially offset by a $0.4 million decrease in clinical trial expenses.

General and Administrative Expenses.    General and administrative expenses increased from $5.0 million in fiscal 2006 to $7.0 million in fiscal 2007. This increase was primarily attributable to a $1.5 million increase in personnel costs due to the hiring of additional employees, a $0.3 million increase in bad debt expense due to the increase in sales, a $0.1 million increase in stock based compensation expense, and a $0.1 million increase in legal expenses related to patents and product licenses.

Interest and Other Income (Expense).    Interest and other income increased due to interest earned on proceeds from the sale of preferred stock at the end of fiscal 2006.

Income Taxes.    Due to the accumulated losses we are not currently incurring federal income tax expense in the United States. We incur modest income taxes in state and international jurisdictions.

Net Loss Per Share.    The loss per share declined in fiscal 2007 from fiscal 2006 due to an increase in the number of shares outstanding as a result of the exercise of stock options by employees, partially offset by an increase in net loss.

Comparison of the Years Ended June 30, 2006 and 2005

Net Sales.    Net sales increased 40% from $16.2 million in fiscal 2005 to $22.7 million in fiscal 2006. This increase in net sales was primarily due to increases in unit sales of Radiesse of approximately 85% in the United States and 130% in Europe and Asia. This increase in sales was caused in part by a reduction in the price for Radiesse of approximately 30% in the United States and 20% in international markets.

Cost of Sales and Gross Margin.    Cost of sales increased from $2.9 million in fiscal 2005 to $4.3 million in fiscal 2006 due to the increase in our sales. Our gross profit margin decreased slightly from 82% to 81%.

Sales and Marketing Expenses.    Sales and marketing expenses increased from $11.7 million in fiscal 2005 to $20.7 million in fiscal 2006. This increase was primarily due to a $3.8 million increase in personnel costs due to the increase in direct sales and marketing personnel in the United States and Europe, a $4.2 million increase in marketing expenses related to the design and development of marketing programs and promotional materials in preparation for FDA approvals for Radiesse, and a $0.2 million increase in clinical education expenses.

Research and Development Expenses.    Research and development expenses decreased from $5.6 million in fiscal 2005 to $4.3 million in fiscal 2006. This decrease was primarily attributable to a $1.5 million reduction of expenses associated with U.S. clinical trials of Radiesse, because the majority of the clinical trial expenses occurred prior to fiscal 2006.

General and Administrative Expenses.    General and administrative expenses declined from $7.0 million in fiscal 2005 to $5.0 million in fiscal 2006. This decrease was primarily attributable to a $2.9 million decrease in legal expenses and settlement costs in connection to the litigation with Artes Medical, which occurred in fiscal 2005, which was partially offset by a $0.6 million increase in personnel costs due to the hiring of additional employees and a $0.5 million impairment loss related to Cutanix intangible assets.

Interest and Other Income (Expense).    Interest and other income were largely unchanged.

Income Taxes.    Due to our accumulated losses we did not incur federal income tax expense in the United States for fiscal 2005 or fiscal 2006. We incurred modest income taxes in state and international jurisdictions.

Net Loss Per Share.    The loss per share declined in fiscal 2006 from fiscal 2005 due to the exercise of stock options, which led to an increase in the number of shares outstanding, offset by an increase in net loss.

Quarterly Operations Data

The following table sets forth unaudited quarterly summary consolidated statements of operations data for each of the last eight quarters through June 30, 2007. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited historical consolidated financial statements included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly the unaudited quarterly results. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These operating results may not be indicative of results to be expected for any future period.

	Year Ended June 30, 2006				Year Ended June 30, 2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(in thousands, except per share data)
Net U.S. sales	$3,384	$4,684	$4,530	$6,881	$6,811	$9,412	$10,266	$12,726
Net international sales	507	817	690	1,157	979	2,424	2,172	2,624

Total net sales	3,891	5,501	5,220	8,038	7,790	11,836	12,438	15,350

Cost of sales	850	934	943	1,535	1,559	2,244	2,065	2,901

Gross profit	3,041	4,567	4,277	6,503	6,231	9,592	10,373	12,449

Operating expenses	6,309	6,110	6,899	10,678	8,795	12,552	14,082	17,503

Loss from operations	(3,268)	(1,543)	(2,622)	(4,175)	(2,564)	(2,960)	(3,709)	(5,054)
Interest income and other income, net	22	113	26	76	242	279	184	205

Loss before income taxes	(3,246)	(1,430)	(2,596)	(4,099)	(2,322)	(2,681)	(3,525)	(4,849)
Provision for income taxes	28	35	(42)	(2)	20	55	48	72

Net loss	$(3,274)	$(1,465)	$(2,554)	$(4,097)	$(2,342)	$(2,736)	$(3,573)	$(4,921)

Net loss per share
Basic and diluted	$(1.39)	$(0.54)	$(0.82)	$(1.22)	$(0.68)	$(0.73)	$(0.88)	$(1.20)
Weighted average number of shares used in per share calculation
Basic and diluted	2,356	2,701	3,099	3,351	3,461	3,734	4,065	4,104

Although we have maintained significant overall growth in net sales over the past two fiscal years, on a quarterly basis, we have experienced seasonality in our business. The first quarter, July to September, is historically our slowest quarter due, we believe, to doctors and patients taking vacation during the summer months. The second quarter, October to December, is historically strong. The third quarter, January to March, is historically slower than the second quarter. However, in fiscal 2007, we believe that the third quarter was unusually strong due to our two aesthetics approvals in December 2006. The fourth quarter, April to June, is historically our strongest quarter. We believe that the overall rate of growth of our quarterly net sales has somewhat masked the effects of seasonality on our business over the past two fiscal years.

Liquidity and Capital Resources

	Years ended June 30,
Cash provided by (used in):	2005	2006	2007
	(in thousands)
Operating activities	$(8,360)	$(13,312)	$(12,390)
Purchases of equipment	(1,209)	(698)	(4,044)
Financing activities	58	22,412	16,772

We have incurred losses and generated negative annual cash flows from operating activities in all but one year since inception and had an accumulated deficit of $47.5 million as of June 30, 2007. Our primary source of liquidity has been through private placements of shares of our preferred stock. We have also raised funds through the exercise of stock options, placement of convertible debt (all subsequently converted to preferred stock), and loans (all since repaid). Cumulative proceeds from the issuance of preferred and common stock totals $73.2 million. In the future, we anticipate that our primary sources of liquidity will be the proceeds of this initial public offering and our operating activities.

Operating Activities.    In fiscal 2007, we used $12.4 million in cash in operating activities as compared to $13.3 million in fiscal 2006. Losses from operations were primarily responsible for the cash used in each year. In fiscal 2007 more cash was used to fund increases in accounts receivable and inventory than in fiscal 2006, since sales increased 109% as compared to 40% in fiscal 2006. Current liabilities (accounts payable, accrued liabilities, and deferred revenue) increased in both years, though more significantly in fiscal 2007 due to the higher sales growth. The increases in these current liabilities reduced cash payments.

In fiscal 2006, we used $13.3 million in cash in operating activities as compared to $8.4 million in fiscal 2005. Losses from operations were primarily responsible for the cash used in each year. In fiscal 2006 more cash was used to fund increases in accounts receivable and inventory than in fiscal 2005 because sales increased 40% as compared to a decline of 24% in fiscal 2005. Current liabilities increased more in fiscal 2005 than in fiscal 2006 because we accrued $2.2 million for the settlement of litigation as of June 30, 2005 and paid this settlement in fiscal 2006.

Our operations and financial position historically have depended upon our ability to grow and manage our sales of Radiesse and our other products. Recently, we have entered into third party agreements, which have had, and may in the future have, an impact on our operations and financial position. As part of our strategy to focus our direct commercialization efforts on the medical aesthetics space, in 2006, we entered into an exclusive distribution agreement with Boston Scientific to sell Coaptite in the United States and Canada for female stress urinary incontinence and a pediatric urinary indication. The timing of and receipt of revenue from Coaptite is now dependent upon the performance of Boston Scientific. To expand our portfolio in medical aesthetics, we have obtained licenses to two products, Aethoxysklerol, a drug product that is currently in a Phase III trial for the treatment of spider and reticular veins, and BioGlue, a surgical adhesive Class III medical device in clinical testing for tissue fixation in browplasty, or forehead lift. Upon execution of the Aethoxysklerol agreement we became obligated to pay Kreussler a total of $1.7 million in fiscal 2008. Upon execution of the BioGlue agreement we made a $0.5 million payment to CryoLife. We charged the total amount of these non-contingent payments, $2.2 million, to R&D expense in fiscal 2007. Contingent payments totaling in the aggregate up to $3.7 million will become due under these agreements upon success in reaching specified clinical and regulatory milestones. Due to the uncertainties inherent in medical clinical trials and regulatory review by the FDA, we are unable to predict if or when the contingent payments under these two agreements will become payable. We anticipate that an NDA will be submitted for Aethoxysklerol to the FDA in 2008, if the current clinical trial is successful. BioGlue is currently in early stage human trials. No revenue transactions have occurred to date in connection with these two products and agreements. The timing of and receipt of revenue from either of these product candidates is uncertain and depends upon successful completion of clinical trials and receipt of regulatory approvals. Our financial position, specifically our cash flows from operations, is also impacted by seasonality. Accounts receivable generally declines in the first quarter, is modestly changed in the third quarter, and reflects its highest growth in the second and fourth quarters of a fiscal year.

Under a license from Artes Medical related to patents held by them that apply to implantable products containing microsphere particles, we were obligated to pay royalties based on sales of our products. On September 21, 2007, we executed an agreement with Artes Medical to pre-pay all royalty obligations payable to Artes Medical in the future by making two payments totaling $5.5 million. The first payment ($2.0 million) is due within 10 days of execution of the agreement and the second payment ($3.5 million) is due upon the earlier to occur of 30 days following the completion of our initial public offering or June 30, 2008. These payments will replace any royalty that we would have been obligated to pay to Artes Medical in the future under the terms of the license.

Purchases of Equipment and Other Assets.    We purchase equipment, computers, and furniture and installed leasehold improvements for use in production, research, and selling, general and administrative activities. These expenditures have increased to support the substantial increases in sales occurring in fiscal 2006 and 2007. We also spent $1.0 million in fiscal 2005 to acquire certain assets of Cutanix Corporation.

Financing Activities.    We sold $16.4 million of preferred stock in fiscal 2007, consisting of $11.9 million of Series E, $4.1 million of Series D, and $0.4 million of Series B upon the exercise of warrants, and we sold $22.0 million of preferred stock in fiscal 2006, consisting of $12.0 million of Series D and $10.1 million of Series C. Employees paid $0.8 million to exercise stock options from fiscal 2005 through fiscal 2007.

Sufficiency of Current Cash and Cash Equivalents.    Our cash and cash equivalents (“cash”) were $17.6 million as of June 30, 2007. We believe that our current cash plus funds to be raised in this initial public offering will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures, and contractual obligations for at least the next 12 months. If we are unable to raise funds in a public offering of our stock, we may need to seek funds through an alternate means of financing. In addition we may require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In any of these cases, we may seek to sell equity or debt securities or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all. We anticipate that, from time to time, we may evaluate acquisitions of complementary businesses, technologies or assets. However, there are no current understandings, commitments or agreements with respect to any acquisitions.

Contractual Obligations

The following table summarizes our significant contractual obligations as of June 30, 2007:

	Payments Due By Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
	(in thousands)
Capital lease obligations	$58	$22	$27	$9	$—
Operating lease obligations	1,744	611	793	340	—
Purchase obligations	1,405	1,405	—	—	—
License agreements(1)	1,700	1,700	—	—	—
Royalty obligations(2)	5,753	5,753	—	—	—

Total	$10,660	$9,491	$820	$349	$—

(1)

Minimum payments due under agreements that provide us with exclusive rights to distribute licensed products in the United States. Subsequent license payments in an aggregate amount of up to $3.7 million are contingent on FDA approval to market the licensed products in the United States.

(2)

Accrued royalty liabilities include $5.5 million payable to Artes Medical under an agreement reached in September 2007 for us to pre-pay all future royalty obligations under our license to patents held by Artes Medical.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles. These accounting principles require us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. We believe that the accounting judgments, assumptions, and estimates described below have the greatest potential impact on our consolidated financial statements. Accounting judgments, assumptions, and estimates are inherently uncertain and our actual results may differ materially from the amounts reported based on these estimates.

Revenue Recognition.    Revenue is recognized upon shipment of product to customers. We permit returns from our customers and accrue an allowance against sales revenue based upon historical patterns of returns matched against the sales from which they originated and an evaluation of factors that affect the risk of returns. The allowance for sales returns accrued at June 30, 2006 and 2007 were $0.1 million and $0.2 million, respectively. Distributors are only allowed to return product if it is defective. If the sales price of products is not fixed or determinable at the time of shipment, recognition of revenue and cost of sales, as applicable, are deferred until acceptance and final determination of the selling price.

We provide various sales incentives to customers. Cooperative advertising allowances are accrued as revenue is earned and charged to marketing expense because customers are required to show proof of qualified advertisements purchased to receive reimbursement. Sales programs that provide additional BioForm products to be delivered in a future period at no additional charge are accounted for as multiple element revenue transactions. Revenue is allocated to these undelivered products based on their fair value and is recognized when the products ship. Fair value for the undelivered products is estimated based on the sales price charged when the same product is sold separately. The cost of incentive prizes (non-BioForm products) are accrued and charged to cost of sales as revenue is earned.

Stock-Based Compensation Expense.    Prior to July 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations, and complied with the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment to SFAS Statement No. 123, or SFAS 148. Under APB 25, compensation expense for an option is based on the excess, if any, of the fair value of our common stock over the exercise price of the option on the date of the grant. No stock-based compensation expense was recorded under APB 25 during the years ended June 30, 2006 and 2005.

Effective July 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS 123R. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R. Under SFAS 123R, stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized to expense on a straight line basis over the employee’s requisite service period (generally the vesting period). Because non-cash stock compensation expense under SFAS 123R is based on awards ultimately expected to vest, it has been reduced by an estimate for future forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We adopted the provisions of SFAS 123R using the prospective transition method. Under this method beginning July 1, 2006 stock based compensation cost recognized includes: (a) compensation cost for all share-based payments (including stock options) granted prior to, but not yet vested as of June 30, 2006, based on the intrinsic value method of APB No. 25, and (b) compensation cost for all share-based payments (including stock options) granted subsequent to June 30, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. All awards granted, modified, or settled after the date of adoption are accounted for using the measurement, recognition, and attribution provisions of SFAS 123R.

To value awards granted on or after July 1, 2006, we used the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and assumptions as to volatility of our stock over the term of the related options, the expected term of the options, the risk-free interest rate and the option forfeiture rate.

In fiscal 2007, we recorded non-cash stock-based compensation expense of $0.9 million related to stock option grants, of which $0.4 million related to compensation expense determined in accordance with SFAS 123R for stock options granted to employees (including members of our board of directors) on or after July 1, 2006 while $0.5 million related to compensation expense determined in accordance with SFAS 123 for stock options granted to non-employees. Stock-based compensation expense related to stock option grants to employees will increase to the extent that we grant additional stock options in the future.

The following table summarizes by grant date the number of shares subject to options granted between July 1, 2006 and September 24, 2007 and the per share exercise price, deemed fair value and resulting intrinsic value.

Grant Date	Number of Shares for Options Granted	Option Exercise Price Per Share	Fair Value of Common Stock Per Share(1)	Intrinsic Value Per Share
July 20, 2006	696,500	$2.50	$2.50	$—
October 24, 2006	627,700	3.75	3.75	—
February 1, 2007	475,750	4.50	4.50	—
July 25, 2007	1,904,950	7.30	7.30	—
August 16, 2007	56,000	7.30	7.30	—

(1)	Our IPO price is estimated to be $ , the mid-point of the range on the front cover of this prospectus.

On August 24, 2006, the FDA General and Plastic Surgery Devices Advisory Panel recommended approval by the FDA of our two PMA applications for the use of Radiesse for aesthetics applications. This was a significant milestone for us and caused the board of directors to recognize that the company was progressing in its development to a point where a liquidity event, such as an initial public offering, was a realistic possibility in the future. As a result, our board of directors engaged an independent third-party valuation firm, Financial Strategies Consulting Group, or FSCG, to assist the board in its determination of fair value by preparing contemporaneous valuations of our company and estimates of the fair value of our preferred and common stock. These valuations were prepared in October 2006, January 2007, and July 2007, prior to the October 2006, February 2007 and July 2007 meetings of our board, respectively. In performing the contemporaneous valuation, our independent valuation consultant utilized the methodologies, approaches and assumptions articulated in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock. Our board of directors set the fair value of our common stock, and exercise price of granted stock options, at each of these board meetings, taking into account the values determined by our independent valuation consultant.

For each valuation performed by FSCG, it determined the valuation range of our company and our common stock using a process that included the following factors:

•	review of our historical and projected financial data;

•	discussions with management about our prospects and significant developments;

•	calculation of the enterprise value of our company by using:

•	the income method to estimate the value of our company based on the present value of our future estimated cash flows;

•	the market method to estimate the value of our company based on the valuation metrics of companies in similar lines of business whose stocks are publicly-traded; and

•

equally weighting the enterprise values determined by the income method and the market method because we believed that these two valuation methods were equally appropriate given our history and position and there was little difference in the value determined by these methods at all valuation points;

•	use of the option-pricing method to allocate the value of our company to each class of preferred stock and to common stock; and

•	estimation of an applicable company specific marketability risk discount to apply to the stock values.

We used both the income and market methods, as they both yield reliable enterprise valuation estimates based on these factors:

•	we have several years of operating history;

•	by the start of fiscal 2007, we had sufficient sales and market presence to forecast our operating results; and

•	there are several publicly traded companies in the same or comparable industries.

Using the income method, we determined our enterprise value based on our long-term financial forecast. We determined the present value of potential future cash flows for each of the ensuing five years and the corresponding market value at the end of that five year period, or terminal value, using discount rates appropriate for the risk/return inherent in the business and related prospective financial information as of the valuation date. This risk/return analysis considered qualitative and quantitative data including:

•	the recent positive and negative milestones and future risks of the company;

•	a calculated cost of capital using the Capital Asset Pricing Model; and

•	published venture capital rates of return.

We determined our terminal value using contemporaneous valuation multiples for stable publicly-traded businesses in the same or similar lines of business as us.

Using the market method, we determined our enterprise value by identifying publicly-traded companies in the same or similar lines of business, calculating market multiples for these similar companies as of the valuation date based on publicly available forecasts of their future results, selecting reasonable multiples based on the size, growth and profitability of our company, and then applying these market multiples to our forecast of our future results.

Among the operational factors considered by our board of directors and by FSCG in the contemporaneous valuations for determining the fair value of common stock for stock options granted were:

•	our December 2006 regulatory approvals;

•	our October 2006 distribution and supply agreement entered into with CryoLife;

•	our May 2007 licensing and distribution agreement entered into with Kreussler;

•	revenue growth;

•	employee growth;

•	comparison of historical budget to actual sales and profit and loss results; and

•	product acquisitions, launches and marketing campaigns by our major competitors.

The board of directors did not seek an independent valuation for its meeting in July 2006. The following were among the factors considered by our board of directors in determining the fair value of common stock for stock options granted at the July 20, 2006 board meeting:

•

We raised funds by selling Series D preferred stock immediately prior to the July 20, 2006 board meeting, during the last week of June 2006 and the first week of July 2006 at a price of $3.25 per share. The price of the Series D preferred stock per share was established by venture capital firms with significant experience in private medical technology company investing that had previously purchased preferred stock in our earlier rounds of fund raising.

•	Proposals had been received from other unaffiliated venture capital and investment firms at prices less than or equal to the $3.25 Series D preferred share price.

•	The Series D preferred stock and other previously issued series of preferred stock held significant liquidation and voting privileges over the holders of common stock.

•

The likelihood of a liquidity event, in which the preferences of the preferred stock over the common stock would apply, versus an initial public offering of our common stock in which the preferred stock would be converted to common stock and the preferences would terminate.

•	We had not yet received FDA approval or even review by the FDA panel for our PMA applications. This represented significant risk for us related to regulatory uncertainty for our lead product.

•

Revenue growth from the fiscal year ended June 30, 2005 to June 30, 2006 was a modest $6.4 million, while our loss from operations in the same period was $10.9 million for June 30, 2005 and $11.6 million for June 30, 2006.

At June 30, 2007, we had $1.8 million of total unrecognized compensation expense under SFAS 123R, net of estimated forfeitures, which will be recognized over a weighted average period of 2.3 years. Based on the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of outstanding options and exercisable options at June 30, 2007 was              and             , respectively.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123, EITF Issue No. 96-18 and FIN 28. In our fiscal years ended June 30, 2005, 2006, and 2007, we granted stock options to non-employees to purchase 45,000, 99,000 and 94,000 shares of our common stock, respectively. At June 30, 2005, 2006 and 2007, we had stock options outstanding to non-employees to purchase 361,000, 183,000 and 217,000 shares of our common stock, respectively, with weighted average exercise prices of $0.28, $1.01 and $2.19 per share, respectively. At June 30, 2007, the outstanding non-employee options had an average exercise price of $2.19, a remaining contractual term of 8.4 years and intrinsic value of $0.5 million. Stock-based compensation expense related to options granted to non-employees was $0.1 million, $0.1 million, and $0.5 million in fiscal years 2005, 2006 and 2007, respectively.

Allowance for Doubtful Accounts.    We maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables. In determining the amount of reserve, we routinely assess the financial strength of customers, review all receivables and identify those accounts with problems. For those problem accounts, we estimate individual, specific reserves based on an analysis of the payment history and operations of each account. For all other accounts, we review historical bad debts trends, general and industry specific economic trends, customer concentrations, and current payment patterns to estimate the reserve necessary to provide for probable losses. We write off uncollectible accounts against our allowance for doubtful accounts after collection efforts have been exhausted. Our allowance for doubtful accounts at June 30, 2007, 2006 and 2005, as a percentage of gross accounts receivable was 5.2%, 2.6% and 9.0% respectively. At June 30, 2007, a one-percentage point deviation in our allowance for doubtful accounts as a percentage of accounts receivable would have resulted in an increase or decrease in expense of approximately $0.1 million.

Allowance for Excess and Obsolete Inventory.     We regularly review our inventory on hand and compare this to our estimate of future demand. Based on this analysis, we reduce the carrying value of our inventory for excess and obsolete items. All inventory write-downs are charged to cost of sales. Amounts charged to income for excess and obsolete inventory for the years ending June 30, 2007, 2006 and 2005 as a percentage of total revenues in those years were all less than 0.5%. Our estimates have been materially accurate and subject to any major changes in our business model, our operating environment or the economy, we do not expect either our methodology or the accuracy of our estimates to change significantly in the future.

Taxes.    We are subject to various federal, state and local taxes, including income, sales, payroll, unemployment, property, franchise, capital and use taxes on our operations, payroll, assets and services. In preparing our consolidated financial statements, we are required to estimate our tax expense in each of the jurisdictions in which we operate. These estimates cover current tax assets and liabilities together with temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. In estimating our tax exposure we are required to make certain estimates and judgments based on our evaluation of tax law and the facts and circumstances relating to our business. These positions may not always be accepted by all of the tax authorities in each of the jurisdictions in which we operate. As a result, our tax liabilities may differ from our estimates based on audits by tax authorities. Our tax expense could increase if tax incentives are not renewed upon expiration, tax rates applicable to us are increased, authorities challenge our tax strategies, or our tax strategies are impacted by new laws or rulings.

We record a valuation allowance to reduce our deferred tax assets to an amount that more likely than not will be realized. As of June 30, 2007 and 2006, our valuation allowance on our net deferred tax assets was $19.2 million and $13.5 million, respectively. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, we would need to make an adjustment to the allowance for the deferred tax asset, which would increase income in the period that determination was made.

Off-Balance Sheet Arrangements.    Since inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate and Credit Risk.    We have exposure to interest rate risk that relates primarily to our investment portfolio. All of our current investments are classified as cash or cash equivalents and carried at cost, which approximates market value. We do not currently use or plan to use derivative financial instruments in our investment portfolio. The risk associated with fluctuating interest rates is limited to our investment portfolio, and we do not believe that a 10% change in interest rates would have a significant impact on our interest income, operating results or liquidity.

As of June 30, 2006 and 2007, our cash and cash equivalents were maintained by financial institutions in the United States, the United Kingdom and the Netherlands, and our current deposits are likely in excess of insured limits. We believe that the financial institutions that hold our investments are financially sound and, accordingly that minimal credit risk exists with respect to these investments.

Our accounts receivable primarily relate to revenues from the sale of Radiesse directly to individual physicians and medical clinics in the United States and select countries in Europe. Outside the United States and select countries in Europe, we sell Radiesse to distributors. We sell Coaptite only through distributors and most sales are in the United States. No single customer represented more than 10% of our receivables as of June 30, 2007.

Foreign Currency Risk.    The functional currencies of our operations in the United States, the Netherlands, and the United Kingdom are the U.S. Dollar, or USD, the Euro, and the Pound Sterling, respectively. Revenue is normally generated in an operating unit’s functional currency. Operating expenses are usually in the local currency of the operating unit, which mitigates a portion of the exposure related to currency fluctuations. Intercompany transactions between our domestic and foreign operations are generally denominated in USD. At month-end, foreign currency-denominated accounts receivable and intercompany balances are marked to market and unrealized gains and losses are included in other income (expense), net.

Our foreign currency exchange gains and losses have been generated primarily from fluctuations in the Euro versus the USD and in the Euro versus the Pound Sterling. It is uncertain whether these currency trends will continue. In the future, we may experience foreign currency exchange losses on our accounts receivable and intercompany receivables and payables. Foreign currency exchange losses could have a material adverse effect on our business, operating results and financial condition.

Recent Accounting Pronouncements

In July 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109,” or FIN 48, which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, will be effective for us in the first quarter of fiscal 2008. We do not expect that adoption of this statement will have a material impact on our results of operations or financial condition.

In September 2006, the FASB issued Standard of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which company’s measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We will adopt SFAS 157 in fiscal year 2009. We are currently evaluating the effect that the adoption of SFAS 157 will have on our results of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS No. 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We plan to adopt SFAS No. 159 in fiscal 2009 and are currently evaluating the effect that the adoption of SFAS No. 159 will have on our results of operations and financial position.

BUSINESS

Overview

We are a medical aesthetics company focused on developing and commercializing products that are used by physicians to enhance a patient’s appearance. Our core product is Radiesse, an injectable dermal filler designed to provide long-lasting, cost-effective and safe aesthetic improvements for patients. Our clinical studies have demonstrated that Radiesse provides meaningful initial aesthetic correction and approximately 12 months’ duration of aesthetic improvement in many patients, resulting in high patient satisfaction with Radiesse treatment. Physicians have used Radiesse for more than five years, and we have shipped over 500,000 syringes worldwide. Our strategy is to become a worldwide leader in medical aesthetics by building on our success with Radiesse, gaining a market leading position in dermal fillers, and commercializing new products beyond dermal fillers that enhance the practice of medical aesthetics.

We believe that the performance characteristics of Radiesse result from inherent advantages in our proprietary calcium hydroxylapatite, or CaHA, microsphere technology and gel carrier. Radiesse provides long-lasting, but not permanent, aesthetic augmentation, since all of the materials in Radiesse are fully metabolized over time. The combination of our CaHA microsphere technology and our proprietary gel carrier stimulates the body to create new collagen, which we believe enhances the durability of the Radiesse augmentation.

Multiple clinical trials have demonstrated the aesthetic benefits and safety profile of Radiesse. In December 2006, we obtained two PMA approvals for Radiesse from the U.S. Food and Drug Administration, or FDA, one for the correction of moderate to severe folds and wrinkles, such as nasolabial folds, and a second for facial lipoatrophy, or facial fat loss, in patients with human immunodeficiency virus, or HIV. In the nasolabial fold clinical study, 82% of patients maintained a clinically-evident aesthetic improvement six months after treatment. The ongoing long-term follow-up of these patients indicates that more than 30% of patients maintained a clinically-evident aesthetic improvement approximately 24 months after treatment. Our facial lipoatrophy clinical trial also demonstrated that Radiesse provides long-lasting aesthetic improvement. In this clinical study, 91% of patients maintained a clinically-evident aesthetic improvement at the 18-month evaluation, which was 12 months after the last treatment.

To expand our portfolio in medical aesthetics, we have obtained licenses to two products, Aethoxysklerol, a drug product which is currently in a Phase III clinical trial for the treatment of spider and reticular veins, and BioGlue, a surgical adhesive Class III medical device that is currently in early stage human feasibility trials for use as a less invasive alternative for tissue fixation in browplasty, or forehead lift.

For the fiscal year ended June 30, 2007, we had revenue of $47.4 million, representing a 109% increase over the prior fiscal year and had a net loss of $13.6 million compared to a net loss of $11.4 million in the prior fiscal year. We currently market our products through a direct sales force of over 100 sales representatives in the United States and Europe and a complementary network of third party distributors in more than 30 countries. Our primary customers are dermatologists, plastic surgeons and facial plastic surgeons.

The Medical Aesthetics Market

The American Society for Aesthetic Plastic Surgery, or ASAPS, reports that in 2006, total expenditures for non-surgical and surgical procedures designed to improve or enhance a patient’s physical appearance, were approximately $12.2 billion. From 2000 to 2006, the total number of these aesthetic procedures increased from approximately 5.7 million to over 11.5 million procedures, representing a 12.5% compound annual growth rate. Non-invasive and minimally-invasive aesthetic procedures comprised the majority of the overall increase in aesthetic procedures and rose from approximately 4.3 million to 9.5 million procedures over the same period, representing a total consumer market of more than $4.5 billion in 2006. We believe the rapid growth in the medical aesthetics market has been, and will continue to be, driven largely by:

•	the introduction of products that offer improved aesthetic benefits and higher patient satisfaction;

•	increasing demand for minimally invasive and cost-effective aesthetic treatments that offer immediate results;

•	aging of the baby boomer demographic segment, which currently represents over 25% of the United States population;

•	greater social acceptance of aesthetics procedures, and significant direct to consumer advertising by providers of aesthetics products; and

•	a trend that is common among many affluent societies to allocate more disposable income and wealth to health, beauty and lifestyle enhancement products and procedures.

Additionally, we believe the economics of medical aesthetics are compelling for physicians because aesthetic procedures can significantly improve practice profitability. Non-surgical aesthetic procedures are considered to be elective procedures, the cost of which must be paid for directly by patients, and are not reimbursed by government or private health insurance. Many dermatologists and plastic surgeons see the use of non-surgical aesthetic procedures as a way to grow their practices without the reimbursement constraints or administrative burden of many medical procedures.

According to the ASAPS, the leading non-surgical aesthetic procedure in 2006 was Botox injection, followed by dermal fillers, laser hair removal, microdermabrasion, laser skin resurfacing and sclerotherapy for the treatment of varicose veins. Women represented 92% of the patients who underwent non-surgical aesthetic procedures in 2006.

The Injectable Aesthetic Treatment Market

According to the ASAPS, injectable aesthetic procedures are the largest segment of the non-surgical aesthetics market. Injectable aesthetic treatments include dermal fillers which are administered through a syringe into the facial skin or deeper facial tissues in order to reduce the appearance of facial wrinkles and lines, or into the lips, cheeks and other areas to add fullness. Injectable treatments also include neurotoxins, such as Botox, sclerotherapy agents for varicose veins, as well as a variety of other technologies. The ASAPS reported that, in 2006, U.S. consumers spent approximately $2.7 billion on approximately 5.7 million injectable aesthetic procedures, representing a substantial increase from 2000, when there were fewer than 2.3 million injectable procedures performed. According to ASAPS, in 2006 U.S. physicians performed, among other injectable aesthetic treatments, 3.2 million Botox injection procedures, 2.0 million dermal filler injection procedures, and 559,000 sclerotherapy procedures, representing patient fees of approximately $1.3 billion, $1.2 billion and $184 million, respectively.

The Aging Face and Use of Dermal Fillers

We believe the demand for aesthetic procedures is generally driven by the desire of the aging population to maintain a youthful appearance. The natural aging process causes characteristic changes to the face. In a youthful face, the cheek fat pad is located over the cheek bone. As we age, descent of the cheek fat pad causes a natural break in the mid and lower facial contours. In addition, aging causes a loss of midfacial volume as a result of descent of midfacial fat, bone loss and a reduction in skin elasticity. This process changes the triangular shape of a young face to a rectangular shape due to sagging skin and downward descent of the facial soft tissues. This descent causes deepening of the nasolabial folds, which are the skin creases extending from either side of the nose to a point lateral to the corners of the mouth, a deepening of marionette lines, the dimples formed below the corners of the mouth that create a tired and sad appearance, and prejowl sulcus, which is the sagging skin along the chin and jaw line. The descent of facial tissue also results in lengthening of the lower eyelids, hollows below the eye, and loss of cheek prominence.

Injection of dermal fillers can reduce these signs of aging in several ways. One of the most common applications of filler injections is to fill in the lines in the nasolabial fold area between the nose and mouth. Other common applications of fillers include injection into the lines at the corners of the mouth, known as marionette lines, as well as the sagging areas on the sides of the chin known as prejowl sulcus. Some clinicians inject fillers into the cheek and the area below the eye, to restore volume and accentuate the underlying bone structures. In addition to restoring volume, facial augmentation can assist in contouring the features between the lower eyelid, nasolabial fold, and the cheek thereby reducing the shadowing that occurs during aging.

Dermal Fillers and Their Limitations

Dermal fillers have been the fastest growing segment within the injectable aesthetic procedure market. According to ASAPS, between 2005 and 2006, the number of dermal filler procedures in the United States grew by 24.7%. The first FDA-approved dermal filler, bovine collagen, was commercialized beginning in 1981, and remained the only FDA-approved dermal filler for aesthetics applications until 2003. In 2003, the first hyaluronic acid, or HA, filler was approved by the FDA, and since then several new competitive fillers including additional HA fillers and polymeric materials have been approved. Radiesse was approved in 2006 for facial folds and wrinkles and facial lipoatrophy in HIV patients. With the introduction of new dermal fillers, in some cases providing better durability or higher patient satisfaction, the market for dermal fillers has grown significantly over the past several years.

Collagen Fillers.    Bovine collagen, sold under the brand names Zyderm and Zyplast, became a commonly-used filler for skin and soft-tissue augmentation beginning in the 1980s. This treatment requires skin testing several weeks prior to injection to determine whether the patient will have an allergic reaction to the bovine components. Human-derived collagen products were introduced in 2003 with CosmoDerm and CosmoPlast, neither of which requires a skin test. Collagen products available in the United States are generally believed to have a duration of effect of approximately three to six months.

Hyaluronic Acid Fillers.    Hyaluronic acid is a naturally occurring moisturizing substance found in human skin and other parts of the body. Some HA filler products are derived from animals, such as the combs of roosters, while others come from a bacterial source. In late 2003, the FDA approved the first HA product, Restylane, in the United States. The approval was based upon a clinical trial evaluating Restylane as a treatment for nasolabial folds compared to collagen. Various other HA products received similar approval, and have been introduced in the United States since that time, including HylaForm, HylaForm Plus, Captique, Juvederm, Juvederm Ultra and Perlane. These products are derived from HA that has been stabilized with other compounds, or crosslinked, in an attempt to extend durability. The aesthetic effect of HA fillers is generally believed to be approximately four to 12 months, with effects typically lasting for six months.

Synthetic Polymer Implants.    Currently, two polymeric materials are commercially-available in the United States for dermal filler applications. Sculptra, approved by the FDA in 2004 for the restoration or correction of the signs of HIV-related lipoatrophy, is comprised of suspended Poly-L-lactic acid microparticles. The results of treatment with Sculptra are not immediate, typically gradually improving over several weeks with multiple treatment sessions. ArteFill, approved by the FDA in 2006 for the correction of nasolabial folds, is comprised of polymethylmethacrylate, or PMMA, microspheres suspended in bovine collagen gel. The use of bovine collagen requires a separate pre-treatment visit for a skin test. The PMMA microspheres are non-resorbable, remaining permanently in the body. The current FDA labeling for ArteFill is for a six month duration, but the maker of this product has filed for a five year labeling claim.

In addition to currently marketed fillers, there are additional competitive products in various stages of the U.S. regulatory cycle that could be approved for marketing. Many products not yet available in the United States are already available internationally. However, there are a number of limitations that we believe keep any of the products currently available in the United States from sufficiently satisfying patient and physician needs.

Dermal Filler Limitations

We believe that other dermal fillers currently available in the United States have one or more of the following limitations:

Unsatisfactory Correction.    The volume of dermal filler material injected depends upon the area to be treated and the extent of correction desired. In many cases, optimal correction may require the use of more than one syringe of a dermal filler. Given that physicians often charge their patients on a per syringe basis, many patients opt for treatments performed with a single syringe of dermal filler. If a single syringe constitutes an inadequate volume of material, as it often does, the patient is likely to be unsatisfied with both the initial and long term effects of the treatment.

Durability Challenges.    The effects of treatment from most temporary dermal fillers range from three to 12 months, which can result in frequent and costly retreatments and touch-ups to maintain a meaningful aesthetic effect. We believe that a significant factor considered when choosing among filler alternatives is durability, as illustrated by the rapid adoption of HA fillers in place of collagen fillers. However, we also believe that HA fillers, despite their durability advantages over collagen, may not fully satisfy patients because the effects of treatment typically wear off within six months. At the other end of the duration spectrum, we believe potentially permanent fillers, such as PMMA, may present clinical challenges for some physicians due to the non-resorbable nature of the material. For example, treatment with a non-resorbable filler that initially has satisfactory results may lead to an undesirable aesthetic appearance as the overall appearance of the patient’s face naturally changes with age. Additionally, with non-resorbable materials, should an undesired result occur, the effect may persist and the material is very difficult, if not impossible, to remove.

Cost and Inconvenience.    The cost and inconvenience of multiple syringes or frequent visits to maintain a satisfying effect from a dermal filler treatment, combined with the dissatisfaction with the durability of the outcome, can discourage patients from seeking repeat treatment. In the case of bovine-derived products, patients must undergo a separate pre-treatment visit for a skin test.

While many dermal filler products have experienced commercial success and have led to a significant increase in patient demand, we believe that most patients and physicians continue to seek long-lasting, but not permanent, augmentation with a product that can provide immediate, significant and cost-effective aesthetic correction.

The Radiesse Solution

Our core product, Radiesse, incorporates our patented formulation of CaHA microspheres suspended in a gel carrier and is designed to provide satisfying, long-lasting, cost-effective and safe aesthetic benefits for patients. Through several clinical studies, we believe we have demonstrated the advantages of Radiesse.

We believe, based upon our industry knowledge and publicly-available information about other dermal fillers, that the adoption of Radiesse by physicians and patients has been due to a unique combination of attributes that have led to a high level of patient satisfaction, which, in turn, may help physicians grow their practices through repeat business and referrals including:

Designed for Satisfying Correction.    Radiesse is designed to provide immediate and satisfying aesthetic treatment outcomes. We believe that providing a significant aesthetic correction with a single syringe is critical to achieving high patient satisfaction. Our post-market, prospective, multi-center, randomized, controlled clinical trials in Europe against leading HA products and our U.S. FDA pivotal trial against collagen have demonstrated in nasolabial folds that Radiesse requires significantly less material to achieve optimal correction than any of the HA or collagen fillers studied in the trials. In the post-market studies, approximately 90% of patients treated with Radiesse reported they were satisfied with the treatment.

Durability.    We believe that Radiesse can provide meaningful aesthetic improvement for approximately 12 months or more, avoiding or reducing the need for frequent retreatments. Its durability profile also avoids the potentially undesirable aesthetic effect of a non-resorbable material as overall facial appearance changes with age. The CaHA particles in Radiesse degrade and are metabolized, typically within about 12 to 18 months from the initial injection. After the Radiesse material is fully metabolized, there may be some residual correction for a further period of time due to the production of new collagen that occurs in the area of Radiesse injection, potentially extending the duration of effect. The long-term follow-up assessments of patients in our nasolabial fold PMA clinical study demonstrated that more than 30% of folds remained aesthetically improved at approximately two years after treatment. In our facial lipoatrophy study for patients with HIV, 91% of patients remain aesthetically improved at the 18-month evaluation, which was 12 months after the last treatment. We have also conducted a post-marketing prospective, multi-center, randomized, controlled 12 month clinical trial in Europe against Restylane, and are engaged in long-term follow-up in a post-marketing study of Radiesse against Juvederm and Perlane. We believe these studies demonstrate the durability advantages of Radiesse over these other leading fillers.

Value and Convenience.    We sell Radiesse in a 1.3cc syringe to provide a typical patient with significant nasolabial fold correction with a single syringe treatment. We believe that greater aesthetic improvement can be achieved with a single syringe of Radiesse than with a single syringe of many other leading fillers. One syringe of Radiesse may provide significant correction for a typical nasolabial fold treatment, while comparable correction with many competing fillers may require two or more syringes at what we believe would be an overall greater cost to the patient, since two syringes of many competing fillers will commonly cost significantly more than one syringe of Radiesse. Additionally, we believe that the durability of Radiesse will also improve the convenience to patients due to less frequent treatment sessions.

Radiesse faces significant competition, both domestically and internationally, from products that may have greater recognition or are distributed by larger, well-established, companies. Current or future competitive products may claim one or more attributes that could be perceived as advantages over Radiesse based upon durability, cost, comfort, scope of approved marketing claims or ease of treatment, but we are not aware of any that have the combination of attributes associated with Radiesse. Procedural side effects from Radiesse injection are consistent with side effects commonly associated with injectable dermal filler treatments, and may include bruising, swelling, redness, pain, and itching. In most cases, these side effects go away within two weeks following treatment. There have been no reported long term adverse effects of Radiesse in the pivotal studies conducted, and there have been no reports of delayed onset adverse events in these studies. The characteristics of the Radiesse material that offer advantages in certain dermal filler procedures, like nasolabial fold treatment, also make it less suitable for use in the lips and certain other areas. There have been published reports of lumpiness associated with the use of Radiesse injected into the lips.

Our Business Strategy

Our strategy is to become a worldwide leader in medical aesthetics by gaining a market-leading position in dermal fillers based largely on Radiesse and follow-on products utilizing our proprietary CaHA technology and then to commercialize new products beyond dermal fillers that enhance the practice of medical aesthetics. The key elements of our strategy are to:

Establish Radiesse as the leading dermal filler.    We intend to grow our dermal filler business by building on the success of Radiesse and its ability to deliver highly satisfying outcomes to patients in line-filling and wrinkle reduction procedures. We believe that satisfied patients will return for regular repeat treatments and promote overall awareness of Radiesse through word-of-mouth, which may grow our physician customer practices and introduce additional physicians to our products through demand from patients. Additionally, we have marketing programs that target both patients and physicians. We will continue to offer comprehensive clinical education and sales support to provide physicians with the training and tools to capitalize on the growing patient demand for our products.

Obtain regulatory approval and commercialize an injectable treatment for varicose veins.    We have entered into an exclusive license and distribution agreement for Aethoxysklerol for sale in the United States. Aethoxysklerol is a leading sclerotherapy treatment in Europe for varicose veins. This product is currently being investigated in a Phase III clinical trial for treatment of spider and reticular veins pursuant to an FDA special protocol assessment, or SPA. If the trial is successful, and the FDA grants regulatory approval, we intend to commercially launch Aethoxysklerol into the U.S. market. We believe, based on international sales of this agent, that Aethoxysklerol, if approved, can become a leading varicose vein treatment in the United States. Additionally, we believe the varicose vein treatment market in the United States is substantially underserved with current treatment options and that this product can become an important part of our future business.

Expand our dermal filler indications and portfolio.    We intend to continue to pursue future applications or label expansions for Radiesse and future dermal fillers under development. We believe that Radiesse could fulfill a large unmet need among patients and physicians for a durable and cost-effective filler to treat significant volume loss or enhance contours, as we demonstrated in our HIV-lipoatrophy trial. We have a portfolio of fillers in development based on our core CaHA and gel technologies and additional new technologies. These fillers may prove suitable for applications in which the current formulation of Radiesse is not suited, or may provide longer or shorter duration of effect. Offering increased flexibility for patients and physicians could improve our presence and leadership in the dermal filler market.

Develop and commercialize an aesthetic adhesive material.    We have exclusively licensed BioGlue for development and sale in the United States, Europe and Canada, for aesthetics applications. BioGlue is a surgical adhesive Class III medical device that was developed and has been used for many years as an adjunct to sutures and staples in open surgical repair of large arteries. Physicians have studied the use of BioGlue in several aesthetics procedures, including an 80-patient peer-reviewed published report on use for browplasty. We are currently conducting a feasibility study under an investigational device exemption, or IDE, from the FDA. Our strategy is to determine compelling aesthetics applications for BioGlue, demonstrate safety and effectiveness of this material in aesthetics applications and launch BioGlue as an alternative fixation system to improve browplasty and certain other surgical and minimally invasive aesthetics procedures.

Become a leading diversified medical aesthetics company.    We intend to continue to explore additional development, acquisition and licensing opportunities in our effort to build a leading diversified medical aesthetics company. To this end, we are heavily investing in our infrastructure to establish a sales and marketing organization and manufacturing and distribution capabilities that in the future will realize economies of scale and synergies in the commercial distribution of our medical aesthetics products. We have made significant investments in our direct sales organization in the United States and Europe with more than 100 direct sales representatives worldwide and a complementary network of third party distributors in more than 30 countries. We intend to leverage this direct sales capability to rapidly introduce new products and compete effectively with our largest competitors.

Our Products

Radiesse.    Radiesse is a synthetic injectable material that is used by physicians as a dermal filler. Radiesse consists of 30% by volume smooth calcium hydroxylapatite, or CaHA, microspheres ranging in diameter from 25 to 45 microns suspended in an aqueous gel carrier which comprises 70% of the product. The size of the particles allows for delivery through a 27 gauge needle. The gel carrier allows for controlled placement and permits the practitioner to manipulate Radiesse after injection without unwanted migration of the particles. The product’s unique calcium-based microsphere technology, along with the proprietary gel technology, helps to restore volume and promotes the growth of the body’s own collagen, providing lasting, but not permanent, augmentation. Immediately following injection, the Radiesse dermal filler adds volume to the space into which it is injected. This volume enhancement is predictable and controllable by the physician, resulting in immediate improvement in patient aesthetics after one treatment. In the first several months after injection, the gel carrier is absorbed by the body and new collagen is formed around the CaHA microspheres, which can reinforce the augmentation effect. Over time the CaHA microspheres, identical to a mineral component of bone and teeth, are also metabolized by the body.

The core technology behind Radiesse has been through significant safety and effectiveness testing, including biocompatibility testing, preclinical studies and several multi-center human trials in more than 1,000 patients, which, along with five years of use by physicians and over 500,000 syringes shipped, has demonstrated its benefits and safety profile. Radiesse requires no pre-injection skin testing to determine risk of allergic reaction because it contains no animal or human-derived materials.

Radiesse Voice and Voice Gel.    We have also commercialized two products, Radiesse Voice and Radiesse Voice Gel, for vocal fold insufficiency. Vocal fold insufficiency is a condition in which the vocal folds are impaired in their motion, typically as a result of a stroke or neurological disorder. The impaired vocal fold motion inhibits speech or reduces voice quality. Radiesse Voice or Voice Gel can be injected into the space behind the vocal fold that is impaired to adjust the position of that fold and improve speech. Radiesse Voice may be more appropriate for patients desiring long-lasting augmentation while Radiesse Voice Gel may be appropriate for patients whose condition is temporary. The FDA approved Radiesse Voice in January 2002 and Radiesse Voice Gel in April 2006. Revenues attributable to these products are immaterial.

Coaptite.    In 2005, the FDA approved the initial application of our core technology, marketed as Coaptite as a peri-urethral bulking agent to treat women who have stress urinary incontinence due to poorly functioning urethral sphincter muscles. The device consists of CaHA particles 75 to 125 microns in diameter suspended in a gel carrier similar to that used in Radiesse. Coaptite is injected into the space around the urethra near the bladder. After injection, Coaptite bulks the tissue near the urethral sphincter, enabling the sphincter to function more effectively. The PMA approval was based on a clinical study that demonstrated statistical equivalence in the first 12 months to the Contigen Collagen Implant, a leading bulking agent for stress urinary incontinence marketed by C.R. Bard. In this study, the Coaptite-treated group demonstrated continued improvement at 24 months. Coaptite is the first and only urology bulking agent with clinically proven two-year effectiveness.

As part of our strategy to focus our direct commercialization efforts on the medical aesthetics space, in 2006, we entered into an exclusive distribution agreement with Boston Scientific to sell Coaptite in the United States and Canada for female stress urinary incontinence and a pediatric urinary indication.

Our Products Under Development

Aethoxysklerol—Varicose Vein Treatment.

We have licensed Aethoxysklerol, an injectable sclerosing drug for the treatment of varicose veins from Chemische Fabrik KREUSSLER & Co. GmbH, or Kreussler, a German pharmaceutical company. Injection sclerotherapy is one of the primary treatments for small to medium varicose veins in the legs, where a treatment agent is injected into the vein to cause destruction of the vein, improving the overall aesthetic appearance. Aethoxysklerol is a leading sclerotherapy treatment in Europe for varicose veins. It was developed by Kreussler in the early 1960s and has been used safely and effectively outside of the United States for over 40 years in millions of patients. We have exclusive distribution rights for Aethoxysklerol in the United States. Kreussler is currently conducting a Phase III clinical study, which has been fully enrolled. The clinical trial is being conducted based on a design that was established by the manufacturer based on its communication with the FDA and a special protocol assessment, or SPA. An SPA is an agreement between the FDA and the sponsor of a new drug application, or NDA, on the design and size of a clinical trial that will form the primary basis for a claim of the effectiveness of the drug. Kreussler intends to submit an NDA in 2008, if the study is successful. We believe, based on the SPA with the FDA, that positive data from the trial will be sufficient for FDA approval.

Up to 50% of women 18 years of age and older may be affected by varicose veins. These veins, typically found on the legs, are often red or blue, are close to the surface of the skin and can look like tree branches or spider webs. ASAPS reported that approximately 559,000 sclerotherapy procedures and about 158,000 laser vein removal procedures were performed in the United States in 2006. We believe these figures demonstrate that a very small percentage of the potential market has sought treatment for this condition.

Current varicose vein treatment options available in the United States include various lasers, surgery, and sclerotherapy with hypertonic saline or other drugs. Some of the current laser treatments and sclerotherapy products in the United States may be associated with significant discomfort, which may discourage patients from seeking treatment. In contrast, Aethoxysklerol contains polidocanol, a chemical with anesthetic properties, which we believe may be one of the key advantages of Aethoxysklerol.

The active ingredient contained in Aethoxysklerol does not enjoy patent protection. As a result, we intend to rely on marketing exclusivity provisions of the Hatch-Waxman Act for a limited, five-year, marketing exclusivity of Aethoxysklerol. Hatch-Waxman provides such exclusivity to the first applicant to gain approval of an NDA for a product using an active ingredient that the FDA has not previously approved.

BioGlue—Surgical Adhesive.

We have in-licensed BioGlue, a surgical adhesive Class III medical device, from CryoLife, and we have exclusive U.S., Canadian and European distribution rights for aesthetics applications of BioGlue. BioGlue is a surgical adhesive that was approved by the FDA in 2001 as an adjunct to sutures and staples for use in adult patients in open surgical repair of large vessels, and it is approved in Canada and the European Union for various cardiovascular, vascular, pulmonary and general surgical applications. BioGlue is a sealant that is made of a bovine serum albumin, a cow protein, and a chemical called glutaraldehyde. BioGlue has been sold commercially since 2001 in the United States and internationally since 1997, and has been used successfully and safely in over 500,000 procedures.

BioGlue takes seconds to apply and to create a durable mechanical bond, with full adhesion within minutes. BioGlue offers durability of fixation and the requisite tensile strength for facial aesthetic applications that other glues have not been able to achieve. We believe that BioGlue may offer an attractive alternative to conventional fixation methods, which involve drilling into the skull for fixation, either with resorbable screws, posts or other suspension methods.

In June 2007, pursuant to an investigational device exemption, or IDE, we began to enroll patients in a feasibility study to evaluate the safety and effectiveness of BioGlue as a method for tissue fixation in patients undergoing browplasty, or forehead lift, procedures, and enrollment is ongoing. BioGlue is a Class III medical device, subject to the medical device regulatory approval pathway.

We are evaluating clinical, regulatory and commercialization strategies for additional indications in the United States, Canada and the European Union, including procedures where an adhesive may be applicable, such as mid-face lifts, nose and eyelid surgeries and other cosmetic surgeries.

Additional Dermal Fillers and Indications

We are conducting research and development activities related to the demonstration of utility of Radiesse or other dermal filler products in additional clinical applications. Our ongoing research and development activities are also directed to the potential development of future dermal filler products based upon our CaHA and gel carrier technology and other technologies.

Radiesse Clinical Studies

Nasolabial Fold Clinical Trial

In 2004, we initiated a clinical trial for the correction of nasolabial folds, which are the vertical lines running from the nose to the corner of the mouth. Radiesse met or exceeded all of the primary and secondary protocol endpoints. These trial results were submitted to the FDA in the form of a PMA application in December 2005, which was approved in December 2006.

The multi-center trial, which enrolled 117 patients, was designed to measure the safety and effectiveness of Radiesse for the treatment of nasolabial folds. The trial was a split face study comparing Radiesse to Cosmoplast, a human-based collagen filler approved by the FDA in 2003. The split face design allows each individual patient to act as his or her own control by having one side of the face treated with Radiesse and the other side with Cosmoplast on a randomized basis. Each nasolabial fold was treated with an amount of material that was deemed necessary by the treating physician for optimal correction. The primary endpoint of this study was non-inferiority of Radiesse compared to Cosmoplast based on the Lemperle Rating Scale, or LRS. The LRS is a zero through five rating system where ratings are based on an ordinal scale using a validated photographic scale as a benchmark. The trial’s prospectively-defined secondary endpoints included superiority analyses comparing Radiesse-treated fold changes to changes in Cosmoplast-treated folds at six months on both the LRS and Global Aesthetic Improvement Scale, or GAIS. GAIS is a five point relative scale where the patient’s condition is assessed by an evaluating investigator based on a judgment of the level of improvement, if any, with level one representing a worse outcome and level five representing a very much improved outcome. Results were based on the median score of three separate, independent blinded evaluators using both scoring systems.

Both LRS and GAIS ratings throughout the course of the study showed similar findings, with Radiesse demonstrating statistically superior (p<0.0001) improvement to Cosmoplast on every measure of effectiveness at both three months and six months following treatment. In 82% of patients, the Radiesse-treated fold showed improvement at six months. In contrast, for Cosmoplast, 27% of folds were improved at six months. Another important metric measured in this study was the comparative average injected volume needed to achieve optimal results. Radiesse achieved the optimal result with an average total injected volume of 1.22cc, while Cosmoplast required an average of 2.35cc of material (p<0.0001). Radiesse had no occurrence of serious adverse events in the study. There were no reports of delayed adverse events due to either Radiesse or Cosmoplast treatment. Side effects with both products included pain on injection and other transient effects including redness, swelling, bruising and itching, all of which resolved without intervention, most within days or weeks following treatment. The overall safety profile of Radiesse was comparable to Cosmoplast, the collagen control.

As part of the PMA approval for Radiesse in facial fold and wrinkles, the FDA has required us to complete a post-approval study to assess the safety of Radiesse in nasolabial folds in persons of color and to complete a three-year open-label follow-up of patients in the U.S. pivotal nasolabial fold study. For dermal fillers, the FDA has commonly requested a post-approval study in persons of color, since persons of color may be more prone to skin discoloration or scar formation following injury to the skin or treatments involving the skin. The persons of color study is fully enrolled and ongoing, and the long-term nasolabial fold study has completed a two-year follow-up evaluation of 101 patients with more than 30% of patients rated by the treating investigator as improved at approximately two years since their last treatment with no long-term product related adverse events reported in the study. The three-year follow-up will be completed in 2008.

HIV-Lipoatrophy Clinical Trial

We initiated a trial in 2004 to measure the safety and effectiveness of Radiesse in treating HIV-associated lipoatrophy, commonly known as facial wasting. Radiesse met or exceeded all of the primary and secondary endpoints. The PMA application for the facial lipoatrophy trial was submitted to the FDA in September 2005 and was approved in December 2006.

The trial was a multi-center, prospective, open-label 100 patient study. The primary endpoint was defined as 50% or more patients demonstrating improvement at three months post-treatment based on a GAIS score assessment. The secondary endpoints included an additional GAIS assessment at six months post-treatment and a cheek skin thickness measurement at three and six months. We continued to follow the patients at 12 months, 18 months and 30 months from initial treatment.

The data collected from the trial demonstrated an improvement on the GAIS evaluation in 100% of patients treated at every time point through 12 months. Cheek thickness measurements taken at three, six and 12 months demonstrated an increase in average cheek thickness compared to baseline at each point in time. Radiesse had no occurrence of product related serious adverse events. Adverse events included pain and other transient effects including redness, swelling, bruising and itching, all of which resolved without intervention, most within days or weeks following treatment.

For the PMA approval for Radiesse for facial lipoatrophy in HIV patients, the FDA has required us to provide 18-month follow-up data on the patients already enrolled, and this data has been submitted to FDA pursuant to this request. At the 18-month evaluation, 91% of patients were improved with no long-term adverse events related to Radiesse treatment reported. No treatment was provided to the patients between the six and 18-month visits, thus the 18-month results demonstrate durability of Radiesse for 12 months in a facial aesthetics application.

Radiesse vs. Restylane Clinical Trial

We conducted a post-approval prospective, randomized, controlled clinical trial in Europe with 60 patients at two investigational sites. This study provided a direct comparison of Radiesse to the leading HA-based product currently on the market, Restylane. The trial, completed in 2006, was a split face study in which patients were treated with Radiesse in one nasolabial fold and Restylane in the other on a randomized basis. Pursuant to the clinical protocol, patients received treatments at baseline and three months. The treating physician was instructed to treat the fold to optimum correction in the judgment of that physician. A second treatment was provided for each fold in virtually all patients as recommended by the protocol three months following the initial treatment. This second treatment was to ensure that patients received optimal correction of their folds. Patients were followed at three, six and nine months following the second treatment. A blinded evaluator at each clinical site rated the folds on the GAIS and the Wrinkle Severity Rating Scale, or WSRS, at each time point after the second treatment. WSRS is a five point ordinal scale where a patient’s nasolabial severity is assessed by an evaluating physician. On the WSRS scale, level one represents no visible nasolabial fold and level five represents and extremely deep and long nasolabial fold. In addition, patients at both sites subjectively assessed their preference between the folds. Furthermore, at the lead enrolling site, patients were asked a supplemental series of questions related to satisfaction and retention at six and nine months following the last treatment.

The results of the GAIS evaluation showed a greater number of folds treated with Radiesse rated as “improved” or better at six and nine months following treatment, as compared to the number of “improved” or better Restylane folds. At nine months following second treatment, 79% of folds treated with Radiesse and 43% of folds treated with Restylane showed improvement as measured by the GAIS (p<0.0001). The results of the WSRS evaluation showed a greater average improvement in Radiesse-treated folds as compared to Restylane-treated folds at three, six and nine months. On the patient preference evaluation, at each time point more than 60% of patients preferred the Radiesse fold (p<0.05) to the Restylane fold. In addition, Radiesse required significantly less material to achieve optimal correction, with an average total injection volume of 0.88cc in contrast to Restylane which needed an average of 1.26cc (p<0.001).

The results of the supplemental 48 patient satisfaction survey indicated that 96% were “satisfied” or “extremely satisfied” with the Radiesse treated fold nine months following the second treatment, while 58% were “satisfied or “extremely satisfied” with the Restylane treated fold (p<0.0001). Also, at nine months after the second treatment, when patients were asked whether they were likely to return for future treatments, 75% of patients said that they would be “likely” or “extremely likely” to return for future treatments with Radiesse versus 25% for Restylane (p<0.0001).

This study was conducted as a post-approval comparison of two leading fillers, and was not intended to support regulatory approval. This study has been accepted for peer-reviewed publication in the Journal of Dermatologic Surgery.

Radiesse vs. Juvederm 24, Juvederm 24HV and Perlane Clinical Trial

We are conducting a prospective, randomized, controlled clinical trial in Europe with 205 patients at five investigational sites. The trial has been designed to measure the results achieved by several products on a comparative basis for up to 20 months after the completion of two treatments, at baseline and at four months in order to achieve optimal correction. This trial randomized patients to receive treatment with one of four products, Radiesse, Perlane, Juvederm 24, not available in the United States, and Juvederm 24HV, known as Juvederm Ultra in the United States. Each patient received treatment with one product in both nasolabial folds in order to avoid asymmetry concerns inherent in split-face studies and to permit longer follow-up than in most nasolabial fold trials, as follows: 70 patients were treated with Radiesse, 69 patients were treated with Perlane, 33 patients were treated with Juvederm 24 and 33 patients were treated with Juvederm 24HV. Patient satisfaction was evaluated at the lead enrolling site, which treated 121 patients, and improvement on the GAIS and the WSRS was evaluated in all patients.

The percent of patients improved in the Radiesse-treated group was found to be statistically greater at four and eight months after the last injection as compared to all other products in the study (p<0.0001) and at 12 months after the last injection against Perlane (p<0.05) and Juvederm 24 (p<0.0001), but not significant as compared to Juvederm 24HV. On the WSRS evaluation, three of the treatment groups, Radiesse, Perlane and Juvederm 24HV, showed improvement in WSRS scores but the differences were generally not statistically significant. Substantially less Radiesse than the HA fillers was injected to achieve optimal correction in this study. Average total volume of Radiesse injected in two treatment sessions was 2.21cc, compared to 2.89cc of Perlane (p<0.0001), 2.94cc of Juvederm 24HV (p<0.005) and 4.78cc of Juvederm 24 (p<0.0001).

For the 119 patients evaluated at 12 months after the last injection at the lead enrolling site, which also administered the patient satisfaction evaluation, results showed that 90% of Radiesse treated patients rated their satisfaction as “satisfied” or “extremely satisfied” compared to 48% with Perlane (p<0.001) and less than 10% for each Juvederm group (p<0.001). When asked whether they would be likely to return for future treatments, 93% of patients said that they were “likely” or “extremely likely” to return for future treatments with Radiesse versus 38% for Perlane (p<0.001) and less than 10% for each Juvederm group (p<0.001). A similar patient satisfaction response pattern was reported at each evaluation time point.

This study was conducted as a post-approval comparison of several leading fillers, and was not intended to support regulatory approval. The results of this study through 12 months follow-up after the second treatment have been submitted for peer-reviewed publication in The Journal of Dermatologic Surgery.

Peer reviewed publications

There are currently more than 30 peer-reviewed journal articles published regarding the use of Radiesse in aesthetics with approximately 1,600 patient treatments in a variety of clinical applications. These publications describe broad use of Radiesse in nasolabial folds, marionette lines, cheek augmentation, facial contouring, HIV-lipoatrophy, glabellar lines in conjunction with Botox, posterior mandible augmentation, nipple reconstruction and nasal valve collapse. In addition, there are eight peer-reviewed journal articles published regarding use of Radiesse Voice and Radiesse Voice Gel with approximately 150 patient treatments.

Sales and Marketing

We market Radiesse to dermatologists, plastic surgeons, facial plastic surgeons, and other physicians performing cosmetic procedures through a direct sales and marketing organization in the United States. As of September 24, 2007, we had a U.S. and European sales force of over 100 direct sales representatives. This reflects a recent expansion of our sales force that we implemented during our first fiscal quarter of 2008, when we added over 30 direct sales representatives, reduced the size of our U.S. and certain European sales territories and added new sales territories in other parts of Europe. Our European sales and marketing organization is managed by a team located in the Netherlands. Worldwide, we have a network of third party distributors in more than 30 countries.

We believe that our target physician customers and their office staff are the primary sources of information and advice in a patient’s choice of treatment. As such, we concentrate our marketing efforts on the physician’s office. We devote significant resources to training and educating physicians in the use and benefits of our products. We provide significant marketing support to physicians offering Radiesse to assist with patient awareness and education. We also promote our products through medical society meetings attended by dermatologists, plastic surgeons and facial plastic surgeons.

In addition, our relationships with physician thought leaders in medical aesthetics are a very important component of our product development and selling efforts. These relationships are established in several ways. Some of these leading physicians serve on our clinical advisory board, others serve as members of the Radiesse Medical Education Faculty, some have served as investigators in our clinical trials of

Radiesse or products under development, and others have assisted us in research or other collaborations. We consider close relationships with the leadership of the core medical specialties that perform aesthetics procedure to be important to our future. We will continue to seek support and collaboration from highly regarded physicians to perform important research and accelerate market awareness and adoption of our products.

Competition

We compete primarily in the facial aesthetics market, which is highly competitive, subject to rapid change and significantly affected by new product introductions and other activities of industry participants. We compete against other medical technology and pharmaceutical companies who market dermal fillers and other injectable aesthetics products. We also compete with companies that offer different treatments for facial wrinkles, including topical cosmeceuticals and creams, chemical peels, laser skin treatments and microdermabrasion.

We believe the principal competitive factors in the facial aesthetics market include product dependent factors such as:

•	general safety and effectiveness of treatment;

•	duration of treatment effect;

•	scope of FDA-approved uses;

•	cost of the product to the physician;

•	cost of the treatment to the patient versus alternative treatments;

•	side effects that are commonly associated with the treatment;

•	time and discomfort associated with the procedure and post-procedure recovery;

•	ease of treatment administration; and

•	product recognition and reputation with both practitioners and patients.

We believe that Radiesse competes favorably with most competitive products on the combination of factors shown above. However, there are several dermal filler products currently marketed, under development or in the regulatory process for marketing approval, both in the United States and, to an even greater extent, internationally, that may claim to offer one or more benefits that could be perceived as advantages over Radiesse on the factors listed above. Each of our products competes and each of our currently contemplated products will compete for a share of the market with numerous products that are well established and widely recommended or prescribed. Additionally, our industry is characterized by significant and aggressive pricing pressures. For example, competitors’ pricing campaigns, and our own pricing campaigns, have led to fluctuation in our anticipated quarterly financial performance. The future success of our products and products under development, as well as our financial performance, could be harmed by competing new product introductions, technological advances, and pricing actions by one or more of our competitors.

In addition, our ability to compete depends upon several other factors related to our company, including:

•	our reputation with our physician customers and patients;

•	our relationships with leading physicians in the medical aesthetics specialties;

•	financial resources;

•	the effectiveness of our sales force;

•	the extent and success of our marketing efforts;

•	our portfolio of products and the ability to cross-promote products;

•	research and development expertise;

•	clinical and regulatory expertise;

•	our manufacturing capabilities and cost of goods; and

•	intellectual property protection.

We compete primarily with other companies that market dermal fillers. Many of our competitors are large, well-established medical device, pharmaceutical, chemical, cosmetic or healthcare companies with considerably greater financial, marketing, sales and technical resources than those available to us. Domestically, these large, well-established, competitors include Medicis and Allergan. Internationally, Q-Med, a Swedish company is a market leader. Allergan also markets its products directly in Europe. Galderma, a joint venture between Nestle and L’Oreal, markets a competitive hyaluronic acid based product that has received approval in the United States and Europe, and is expected to be launched in 2007. Johnson & Johnson markets a competitive product internationally, and is seeking FDA approval to market the product domestically. We may face future significant competition in our markets from these and other large, established companies, as well as from emerging companies, like Artes Medical, many of which have dermal filler products currently available, under development or in the regulatory approval pipeline.

Financial resources and a well-established presence in the facial aesthetics market play a significant role in the success of a product. Some competitors spend far more on certain types of advertising than we do or expect to do in the foreseeable future. Such advertising includes direct to consumer national television campaigns as well as co-promotion with other, well established, products including, for example, Allergan, which markets its Juvederm dermal filler products along with its Botox product. Physician office and consumer awareness of well-established companies and products may allow competitors to introduce newly-approved products rapidly into the market. For example, Medicis recently launched Perlane, and Allergan recently launched two forms of Juvederm through existing sales and marketing organizations in the facial aesthetics market.

Competition among providers of medical devices and other treatments for the aesthetics market is characterized by extensive research efforts and rapid technological progress. While we attempt to protect our products through patents and other intellectual property rights, there are few barriers to prevent new entrants or existing competitors from developing products that would compete directly with ours.

Manufacturing

Our manufacturing involves the use of our internal manufacturing resources and expertise, approved suppliers and contract manufacturers. We perform certain value-added and proprietary manufacturing processes at our facilities in Wisconsin. In addition, we outsource the manufacturing of certain components that are produced to our specifications and shipped to our facility for final assembly or inspection, testing and certification. Finished product is stored at and distributed primarily from our Wisconsin facilities. We believe our Wisconsin facilities will be capable of supporting our manufacturing, distribution and product development requirements for the foreseeable future.

We have arrangements with our suppliers that allow us to adjust the delivery quantities of components, subassemblies and finished products, as well as delivery schedules, to match our changing requirements. The forecasts we use are based on historical trends, current utilization patterns and sales forecasts of future demand. Lead times for components, subassemblies and finished products may vary significantly depending on the size of the order, specific supplier requirements and current market demand for the components and subassemblies. Most of our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, the components used in our products.

The 25-45 micron CaHA particles used in Radiesse and the 75-125 micron CaHA particles used in Coaptite are each produced for us according to our specifications. We currently have single suppliers for each particle size. We have a contract with Tulsa Dental Specialties for the manufacture of small CaHA particles. The contract runs through May 2010 and then renews for an additional two-year term, unless terminated pursuant to its terms. We also have a contract with CAM Implants for the supply of large CaHA particles. The contract renews each year for a further year unless terminated pursuant to its terms. Pursuant to these contracts, our suppliers are required to supply CaHA particles in accordance with our specifications and at predetermined prices that are periodically subject to adjustment. Our suppliers are required to comply with applicable FDA and other manufacturing regulations. We maintain approximately 12 months of inventory of each of these key raw materials in order to minimize any risk of disruption to our business and have specified production planning and scheduling requirements that each supplier must meet. We are also in the process of exploring manufacturing alternatives to mitigate the risk that we would not have adequate capacity for our future growth. To date, we have not experienced material delays in obtaining any of our components, subassemblies or finished products.

Quality control, risk management, efficiency and the ability to respond quickly to changing requirements are the primary goals of our manufacturing operations. We conduct our manufacturing operations at our Wisconsin facility using validated equipment in a dedicated controlled clean room environment consistent with Good Manufacturing Practice, or GMP, regulations. Each of our products is terminally sterilized in an autoclave prior to release. We manufacture our products in a controlled environment and have implemented quality control systems as part of our manufacturing processes. The control systems materially comply with the United States FDA Quality System Regulations, or QSR. We believe we are in material compliance with the FDA QSR for medical devices, with ISO 13485 quality standards, and with applicable medical device directives promulgated by the European Union, and policy on the Canadian Medical Devices Conformity Assessment System, which facilitates entry of our products into the European Union and Canada. The FDA and E.U. Notified Body have both inspected our manufacturing facilities in the last 12 months.

Research and Development

Our research and development efforts are directed towards the development of new products and technologies that expand our existing platform of capabilities and applications. As of September 24, 2007, our research and development staff consisted of 39 employees dedicated to new product development, clinical trials design and management, regulatory communications and compliance, and development project management. We employ several engineers, scientists and technicians with experience in the biomaterials area. We also employ a team of clinical project managers capable of effectively implementing clinical trials to study the safety and effectiveness of our products. In addition, we have established a regulatory affairs team responsible for managing worldwide interactions with regulatory bodies that process medical device applications. Our product development activities occur at both our Wisconsin and California facilities. Our research and development staff is focused on the development of new soft tissue augmentation products, improving the delivery systems for our products, and developing future medical aesthetics products based upon in-licensed technologies.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights.

We currently hold seven issued U.S. patents and have 12 pending U.S. patent applications. We also have 62 issued foreign patents and multiple foreign patent applications pending in 11 countries as well as three patent conventions, the European Patent Organization with 32 member states and the Eurasian Patent Organization with nine member states. Our patents to our Radiesse and Coaptite technology relate to soft tissue augmentation material, carrier, methods, processes, storage and delivery devices. Our patents covering the core technologies used in Radiesse and Coaptite expire in the United States beginning in 2012, and internationally beginning in 2013.

All employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require all of our employees and our consultants who develop proprietary work product for us to agree to disclose and assign to us all inventions conceived in connection with the relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of Radiesse or other products or obtain and use information that we regard as proprietary.

Our patent applications may not result in issued patents, and we cannot assure you that any patents that have issued or might issue will protect our intellectual property rights. Any patents issued to us may be challenged by third parties as being invalid, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Additionally, we own material trademarks, trade names or logos that we use in conjunction with the sale of our products. We currently have registered trademarks for Radiesse, Coaptite, Cutanix and Quadrinone among others, and are in the process of registering certain other of our trademarks with the United States Patent and Trademark Office including, but not limited to, BioForm Medical. We continue to invest in internal research and development of concepts within our current markets and within other potential future markets. This enables us to continue to build our patent portfolio in areas of company interest.

Acquired and In-Licensed Rights

Bristol-Myers Squibb Agreement.    In December 1999, Ultraform Medical, which later became BioForm Medical, entered into an Asset Purchase and Sale Agreement with E.R. Squibb & Sons, a subsidiary of Bristol-Myers Squibb, or Squibb, to purchase substantially all of the assets, intellectual property and licenses collectively comprising its urethral sphincter augmentation project, Coaptite, and related technology regarding tissue augmentation, CaHA technology platform. In connection with the acquisition of the platform CaHA technology from Squibb, we agreed to pay certain milestones and royalties on products. To date, all outstanding milestone payments have been made fully to Squibb. The royalties vary depending on certain indications for all sales incorporating the CaHA technology. Royalties under this agreement expire with the expiration of the last patent licensed under the agreement, or, if earlier, upon the payment of a predetermined maximum aggregate royalty, and in an amount that we believe will be immaterial to our operations.

Artes Medical Settlement Agreement.    In October 2005, we entered into a settlement and license agreement with Artes Medical, and Dr. Martin Lemperle, pursuant to which all outstanding disputes and litigation matters among the parties were settled. Under the agreement, Artes Medical granted to us an exclusive, world-wide, license under certain of their patents to make and sell implant products containing CaHA particles, and a non-exclusive, world-wide, license under the same patents to make and sell certain other non-polymeric implant products, and we paid them a technology access fee of $2.0 million. CaHA particles are used in our Radiesse products (other than Radiesse Voice Gel), Coaptite, and are used in certain dermal filler products that we currently have in development. Pursuant to a September 2007 agreement, Artes Medical released its right to royalty payments due in the future under the terms of our prior license agreement and we obtained a fully paid-up license in exchange for a payment of $2.0 million following execution of the agreement and $3.5 million upon the earlier to occur of 30 days following our completion of an initial public offering or June 30, 2008. Under the agreement, Artes Medical has the right to enforce its patents in the event of third party infringement, and we have the option to enforce its patents outside the United States if it does not. The settlement and license agreement remains in effect currently through 2011, so long as any of the patents licensed under the agreement continues to have at least one valid and enforceable claim that has not expired, lapsed or been disclaimed or permanently abandoned. Artes Medical may not terminate the license grants under the agreement.

Kreussler Agreement.    In May 2007, we entered into a licensing and distribution agreement with Kreussler, the manufacturer of Aethoxysklerol. According to the terms of this agreement, Kreussler is responsible for conducting the clinical trial and regulatory filings for approval of Aethoxysklerol by the FDA, and will own resulting regulatory approvals, if any. Assuming approval is received, we will be the exclusive distributor of the product in the United States, responsible for all sales, marketing, and post-market compliance activities. Under the agreement, we will exclusively purchase Aethoxysklerol from Kreussler and have agreed to restrictions with respect to selling competing products during the term of the agreement. Pursuant to the agreement, we became obligated to pay Kreussler a total of $1.7 million in fiscal 2008, and, contingent upon the completion of milestones provided for under the agreement, will be obligated to make additional milestone payments in the future. In addition, once we start selling Aethoxysklerol products we will pay Kreussler for the manufacture of the product and a predetermined amount based on net sales. Since no patents are licensed under this agreement, we have no contractual right of enforcement in the event of a lawsuit regarding patents underlying the product, if any. Either party may terminate this agreement if the other party fails to remedy a breach within a specified period of time. This agreement is for U.S. distribution of a product that is not approved for sale in the United States. We will not be able to derive any revenue from our distribution rights under this agreement until Kreussler has applied for and obtained regulatory approval from the FDA.

CryoLife Agreement.    In October 2006, we entered into a distribution and supply agreement with CryoLife, the manufacturer of BioGlue, under which we obtained an exclusive license to develop in cooperation with CryoLife, and to use, distribute, market, and sell, medical aesthetic applications of BioGlue in the United States, Canada and certain European countries. As consideration for the license grant, we made a $0.5 million payment to CryoLife, and, contingent upon the completion of milestones provided for under the agreement, will be obligated to make additional milestone payments in the future. Under the agreement, we are required to purchase BioGlue exclusively from CryoLife, to use reasonable efforts to develop and to bear the costs of a regulatory approval program, and to pay expenses in connection with marketing and selling BioGlue. CryoLife will apply for, prosecute and maintain the patent rights underlying BioGlue and has the exclusive right to take action against infringement of its rights. Each party may terminate this agreement if either party fails to remedy a breach within a specified period of time or if we fail to meet minimum purchase obligations. This agreement provides for the distribution of a product for indications that are not yet approved in the United States or internationally. We will not be able to derive any revenue from our distribution rights under the agreement until we have applied for and obtained required regulatory approvals from the FDA and other international regulatory agencies.

In connection with the milestone payments provided for under the Kreussler and CryoLife agreements upon the satisfactory completion of the milestones described in those agreements, we may be obligated to pay up to an aggregate of $3.7 million in milestone payments. The Company does not believe that the payment of these amounts when due will be material to our operations.

Government Regulation

Our products are medical devices, subject to extensive and rigorous regulation by the FDA, as well as other Federal and state regulatory bodies in the United States and comparable authorities in other countries. We currently market our products in the United States under pre-market approval, or PMA, clearances for certain indications and under pre-market notification, or 510(k), clearances for certain other indications. Radiesse has been cleared or approved by the FDA for five indications, as follows:

•	moderate to severe facial folds and wrinkles, including nasolabial folds (December 2006);

•	HIV-related facial fat loss, or lipoatrophy (December 2006);

•	oral and maxillofacial defects (June 2003);

•	vocal fold augmentation (January 2002); and

•	radiographic tissue marking (October 2001).

Coaptite is currently cleared or approved by the FDA for four indications:

•	soft tissue augmentation in the treatment of female stress urinary incontinence (November 2005);

•	oral and maxillofacial defects (June 2003);

•	vocal fold augmentation (January 2002); and

•	radiographic tissue marking (October 2001).

If we seek to market new products or to market new indications for our existing products, we will be required to file for and obtain either 510(k) clearance or PMA approval. Our licensed sclerosing product, Aethoxysklerol, is currently in a clinical trial to support U.S. marketing approval by Kreussler. Aethoxysklerol is classified as a drug by the FDA. Requirements pertaining to the regulation of drugs are discussed below.

The FDA regulations govern the following activities that we perform, or that are performed on our behalf, to ensure that medical devices distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	pre-marketing clearance or approval;

•	record keeping procedures;

•	product marketing, sales and distribution; and

•	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths or serious injuries and repair or recall of products.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or PMA approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or PMA approvals that have already been granted; and

•	criminal prosecution.

The FDA’s Pre-market Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior 510(k) clearance or a PMA approval from the FDA. Medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a pre-market notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring PMA approval. Radiesse and Coaptite are both Class III devices for their current primary marketed indications, but also are considered Class II devices for other indications. BioGlue is a Class III medical device.

Pre-market Approval Pathway

A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The PMA application process is much more demanding than the 510(k) pre-market notification process. A PMA application must be supported by extensive data, including but not limited to technical information, preclinical data, clinical trials, manufacturing information and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices which have a new intended use or use advanced technology, are Class III devices that almost always require formal clinical studies. The PMA application, which is intended to demonstrate safety and efficacy, must contain data from clinical trials and a full description of the device and its components, the methods, facilities and controls used for manufacturing, and the proposed labeling. If the FDA determines that a PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for review. The Federal Food, Drug, and Cosmetic Act permits a modular review approach, whereby applicants are allowed to submit discrete sections of the PMA for review after each is completed.

The FDA has 180 days to review a PMA application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with quality system regulations.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a pre-market notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA application. By regulation, the FDA is required to clear or deny a 510(k) pre-market notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will place the device, or the particular use, into Class III.

Clinical Trials

Clinical trials are almost always required to support PMA approval and are sometimes required for 510(k) clearance. In the United States, these trials generally require submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. Our clinical trials must be conducted under the oversight of an IRB at the relevant clinical trial sites and in accordance with the FDA regulations, including but not limited to those relating to good clinical practices. We are also required to obtain patients’ informed consent that complies with both the FDA requirements and state and Federal privacy regulations. Failure to meet these standards can result in the clinical data not being accepted by the FDA.

In June 2007, pursuant to an IDE, we began to enroll patients in a feasibility study to evaluate the safety and effectiveness of BioGlue as a method for tissue fixation in patients undergoing browplasty, or forehead lift, procedures. A feasibility study involves a limited number of patients and is the first opportunity to evaluate device performance in humans under clinical conditions. It is used to gather information on treatment methods of using a new device, clinical measures to be used in a pivotal study, and evaluate features that may be modified to optimize use of the device. Enrollment in our feasibility trial is complete. If the study results are favorable, we will be required to conduct a larger, pivotal, study to demonstrate the device’s safety and effectiveness. A pivotal study usually involves a larger population at multiple locations and is designed to provide objective evidence of effectiveness based on significant clinical outcomes. If our pivotal trial is also successful, all the study data will form the clinical basis of our PMA application for FDA approval of BioGlue for browplasty fixation.

We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and effectiveness of the device, may be equivocal or may otherwise not be sufficient to obtain PMA approval of the product. Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies with high-risk devices, by the Ministry of Health in the applicable country.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•

the FDA’s QSR requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•

labeling regulations and the FDA prohibitions against the promotion of products for uncleared or unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the product;

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

•

medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations.

After a device receives 510(k) clearance or PMA approval, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to review changes that it makes and determine whether they are of a type that would require a new 510(k) or PMA filing. This determination must be documented by us. While we make this determination initially, the FDA can review any such decision and can disagree with a manufacturer’s determination. The FDA may also make this determination on its own initiative.

The MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. We have filed MDR reports to the FDA over the last several years.

We have registered with the FDA as a medical device manufacturer. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers.

Promotion and Advertising Restrictions

We may promote and advertise Radiesse only for particular aesthetics indications, including the correction of moderate to severe folds and wrinkles, such as nasolabial folds, and for the restoration and correction of the signs of facial fat loss (lipoatrophy) in people with human immunodeficiency virus, or HIV. However, physicians may prescribe Radiesse for uses that are not described in its FDA-approved labeling and for uses that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for some patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, strictly prohibit a manufacturer’s communications regarding off-label uses. Companies cannot actively promote FDA-approved devices for off-label uses. If the FDA believes we are promoting Radiesse for off-label uses, we could be subject to negative publicity, warning letters, fines, civil and criminal penalties, injunctions and product seizures.

Drug Regulation

Our sclerosing product under development for U.S. sale, Aethoxysklerol, is classified as a drug by the FDA. Regulation of a drug in the U.S. is similar to that of a medical device, but there are important differences. An NDA must be submitted to and approved by the FDA before we can market Aethoxysklerol. If a company wants to conduct clinical trials in the United States to test a new drug in humans, an investigational new drug application, or IND, must be prepared and submitted with the FDA. The IND becomes effective if not rejected or put on clinical hold by the FDA within 30 days of filing the application. In addition, an Institutional Review Board must review and approve the trial protocol and monitor the trial on an ongoing basis. The FDA may, at any time during the 30-day review period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. The IND application process can result in substantial delay and expense.

Clinical trials typically are conducted in three sequential phases, Phases I, II and III, with trials also potentially conducted after marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

Phase I clinical trials.    After an IND becomes effective, Phase I human clinical trials can begin. These trials evaluate a drug’s safety profile and the range of safe dosages that can be administered to healthy volunteers or patients, including the maximum tolerated dose that can be given to a trial subject. Phase I trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and duration of its action.

Phase II clinical trials.    Phase II clinical trials are generally designed to establish the optimal dose, to evaluate the potential effectiveness of the drug in patients who have the target disease or condition and to further ascertain the safety of the drug at the dosage given in a larger patient population.

Phase III clinical trials.    In Phase III clinical trials, the drug is usually tested in a controlled, randomized trial comparing the investigational new drug to a control (which may be an approved form of therapy) in an expanded and well-defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regime as compared to control in defined patient populations with a given disease and stage of illness.

After completion of clinical trials, if there is substantial evidence that the drug is both safe and effective, an NDA is prepared and submitted for the FDA to review. The NDA must contain all of the essential information on the drug gathered to that date, including data from preclinical studies and clinical trials, and the content and format of an NDA must conform with all FDA regulations and guidelines. Accordingly, the preparation and submission of an NDA is an expensive and major undertaking for a company.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information from the sponsor rather than accepting an NDA for filing. In such an event, the NDA must be submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. By law, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by the FDA through requests for additional information and clarification. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved and the scope of any approval. The FDA is not bound by the recommendation, but gives great weight to it. If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA’s evaluation of the NDA submission or manufacturing facility is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

Export Controls

United States laws prohibit U.S. companies from engaging in commercial, financial or trade transactions with specified countries, individuals and organizations. U.S. laws also prohibit the export or re-export to specified countries of nearly all goods manufactured in the United States, whether those transfers are made by a U.S. company, its subsidiaries, or completely independent non-U.S. entities. If we, or our wholly owned subsidiaries, are not in compliance with these government regulations, we may be subject to monetary fines and other sanctions, which may result in adverse business consequences, such as harm to our reputation and financial condition. Civil penalties for certain violations may be imposed by the U.S. Government on a strict liability basis. Therefore, a company or person may be subject to penalties even if it did not know that it had violated the law.

We have learned that a distributor of Radiesse in the United Arab Emirates shipped our product to physicians in Syria, a prohibited country. We have also learned that our European subsidiary, which manages this distributor, was aware that some shipments may go to Syria, but was not aware that shipments to Syria without a specific export license violated U.S. law. Upon learning of this situation, we informed the distributor to cease all shipments to Syria and filed a voluntary self disclosure of this situation with the U.S. Department of Commerce. Persons who violate U.S. export control laws may be subject to monetary fines and other sanctions, including possible criminal penalties. We do not expect the fines or penalties imposed on us, if any, to be material, but we cannot assure you that the actual amount of the fines or penalties, if any, will not have an adverse effect on our financial condition or reputation.

International Regulations

We sell our products outside of the United States. International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Union, which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture,

clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. Such an assessment is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 certifications are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE marking. We have the authorization to affix the CE mark to the Radiesse and Coaptite and to commercialize the devices in the European Union for facial soft tissue augmentation and female stress urinary incontinence, respectively.

Facilities

Our principal plant and equipment are located in Wisconsin, under a lease of an approximately 25,000 square foot space, which includes an approximately 3,500 square foot clean room that is ISO 8 (100,000) and GMP certified, and our manufacturing, quality assurance and research and development departments. The lease expires in 2011 with an option to extend for an additional five-year term. We also lease facilities in Wisconsin and California where we house our executive, clinical, finance, regulatory affairs and sales and marketing operations, as well as in the Netherlands, from which we manage our European and other international operations. These additional facilities are not material to our operations.

Employees

As of September 24, 2007, we had 251 employees in North America and 43 employees in Europe. In the United States, we had 135 employees in sales and marketing, 45 employees in manufacturing operations, 39 employees in research and development, including clinical, regulatory and quality assurance, and 32 employees in general and administrative. Our employees in Europe consist of 33 employees in sales and marketing, one employee in manufacturing operations, and nine employees in general and administrative. None of our employees is represented by a labor union or is party to a collective bargaining agreement, and we believe our employee relations are good.

Litigation

We are not a party to any material pending or threatened litigation.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table provides information regarding our executive officers, key employees and directors as of August 31, 2007:

Name	Age	Position
Executive Officers
Steve Basta	41	Chief Executive Officer
Derek Bertocci	53	Chief Financial Officer and Secretary
Dennis Condon	58	President and Chief Business Officer
Jeff Wells	50	Senior Vice President, Product Development
Key Employees
Jaap de Lange	51	Vice President of BioForm Medical, Inc., Managing Director of BioForm Medical Europe B.V.
Dale DeVore, Ph.D.	64	Vice President, Research and Development
Dean Erickson	48	Vice President, Manufacturing and General Manager of Wisconsin Operations
Adam Gridley	35	Vice President, Corporate Development
Chris Holmes	58	Vice President, Sales
Sylvia Kamenski	55	Vice President, Controller
Jim Miller	55	Vice President, Regulatory Affairs and Quality Assurance
Lisa Norcia	45	Vice President, Clinical Affairs
Freddie Park	59	Vice President, Intellectual Property
Jason Shelton	35	Vice President, Marketing
Directors
Martin Sutter(1)(3)	52	Lead Director
Albert Cha, M.D., Ph.D.(2)(3)	35	Director
N.C. Joseph Lai, Ph.D.	65	Director
Tim Lynch(1)	37	Director
Evan Melrose, M.D.(1)(2)	37	Director
Kevin Sidow(2)(3)	50	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

Steve Basta has been our Chief Executive Officer since November 2002, also serving as President from November 2002 to June 2007. From December 2000 to November 2002, he was President, and later Chief Executive Officer, of Gliatech, a publicly-traded medical device and drug discovery company. Prior to joining Gliatech, Mr. Basta was Vice President, Business Development of Creative BioMolecules from 1997 to 2000, and served as its Chief Financial Officer from 1999 to 2000. Mr. Basta holds a B.A. from The Johns Hopkins University and a Masters in Management from the Kellogg Graduate School of Management at Northwestern University.

Derek Bertocci has been our Chief Financial Officer since October 2006 and our Secretary since July 2007. From June 2005 to July 2006, he was Chief Financial Officer of Laserscope, a publicly-traded provider of lasers and fiber optic devices for urology and aesthetic surgery. From March 2004 to May 2005, Mr. Bertocci served as Chief Financial Officer of VISX, a publicly-traded laser vision correction company. From 1998 to March 2004, Mr. Bertocci served as Vice President and Controller of VISX. Mr. Bertocci earned his Certified Public Accountant (CPA) certification while working for PricewaterhouseCoopers. Mr. Bertocci holds a B.A. from Stanford University and an M.B.A. from the University of Southern California.

Dennis Condon has been our President and Chief Business Officer since June 2007 and served as a member of our board of directors from January 2004 to June 2007. From March 2006 to June 2007, he was the Chief Executive Officer and President of Apsara Medical, a medical device company focused on the aesthetics market. From February 2005 to November 2005, Mr. Condon was the President and Chief Executive Officer of Reliant Technologies, a provider of lasers for aesthetic applications. Since November 2002, Mr. Condon has also served as a principal of a privately-held medical aesthetics services practice. From 1998 to July 2002, he was Chief Executive Officer of The Plastic Surgery Company, a healthcare services company. From 1991 to 1998, he was President of Mentor’s aesthetics division. Mr. Condon holds a B.S. from the University of California, Davis.

Jeff Wells has been our Senior Vice President, Product Development since June 2007. From 1999 to June 2007, Mr. Wells held a variety of senior management positions at Santen, an ophthalmic company. From April 2003 to June 2007, Mr. Wells was Vice President, U.S. Research and Development. Previously, he held various positions with Santen, including: from May 2002 to April 2003 Vice President, Clinical and Regulatory Affairs, Project Management for the U.S. and Europe and from 2000 to April 2002, Vice President, U.S. Clinical Affairs. Mr. Wells holds a Pharm.D degree from the University of Florida and a Masters in Management from the Kellogg Graduate School of Management at Northwestern University. He also holds a B.S. and a B.A. from Ohio Northern University.

Jaap de Lange has been the Managing Director of BioForm Medical Europe B.V. since March 2004, also serving as our Vice President since October 2005. From October 2003 to March 2004, Mr. de Lange served as our Director of European Sales. From 2000 to October 2003, Mr. de Lange served as the President of Optis B.V., an international consulting firm focused on sales and marketing and business development services. Mr. de Lange holds a B.S. from a university in the Netherlands.

Dale DeVore, Ph.D. has been our Vice President, Research and Development since October 2004. Since 2001, Dr. DeVore has also been an independent consultant to the medical device/tissue engineering industry. Dr. DeVore holds a B.S., an M.S., and a Ph.D. from Rutgers University.

Dean Erickson has been our Vice President, Manufacturing and General Manager of Wisconsin Operations since October 2003. From January 2003 to October 2003, he was our Director of Manufacturing and from 2000 to December 2002, he was our Technical Operations Manager. Mr. Erickson holds a B.S. from the University of Wisconsin, Milwaukee.

Adam Gridley has been our Vice President, Corporate Development since July 2005. From April 2004 to July 2005, he was our Director of Corporate Development and from September 2003 to April 2004, he was our Director of Market Development. From 1996 to June 2003, he was with Gliatech, where he most recently was Director of Business Development. Mr. Gridley holds a B.S. and an M.B.A. from the University of Denver.

Chris Holmes has been our Vice President, Sales since May 2006. From 1998 to May 2006, he was the Vice President of Sales for Skinceuticals, a dermatology company. Mr. Holmes holds a B.S. from Montgomery College.

Sylvia Kamenski has been our Vice President, Controller since May 2007. From June 2004 through May 2007, Ms. Kamenski worked at Southwall, a publicly-traded developer of coating technologies for windows, where, from June 2005 through May 2007, she served as acting Chief Financial Officer and as Vice President of Finance, and where, from June 2004 through June 2005, she served as Controller. From September 2003 to June 2004, she was Financial Reporting Manager at NPtest Holding, a publicly-traded semiconductor equipment manufacturer. From 2001 to August 2003, Ms. Kamenski was Controller at Genus, a publicly-traded semiconductor equipment manufacturer. Ms. Kamenski earned her Certified Public Accountant (CPA) certification while working for PricewaterhouseCoopers. Ms. Kamenski holds a B.S. from the University of San Francisco.

Jim Miller has been our Vice President, Regulatory Affairs and Quality Assurance since July 2003, and had management responsibilities for Clinical Affairs from July 2003 to January 2005. From 1999 to July 2003, Mr. Miller held the position of Vice President, Clinical and Regulatory Affairs and Quality Assurance for Transurgical, a cardiovascular device company. Mr. Miller holds a B.S. from Wagner College.

Lisa Norcia has been our Vice President, Clinical Affairs since October 2005. From May 2003 to October 2005, Ms. Norcia was our Director of Clinical Affairs. From April 2002 to May 2003, she was Director of Ticket Operations for the Staten Island Yankees, a minor league baseball team. From January 1996 to April 2002, Ms. Norcia was Director of Clinical Affairs at Datascope, a cardiovascular device company. Ms. Norcia holds a B.A. from the University of California at Berkeley and a Master of Public Health from Boston University.

Freddie Park has been our Vice President, Intellectual Property since April 2007. From February 2006 through March 2007, Ms. Park was Vice President of Intellectual Property at Connetics, a publicly-traded pharmaceutical company. From May 2005 to February 2006, she was Vice President and Chief Intellectual Property Counsel at Advanced Medical Optics, a publicly-traded ophthalmology company, and from 1998 to May 2005, she was Director of Intellectual Property at VISX. Ms. Park holds a B.S. from Texas Tech University and a J.D. from George Mason University School of Law.

Jason Shelton has been our Vice President, Marketing since September 2005. From 2000 to September 2005, he was with Align Technology, a publicly-traded orthodontics company, where he most recently served as the Senior Director of Marketing. Mr. Shelton holds a B.S. from Ohio State University and an M.B.A. from the Katz Graduate School of Business at the University of Pittsburgh.

Martin Sutter has served as a member of our board of directors since April 2004 and was appointed Lead Director in August 2007. Since 1988, Mr. Sutter has served as Managing Director of Essex Woodlands Health Ventures, a venture capital partnership focused on healthcare investments and previously served as a Managing Director of one of its predecessors. Mr. Sutter serves as a member of the board of directors of LifeCell, a publicly-traded biotechnology company, and La Jolla Pharmaceutical, a publicly-traded biopharmaceutical company. He currently serves on the board of directors of several privately-held life science companies. Mr. Sutter holds a B.S. from Louisiana State University and an M.B.A. from the University of Houston.

Albert Cha, M.D., Ph.D., has served as a member of our board of directors since June 2002. In 2000, Dr. Cha joined Vivo Ventures, a life science venture capital firm, where he has served in various positions, most recently as a Managing Partner. Dr. Cha currently serves on the board of directors of BioDel, a publicly-traded development stage pharmaceutical company. He currently serves as a member of the board of directors of several privately-held biotechnology and medical device companies. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles.

N.C. Joseph Lai, Ph.D. is our founder and has been a member of our board of directors since July 1999. From July 1999 to November 2002, Dr. Lai served as our President and Chief Executive Officer. From November 2002 to November 2005, Dr. Lai served as our Executive Chairman. Since November 2005, he has served as Chairman of our board of directors. Dr. Lai was a co-founder of Criticare Systems, a publicly-traded medical device company, and served as an officer from the company’s inception in October 1984 until November 1998. Dr. Lai currently serves as a member of the board of directors of Criticare Systems. Dr. Lai holds a B.S. from Cornell University, an M.S. from Northeastern University and Ph.D. from the University of Pittsburgh.

Tim Lynch has served as a member of our board of directors since July 2006. Since October 2005, Mr. Lynch has served as President and Chief Executive Officer of NeuroStat Pharmaceuticals, a specialty pharmaceutical company. From June 2005 through September 2005, Mr. Lynch was President and Chief Executive Officer of Vivo Therapeutics, a specialty pharmaceuticals company. From October 2002 through June 2005, Mr. Lynch served as Chief Financial Officer of Tercica, a publicly-traded biopharmaceutical company. From 1999 to June 2002, Mr. Lynch served as Chief Financial Officer of InterMune, a publicly-traded biopharmaceutical company. Currently, Mr. Lynch serves as a member of the board of directors of both Nabi Biopharmaceuticals, a publicly-traded biopharmaceutical company, and Allos Therapeutics, a publicly-traded biotechnology company. Mr. Lynch holds a B.A. from Colgate University and an M.B.A. from the Harvard Graduate School of Business.

Evan Melrose, M.D., has served as a member of our board of directors since June 2003. Since January 2003, Dr. Melrose has been a Managing Director of PTV Sciences, L.P., a venture capital firm. From 2001 to January 2003, Dr. Melrose was a director with Burrill & Company, a life science venture capital firm. Dr. Melrose currently serves as a member of the board of directors of several privately-held life science companies. Dr. Melrose holds a B.A. degree from the University of Pennsylvania, an M.D. from Indiana University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Kevin Sidow has served as a member of our board of directors since July 2007. Mr. Sidow served as President and Chief Executive Officer and as a member of the board of directors of St. Francis Medical Technologies from May 2004 until the company was acquired by Kyphon, a publicly-traded orthopedic company, in January 2007. From 1998 to May 2004, Mr. Sidow held a number of executive positions with DePuy, a subsidiary of Johnson & Johnson and a designer, manufacturer and distributor of medical devices. From October 2003 to May 2004, he was Worldwide President of DePuy, and from March 2001 to October 2003, he served as Worldwide President of DePuy Orthopaedics, ACE and Casting. Mr. Sidow holds a B.S. from West Virginia University.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Board of Directors

Our authorized number of directors is seven. We have determined that Drs. Cha and Melrose and Messrs. Lynch, Sidow and Sutter are independent under the NASDAQ rules. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Messrs. Basta and Lai have been designated as Class I directors, whose terms will expire at the 2008 annual meeting of stockholders. Drs. Cha and Melrose and Mr. Sutter have been designated as Class II directors, whose terms will expire at the 2009 annual meeting of stockholders. Messrs. Lynch and Sidow have been designated as Class III directors, whose terms will expire at the 2010 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or our management. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee.    The audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors, and is authorized to appoint our independent auditors, review our internal accounting procedures and financial statements, and consult with and review the services provided by our independent registered public accounting firm, including the results and scope of their audit. The audit committee currently consists of Mr. Lynch, Dr. Melrose and Mr. Sutter, each of whom is able to read and understand fundamental financial statements and has been determined to be independent, within the meaning of applicable Securities and Exchange Commission, or SEC, and NASDAQ rules. Mr. Lynch is the chairperson of our audit committee and is our audit committee financial expert, as defined under current SEC and NASDAQ rules.

Compensation Committee.    The compensation committee is a standing committee of our board of directors, and is authorized to review and recommend to our board of directors the compensation and benefits for our executive officers, and to review and recommend grants under our stock plans. The compensation committee currently consists of Drs. Cha and Melrose and Mr. Sidow, each of whom has been determined to be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. Dr. Cha is the chairperson of our compensation committee. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations.

Nominating and Governance Committee.    The nominating and governance committee is a standing committee of, and operates under a charter adopted by, our board of directors and is responsible for:

•	assisting the board in identifying prospective director nominees and recommending to the board of directors the director nominees for each annual meeting of stockholders;

•	recommending members for each board committee;

•	ensuring that the board is properly constituted to meet its fiduciary obligations to our company and the stockholders and that we follow appropriate governance standards;

•	developing and recommending to the board, governance principles applicable to our company; and

•	overseeing the evaluation of the board and management.

The nominating and governance committee currently consists of Dr. Cha and Messrs. Sidow and Sutter, each of whom has been determined to be independent within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. Mr. Sutter is the chairperson of our nominating and governance committee. We believe that the composition and functioning of our nominating and governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations.

Code of Business Conduct and Ethics

We are committed to maintaining the highest standards of business conduct and ethics. We have adopted a Code of Business Conduct and Ethics, or Ethics Code, for our directors, officers (including our principal executive officer and principal financial officer) and employees. Our Ethics Code reflects our values and the business practices and principles of behavior that support this commitment. We expect all directors, as well as officers and employees, to act ethically at all times. Our Ethics Code is intended to satisfy SEC rules for a “code of ethics” required by Section 406 of the Sarbanes-Oxley Act of 2002, as well as the NASDAQ listing standards requirement for a “code of conduct.” Upon the effectiveness of our registration statement, our Ethics Code will be available on our website. We will post any amendment to the Ethics Code, as well as any waivers that are required to be disclosed by the rules of the SEC or the NASDAQ on our website.

Board of Directors and Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitations on Liability and Indemnification of Directors and Officers

Upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our amended and restated bylaws, we will be empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. On completion of this offering, we intend to have in place directors’ and officers’ liability insurance that insures such persons, under certain circumstances, against the costs of defense, settlement or payment of a judgment.

In addition, our amended and restated certificate of incorporation will provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

We plan to enter into indemnification agreements with our directors, executive officers and other employees. Under these agreements, we will be required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements will also set forth procedures that will apply in the event of a claim for indemnification thereunder.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our named executive officers for fiscal years ended June 30, 2007 and 2008 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

The primary objectives of our compensation programs are to:

•	attract and retain excellent and capable performers;

•	establish a direct link between sustained corporate performance and individual rewards;

•	create long-term value; and

•	provide ownership opportunity to many of our employees.

We seek to foster a performance-oriented culture, where individual performance is aligned with organizational objectives. Company performance is the primary measure of success upon which we structure our compensation. We evaluate and reward our executive officers based on their contribution to the achievement of short and longer-term goals. Individual and departmental performance is factored into salary increase decisions and long-term incentive programs, such as stock option awards.

At-will employment agreements, in the form of offer letters, are entered into with each of our named executive officers prior to the commencement of their employment. We reinforce our overall compensation objectives by agreeing to base salary, bonus opportunity and initial long term equity incentive grants in these agreements. While we seek to align the various compensation components of a candidate to those of existing employees at a similar level within the organization, factors that impact an individual’s initial compensation and the relative allocation among types of compensation include the nature of the position being filled and associated responsibilities, the individual’s prior experience, competitive market conditions for that position and the individual’s compensation expectations.

Compensation for our named executive officers is reviewed at least annually at the beginning of each fiscal year, and adjustments are made to reflect performance-based factors, as well as competitive conditions. The discussion below includes a review of compensation decisions in the year ended June 30, 2007 and recent decisions for fiscal 2008. During fiscal 2007, our named executive officers were Messrs. Basta, Bertocci, de Lange, Holmes, Mistlin and Shelton. All of these employees, with the exception of Mr. Mistlin, remained employed by us as executive officers at the end of fiscal 2007. As a result of the recent hires of Messrs. Condon and Wells and related organizational changes, we do not expect that Messrs. de Lange, Holmes or Shelton will be named executive officers for fiscal 2008.

Role of Our Compensation Committee

Our compensation committee is appointed by our board of directors. Historically, the compensation committee has performed compensation analysis, both cash and equity, for recommendation to and approval by our board of directors. Our board of directors has established compensation for our chief executive officer and our other named executive officers and administered our 2003 (Active) Stock Plan, 2003 (Terminated) Stock Plan and 2000 Stock Plan. The compensation committee has a written charter, which was adopted by our board of directors in August 2007. A copy of this charter will be available on our website upon the effectiveness of this Registration Statement.

Under its charter the purpose of our compensation committee will be to, among other things:

•	discharge the board of directors’ responsibilities relating to compensation of our executive officers;

•	administer our stock option plans, stock purchase plans, restricted stock plans and any other equity incentive plans we adopt; and

•	provide disinterested administration of any employee benefit plans in which our named executive officers are eligible to participate.

During 2007, our compensation committee engaged Compensia, a management consulting firm providing executive compensation advisory services, as our compensation consultant, and has actively worked with them to perform a peer group analysis, reviewing executive compensation arrangements primarily of publicly-traded medical device companies, and to produce a report and recommendations for the board of director’s consideration. In the future, our compensation committee may seek additional reports from Compensia or another consultant. It may also decide not to hire a compensation consultant each year, if it believes that the prior report obtained, along with publicly-available data from an industry peer group, is sufficient to allow it to make informed decisions with regard to executive compensation matters.

From July 2006 through June 2007, our compensation committee consisted of Dr. Albert Cha and Mr. Dennis Condon. In June 2007, Mr. Condon resigned from the committee because he accepted employment with us, and Dr. Evan Melrose was elected by the board of directors to fill the vacancy. In addition to Drs. Cha and Melrose, in July 2007, Mr. Sidow joined the compensation committee. Each member of the compensation committee has been determined to be an “outside director” for purposes of Section 162(m) of the Internal Revenue Code and a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act.

Compensation Components

Compensation for our executive officers is broken out into cash, stock and other benefits.

Total Cash Compensation.    Total cash compensation consists of base salary and annual bonus potential. With the assistance of Compensia, we analyze peer companies to guide our determination of competitive cash compensation for each of our named executive officers. Our total cash compensation goals for our executive officers in recent years have been based upon the following principles:

•	ensuring that our short-term incentive program is consistent with our compensation philosophy;

•	except for sales employees, bonus payouts should be primarily based on company financial performance, rather than individual performance; and

•	seeking to make target total cash compensation levels competitive with market comparable companies.

In January 2007, our compensation committee, with the assistance of Compensia, reviewed our cash and equity compensation against market comparables. The compensation committee considered information from both newly public and established peer group companies. Both groups of companies were selected based upon revenue and industry relevance. The newly public companies generally had revenues that were somewhat lower than ours, and the established companies had revenues that were somewhat higher than ours. As a result of this selection criteria, Compensia and the compensation committee identified the following peers and reviewed the data described below:

•

Select Public Company Peer Group.    Publicly available data for 20 companies that are generally comparable in terms of size, geography or business, including Abiomed, AngioDynamics, Conceptus, Cutera, Cynosure, Exactech, IntraLase, Iridex, Kensey Nash, LifeCell, Medicis, Nuvasive, Obagi Medical Products, Osteotech, Palomar Medical Technologies, Possis Medical, Regeneration Technologies, Staar Surgical, Thermage and Volcano; and

•

Select Newly Public Company Group.    Publicly available data for 17 life sciences companies that have filed for an initial public offering, and, with the exception of St. Francis Medical Technologies, have completed their initial public offering, since September 2005, thus providing data useful for considering the transition from being a privately-held company to a publicly traded company, including Accentia Biopharmaceuticals, Acorda Therapeutics, CombinatoRx, Emergent, Genomic Health, Home Diagnostics, Luna Innovations, Nucryst Pharmaceuticals, Obagi Medical Products, Physicians Formula Holdings, Replidyne, Sgx Pharmaceuticals, St. Francis Medical Technologies, Sunesis Pharmaceuticals, Thermage, Valera Pharmaceuticals and Volcano.

In connection with that review, when compared to public company peers as a whole, it was determined that total cash compensation generally fell within the 25th to 50th percentile, and when compared to our recently public company peers, it was determined that total cash compensation was between the 50th and 75th percentile, with the exception of Mr. Bertocci whose total cash compensation was between the 25th and 50th percentile. The compensation committee increased Mr. Bertocci’s salary in July 2007 based in part on this market survey and in part on his performance in preparation for our initial public offering. The compensation committee believes that these comparisons indicate that we provide competitive total cash compensation, taking into account our stage of development, budgetary considerations, length of employment and other considerations. With improved company performance, we expect compensation to move towards market comparables for more mature public companies.

Base Salary.    We determine our named executive officers’ salaries based on job responsibilities and individual experience, skills and knowledge and also review the amounts we pay against comparable competitive market compensation data for similar positions within the life sciences industry among those companies we identify as market peers. The base salary of our named executive officers are and, we expect, will be reviewed at least annually and adjustments made to reflect performance-based factors, as well as competitive conditions. We have not and do not expect to apply specific formulas to determine increases in base salary; however, the review will take into account a number of factors, including changes to each named executive’s position and functional role, seniority and overall level of responsibility, as well as the compensation committee’s subjective evaluation as to the performance of the named executive officer in the preceding fiscal year. In fiscal 2007, our compensation committee reviewed executive compensation twice, first in July 2006 and again in January 2007.

In July 2006, the compensation committee, with reference to peer-group surveys, recommended, and the board of directors approved, increases in the base salaries for Messrs. Basta, de Lange and Shelton of approximately 15%, 8%, and 3%, respectively. The base salary for Mr. Holmes was not modified due to his recent hiring in May 2006, and the base salary for Mr. Mistlin was not modified due to his indicated plans to retire before the end of the year. In addition, the compensation committee recommended, and the board of directors approved, changes to the base salaries of other senior employees, generally in line with management’s recommendation.

In January 2007, with the assistance of Compensia, the compensation committee reviewed market comparables and determined that the base salaries for our named executive officers compared with public company peers identified above, were generally near the 50th percentile, and when compared with companies that had recently become publicly held, were generally near the median, with the exception of Mr. Basta whose base salary was determined to be within the 50th to 75th percentile and Mr. de Lange who was determined to be at approximately the 25th percentile when compared to newly public companies. As a result of this review and in light of his performance, in February 2007, the compensation committee recommended, and the board of directors approved, an additional increase in the base salary for Mr. de Lange of approximately 11%.

Base salary for fiscal 2008 was reviewed in July 2007, taking into account the January 2007 report prepared by Compensia, which was determined to be reasonably current and taking into account performance in fiscal 2007, retention considerations, our anticipated public offering and other factors, the compensation committee recommended, and our board of directors approved, an increase in base salary for Messrs. Basta and Bertocci of 7%, and 16%, respectively. Base salaries were not adjusted for Messrs.

Condon and Wells, because they were hired in June 2007. In addition, the compensation committee recommended, and the board of directors approved, changes to the base salaries of other senior employees, generally in line with management’s recommendation.

Bonus Program.    We have implemented two named executive officer bonus programs, with one covering our named executive officers in sales and a second for the remaining named executive officers. Cash awards under our bonus programs are based on a thorough quantitative and qualitative review of relevant facts and circumstances related to company performance over the relevant bonus period. Bonus targets are driven in part by financial and operational goals, and because our CEO has greater insight on these matters than the board of directors or the compensation committee, the compensation committee has historically directed, and expects in the future to direct, our CEO to recommend appropriate targets and the weight to be given to each target.

We have historically established performance targets, evaluated performance, and paid bonuses semi-annually. The compensation committee currently expects to move to an annual bonus program in 2008, based upon guidance in this direction from the board of directors at its July 2007 meeting. In July 2007, the board also directed the compensation committee to consider a change to the structure of the bonus plan to include individual objectives as a component of the determination of the bonus percentage to be paid. Due to these changes to full-year, individualized, objectives, performance targets have not yet been established for 2008. Bonus potential as a percentage of base salary over the applicable bonus period for each of the named executive officers is 40% for Messrs. Basta and Condon and 30% for Messrs. Bertocci and Wells, who we expect will be the named executive officers for fiscal 2008. In our January 2007 compensation survey, we found that our target bonus opportunities were generally consistent with our peer group, and were below the median when compared with our public company peers as a whole, but above the median when compared to our newly public company peers. Therefore, there were no adjustments to the amounts achievable under the bonus program for the second half of fiscal 2007. The actual bonuses payable for fiscal 2008, if any, will vary depending on the extent to which our actual performance, financial and otherwise meets, exceeds, or falls short of the goals approved by the compensation committee.

For fiscal 2007, bonuses for Messrs. de Lange and Holmes, who are sales executives, were based in large part on the success of the efforts of their respective sales organizations in meeting revenue targets of €4.9 million internationally for Mr. de Lange and $32.2 million in the United States for Mr. Holmes, and meeting or making progress with other goals specifically tailored to the sales organization, including revenue achievement in the applicable regions, revenue source mix, training and recruitment based on the specific needs of the sale organization. These objectives were intended to be challenging but achievable. Messrs. de Lange and Holmes were each able to earn a bonus for full achievement of their individual predetermined targets of 50%, though they could earn more or less for over or under achievement. Based on its review of actual performance against the targets, the compensation committee recommended, and the board of directors approved, that bonuses be paid at the rate of 44% and 50% of half year salary for Messrs. de Lange and Holmes, respectively, for the first half of fiscal 2007, and at the rate of 50% and 45% of half year salary for Messrs. de Lange and Holmes, respectively, for the second half of fiscal 2007. However for the first half of fiscal 2007, Mr. Holmes was paid a bonus equal to 58% of his half year salary, which took into account the one month of service that Mr. Holmes provided following his June 2006 hire that was not subject to a bonus program.

The remainder of our named executive officers are eligible for performance bonuses that are based on the achievement of corporate objectives set at the beginning of the applicable bonus period. These objectives generally include a mix of financial performance, including revenue generation from specific geographic locations and overall financial performance, regulatory and product development progress, product introduction and other corporate objectives, and are the same for each of these named executive officers. For fiscal 2007, objectives included achieving U.S. and international sales targets, in the amount of $34 million and €4.9 million, respectively, completion of the BioGlue and Aethoxysklerol transactions, and the aesthetics approval of Radiesse in the United States. These objectives were intended to be challenging but achievable. We consider this approach to our incentive compensation an integral part of our culture of collaborative, team-oriented management. At the beginning of each period, corporate objectives are identified and potential bonus is structured with each objective being allocated a percentage of the target, so that meeting each corporate objective will result in payment of 100% of the target bonus. For many goals, achievement is recognized only when a goal is met in full and no credit is given for the partial completion or satisfaction of such goal or for exceeding the goal. However, for the revenue goal, which is the largest component of the overall target bonus, minimum revenue and target revenue goals are set. Performance below the target but above the minimum results in a portion of the bonus potential attributed to the revenue objective being paid and exceeding the target results in a bonus payment in excess of 100% of the bonus potential allocated to the revenue objective.

For the first half and second half of fiscal 2007, respectively the compensation committee recommended, and the board of directors approved, that bonuses be paid to our named executive officers at the rate of 100% and 99% of the target bonus for Messrs. Basta, Bertocci, and Shelton.

Long-Term Stock Awards.    We believe that our corporate long-term performance is supported by the use of stock-based awards. Our equity compensation goals for our executive officers are based upon the following principles:

•	stockholder and executive interests should be aligned;

•	stock awards programs should be structured to provide meaningful retention incentives to participants; and

•	actual awards should be tailored to reflect peer-group standards, individual performance and attraction/retention goals.

Prior to this offering, we granted equity awards under our 2000 Stock Plan, 2003 (Terminated) Stock Plan, and 2003 (Active) Stock Plan. In connection with this offering, our board of directors has adopted a 2007 Equity Incentive Plan. Under the 2007 Equity Incentive Plan, we are permitted to grant stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock-based awards to our officers, directors and employees and all options to purchase shares of our common stock are issued with at an exercise price equal to the fair market value of such stock on the date of grant. The date of grant has historically been the date of a regularly scheduled board meeting, of which we have approximately four per year. In the future, the 2007 Equity Incentive Plan will be administered by our compensation committee and the date of grant will be the date of the committee meeting or action by the committee’s written consent. We expect that the compensation committee will form a subcommittee comprised of our CEO and the chairman of our compensation committee to review and approve non-officer grants at a pre-set periodic interval. We have no program, plan or practice to select option grant dates (or set board of directors meeting dates) to correspond with the release of material non-public information.

Our compensation committee, with the approval of the board of directors, has historically reviewed equity ownership for our executive officers at least annually. In fiscal 2007, equity ownership was evaluated in July 2006 and January 2007, considering market data, retention power of unvested equity, total potential ownership levels, individual job duties and performance and length of service. The January 2007 Compensia survey found that the equity positions of our named executive officers varied by individual but was generally at or below the 50th percentile when compared with both our public company peers and our newly public company peers, with the exception of Mr. Basta whose equity position was substantially above the median for each compared group. As a result of this review, in February 2007, the compensation committee recommended, and the board of directors approved, additional equity compensation to Messrs. de Lange, Holmes and Shelton. In July 2007, at the same time as the annual compensation review for executive officers, additional grants were made to Messrs. Basta, Bertocci, de Lange, Holmes, and Shelton, and initial option grants were made to Messrs. Condon and Wells based upon their recent hiring in June 2007.

Benefits. We provide the following benefits to our U.S.-based named executive officers generally on the same basis as the benefits provided to all our U.S. employees:

•	health, vision and dental insurance;

•	flexible spending account;

•	401(k) plan;

•	short and long-term disability insurance and life insurance;

•	fitness reimbursement program; and

•	tuition reimbursement program.

We offer customary benefits programs to each of our European employees.

In addition, each of our named executive officers has received option grants under our 2003 (Active) Stock Plan pursuant to stock option agreements that provide for, among other things, the acceleration of vesting of outstanding stock options if employment with us is terminated without cause following a change of control. In addition, we intend to enter into change of control agreements with Messrs. Basta, Bertocci, Condon, and Wells prior to the completion of this offering. For more details regarding these agreements, see “Potential Payments Upon a Change of Control.”

We believe that these benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

We chose to build our executive compensation program around each of the above elements because we believe that each individual component is useful in achieving one or more of the primary objectives of our program and we believe that, together, they have been and will continue to be effective in achieving our overall objectives.

Summary Compensation Table

The following table sets forth summary compensation information for our chief executive officer, chief financial officer, former chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Name and Principal Position	Fiscal Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Total
Steve Basta	2007	$346,539	$63,766	$139,300	$549,604
Chief Executive Officer and Director

Derek Bertocci(3)	2007	148,077	68,938	44,220	261,235
Chief Financial Officer

Jaap de Lange(4)(5)	2007	191,714	19,496	92,466	303,676
Vice President, BioForm Medical, Inc. and Managing Director, BioForm Medical Europe, B.V.

Chris Holmes(4)	2007	200,000	10,210	103,300	313,510
Vice President, Sales

Gary Mistlin(3)	2007	132,269	—	18,810	151,079
Former Chief Financial Officer

Jason Shelton(4)	2007	199,539	2,961	59,700	262,200
Vice President, Marketing

(1)

Amounts represent the dollar amount of compensation expense recognized by us in fiscal 2007 related to grants of stock options in fiscal 2007 and prior years in accordance with SFAS 123R and APB25. See Note 2, “Basis of Presentation and Significant

Accounting Policies” and Note 7, “Stock Based Compensation,” to our financial statements included elsewhere in this prospectus, which describe the accounting for stock compensation expense and the assumptions made in the valuation of our options under SFAS 123R, except that, for the purposes of the amount shown, no forfeitures were assumed to take place.

(2)	Includes payments earned in the second half of fiscal 2007 based on performance in the second half of 2007 but paid in fiscal 2008.

(3)	Mr. Mistlin served as our chief financial officer until Mr. Bertocci became our chief financial officer on October 24, 2006. Mr. Bertocci’s annualized base salary was $220,000 for fiscal 2007.

(4)	Messrs. de Lange, Holmes and Shelton were named executive officers in fiscal 2007, but are not expected to be named executive officers for fiscal 2008.

(5)	Salary and bonus amounts were paid in Euros. Amounts converted from Euros to dollars on a monthly basis.

Grants of Plan-Based Awards in Fiscal 2007

The following table lists grants of plan-based awards, each of which was made under our 2003 (Active) Stock Plan, to our named executive officers in fiscal 2007 and related total fair value compensation:

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards(1)	Grant Date Fair Value of Stock and Option Awards(2)
Steve Basta	7/20/2006	250,000	$2.50	$269,850

Derek Bertocci	10/24/2006	250,000	3.75	402,600

Jaap de Lange	7/20/2006	30,000	2.50	32,382
	2/01/2007	60,000	4.50	116,058

Chris Holmes	7/20/2006	134,000	2.50	144,640
	2/01/2007	41,000	4.50	79,306

Jason Shelton	2/01/2007	15,000	4.50	29,015

(1)

Options were made while no market existed for our common stock. The exercise price of such options was the fair market value of our common stock on the date of grant as determined by our board of directors.

(2)

In the case of options awarded, amounts represent the grant date fair value of the awards as prescribed under SFAS 123R. Note 7, “Stock Based Compensation” to our financial statements included elsewhere in this prospectus describes the assumptions made in the valuation of our options under SFAS 123R, except that, for the purposes of the amount shown, no forfeitures were assumed to take place.

Equity Incentive Awards Outstanding as of June 30, 2007

The following table lists the outstanding equity incentive awards held by our named executive officers as of June 30, 2007.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Steve Basta	—	25,000	$0.45	1/15/2014
		100,000	0.84	7/22/2014
		90,000	0.84	7/21/2015
		250,000	2.50	7/20/2016

Derek Bertocci	—	250,000	3.75	10/24/2016

Jaap de Lange	13,750	1,250	0.45	1/15/2014
	7,500	2,500	0.84	4/15/2014
	5,000	5,000	0.84	10/07/2014
	7,500	22,500	0.84	7/21/2015
		30,000	2.50	7/20/2016
		60,000	4.50	2/01/2017

Chris Holmes	36,290	97,710	2.50	7/20/2016
		41,000	4.50	2/01/2017

Gary Mistlin	—	—

Jason Shelton	87,500	112,500	1.25	10/13/2015
		15,000	4.50	2/01/2017

Aggregated Option Exercises in Fiscal 2007

The following table lists the options exercised by our named executive officers in fiscal 2007:

Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Steve Basta	217,500
Derek Bertocci	—
Jaap de Lange	—
Chris Holmes	—
Gary Mistlin	102,000
Jason Shelton	—

(1)

The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise, which we have assumed to be $            , the midpoint of the price range set forth on the cover page of this prospectus, and the actual aggregate exercise price of the option.

Potential Payments upon Termination or Change in Control

The following summaries set forth potential payments payable to our named executive officers and other employees upon termination of employment following a change in control of us under their current agreements with us. The compensation committee of our board of directors may, at their discretion, amend or add benefits to these arrangements as they deem advisable.

Stock Option Agreements

In accordance with the standard terms and conditions under which options are granted under our 2003 (Active) Stock Plan, each option granted to each of our named executive officers becomes fully vested and exercisable upon the optionee’s involuntary termination following a change in control, provided that the optionee has provided us with an executed release of claims acceptable to us.

For the purpose of our change in control provisions under our stock option agreements, “change of control” means:

•

any merger or consolidation of us with any other corporation that would result in our voting securities outstanding immediately prior to such transaction no longer continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than 50% of the total voting power of the surviving entity or its parent outstanding immediately after such merger or consolidation;

•	The consummation of the sale or disposition by us of all or substantially all of our assets; or

•	any person becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities.

For the purpose of option agreements issued under our 2003 (Active) Stock Plan, “involuntary termination” means:

•

a termination resulting from an employee’s resignation within 90 days following the occurrence of any of the following events: (i) a significant and material reduction of employee’s duties or responsibilities relative to his or her duties or responsibilities in effect immediately prior to such reduction, except for a reduction in duties or responsibilities solely by virtue of our being acquired and made part of a larger entity or (ii) the relocation of the employee to a facility or location more than 35 miles from the employee’s then present workplace location; or

•

any purported termination of the employee by us which is not effected as a result of the employee’s (i) material act of dishonesty made in connection with his or her responsibilities as an employee that leads to material harm to us, (ii) conviction of, or plea of guilty or nolo contendere to, a felony, (iii) act which constitutes gross misconduct or fraud and which is materially injurious to us, or (iv) continued, substantial violations of his or her duties as an employee after he or she has received a written demand for performance from his or her supervisors, which specifically sets forth the factual basis for the supervisor’s belief that the employee has not substantially performed his or her duties.

Named Executive Officers

Messrs. Basta, Bertocci, Condon and Wells have entered into offer letter agreements with us under which each may receive vesting of their outstanding options upon their involuntary or constructive termination following a change of control and, in certain circumstances, severance. In addition, our 2003 (Active) Stock Plan provides that options granted to an employee will fully vest upon a qualifying termination following a change of control (i.e., an involuntary termination without cause or a constructive termination). Except for Messrs. Basta and Bertocci, none of our other named executive officers for fiscal 2007 has an agreement with respect to severance payments or accelerated vesting, other than as provided for under our 2003 (Active) Stock Plan described above.

As a result of the foregoing agreements, we estimate that at June 30, 2007, the value of severance and acceleration of vesting will be as follows:

Name	Value of Accelerated Options and Shares(1)	Severance Payments	Total
Steve Basta	$	$175,000	$
Derek Bertocci		—
Jaap de Lange		—
Chris Holmes		—
Gary Mistlin		—
Jason Shelton		—

(1)

Based on assumed share price of $             per share, which is the mid-point of the range on the front cover of this prospectus and the number of options and shares held by each of our named executive officers that were unvested at June 30, 2007.

Employment Agreements

We have at-will employment agreements with all of our employees, and the terms of employment are specified in offer letters which are extended to all employees prior to the commencement of employment. Other than Messrs. Basta, Condon and Wells, none of our employees is entitled to any type of severance upon termination of employment. Under our option award agreements, including those agreements with each of Messrs. Basta, Bertocci, Condon and Wells, unvested shares issuable on exercise of options granted under the 2003 (Active) Stock Plan shall become vested and exercisable upon certain terminations of the employee’s employment following a change of control transaction. For more information regarding payments following a change of control, see “Potential Payments Upon Termination or Change of Control” and for more information on our stock option award agreements, see “—Benefit Plans.”

We have an at-will employment agreement with Steve L. Basta, entered into in November 2002, under which Mr. Basta is entitled to an annual salary subsequently adjusted by the board of directors or compensation committee, payable in cash or upon the mutual agreement of Mr. Basta and the Board, in equity or a combination of cash and equity, and an initial stock option grant. The initial stock option grant was subject to vesting over 4 years, with no shares vesting until the first anniversary of employment. Mr. Basta is also eligible to receive a bonus of up to 40% of his then-current salary. The agreement provides that upon a change in control, in the event Mr. Basta is terminated without cause or constructively terminated, he will be entitled to an acceleration of vesting of his stock option grant. In addition, in the event of an involuntary termination without cause, Mr. Basta will be entitled to a severance payment equal to 6 months of his then-current base salary for 6 months.

We have an at-will employment agreement with Dennis Condon, entered into in May 2007, under which Mr. Condon is entitled to an annual salary of $305,000 and an initial stock option grant. The initial stock option grant was subject to vesting over 4 years, with no shares vesting until the first anniversary of employment. Mr. Condon is also eligible to receive a bonus of up to 40% of his then-current salary. The agreement provides that in the event of Mr. Condon’s termination without cause following a change in control he will be entitled to certain severance payments including receipt of his then-current base salary for 6 months and an acceleration of vesting of his stock option grant.

We have an at-will employment agreement with Jeff M. Wells, entered into in May 2007, under which Mr. Wells is entitled to an annual salary of $280,000 and an initial stock option grant. The initial stock option grant was subject to vesting over 4 years, with no shares vesting until the first anniversary of employment. Mr. Wells is also eligible to receive a bonus of up to 30% of his then-current salary. The agreement provides that in the event of Mr. Wells’ termination without cause following a change in control he will be entitled to certain severance payments including receipt of his then-current base salary for 6 months and an acceleration of vesting of his stock option grant.

We have an at-will employment agreement with Derek Bertocci, entered into in October 2006, under which Mr. Bertocci is entitled to an annual salary of $220,000 and an initial stock option grant. The initial stock option grant was subject to vesting over 4 years, with no shares vesting until the first anniversary of employment. Mr. Bertocci is also eligible to receive a bonus of up to 30% of his then-current salary. The agreement provides that in the event Mr. Bertocci is terminated without cause or constructively terminated following a change in control, Mr. Bertocci will be entitled to an acceleration of vesting of his stock option grant.

We have an at-will employment agreement with Gary E. Mistlin, entered into in May 2003, under which Mr. Mistlin is entitled to an annual salary of $165,000 and an initial stock option grant. The initial stock option grant was subject to vesting over 4 years, with no shares vesting until the first anniversary of employment.

We have an at-will employment agreement with Jason Shelton, entered into in August 2005, under which Mr. Shelton is entitled to an annual salary subsequently adjusted by the board of directors or compensation committee, a one-time sign-on bonus of $20,000 and an initial stock option grant. The initial stock option grant was subject to vesting over 4 years, with no shares vesting until the first anniversary of employment. Mr. Shelton is also eligible to receive a bonus of up to 30% of his then-current salary.

We have an at-will employment agreement with Jaap de Lange, entered into in October 2003, under which Mr. de Lange is entitled to an annual salary subsequently adjusted by the board of directors or compensation committee, a car allowance and an initial stock option grant. The initial stock option grant was subject to vesting over 4 years, with no shares vesting until the first anniversary of employment. Mr. de Lange is also eligible to receive a bonus not less than 20% of his then-current salary, payable every 6 months.

We have an at-will employment agreement with Chris Holmes, entered into in May 2006, under which Mr. Holmes is entitled to an annual salary of $200,000 and an initial stock option grant. The initial stock option grant was subject to vesting over 4 years, with no shares vesting until the first anniversary of employment. Mr. Holmes is also eligible to receive a bonus of up to 30% of his then-current salary.

Additional Change of Control Provisions

Our 2003 (Active) Stock Plan provides that in the event of our merger with or into another corporation or the sale of substantially all our assets, the successor corporation or its parent or subsidiary may assume, substitute or replace an equivalent award for each outstanding award. If there is no assumption, substitution or replacement of outstanding awards, the awards shall become, unless otherwise provided in any applicable option document, fully vested and exercisable, and if not exercised prior to the consummation of the transaction, shall be terminated.

Our 2007 Equity Incentive Plan provides that in the event of a merger or “change in control,” as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary assuming or substituting an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. Our 2003 (Active) Stock Plan further provides that if there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The award will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, restricted stock units, and stock appreciation rights (if any)

will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Benefit Plans

The following section provides more details concerning our 2003 (Terminated) Stock Plan, 2003 (Active) Stock Plan and 2007 Equity Incentive Plan. We ceased issuing options under the 2000 Stock Option Plan in June 2003, and as of June 30, 2007 there were no options outstanding under the 2000 Stock Option Plan. The 2000 Stock Option Plan was officially terminated by the board of directors in July 2007.

2003 (Terminated) Stock Plan

Our 2003 (Terminated) Stock Plan was adopted by our board of directors and approved by our stockholders in May 2003. Our 2003 (Terminated) Stock Plan provided for the grant of incentive stock options, nonstatutory stock options and restricted stock. Our 2003 (Terminated) Stock Plan was terminated in September 2003. As of June 30, 2007, an option to purchase 2,917 shares of common stock was outstanding under the 2003 (Terminated) Stock Plan.

2003 (Active) Stock Plan

Our 2003 (Active) Stock Plan was adopted by our board of directors in September 2003 and approved by our stockholders in October 2003. Our 2003 (Active) Stock Plan provides for the grant of incentive stock options, nonstatutory stock options and stock purchase rights. As of June 30, 2007, we had reserved a total of 7,000,000 shares of our common stock for issuance pursuant to the 2003 (Active) Stock Plan. As of June 30, 2007, options to purchase 3,758,319 shares of common stock were outstanding and 2,628,513 shares were available for future grant under this plan. The 2003 (Active) Stock Plan was amended most recently in July 2007 to increase the number of shares reserved for issuance to 8,500,000. When the 2007 Equity Incentive Plan becomes effective, any shares remaining or becoming available under the 2003 (Active) Stock Plan will become available for issuance under the 2007 Equity Incentive Plan, and there will be no further grants from the 2003 (Active) Stock Plan.

Administration.    Our board of directors or compensation committee is the administrator of our 2003 (Active) Stock Plan. The administrator has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each such award, and the exercisability of awards and the form of consideration payable upon exercise.

Stock Options.    The 2003 (Active) Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options. Incentive stock options may be granted only to employees. Nonstatutory stock options and stock purchase rights may be granted to employees, directors or consultants. The exercise price of incentive stock options granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of incentive stock options granted to any other employees may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options to employees, directors or consultants who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of nonstatutory stock options to all other employees, directors or consultants may not be less than 85% of the fair market value of our common stock on the date of grant. Except in the case of options granted to officers, directors and consultants, shares subject to options granted under the 2003 (Active) Stock Plan vest at a minimum rate of at least 20% per year over five years from the date of grant.

In general, the maximum term of options granted is ten years. The maximum term of incentive stock options granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years. If an optionee’s service relationship with us terminates other than by disability or death, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be less than 30 days following the termination of service. Shares of common stock representing any unvested portion of the option on the date of termination shall immediately cease to be issuable and will again become available for issuance under the 2003 (Active) Stock Plan. If, after termination, the optionee does not exercise the option within the time period specified, the option will terminate and the shares of common stock covered by such option will again become available for issuance under the 2003 (Active) Stock Plan. If an optionee’s service relationship with us terminates due to disability or death, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be less than six months following the termination of service.

Stock Purchase Rights.    The 2003 (Active) Stock Plan provides that we may issue stock purchase rights alone, in addition to or in tandem with options granted under the 2003 (Active) Stock Plan and cash awards made outside the 2003 (Active) Stock Plan. Any stock purchase rights will be governed by a restricted stock purchase agreement. We will have the right to repurchase shares of common stock acquired by the purchaser upon exercise of a stock purchase right upon the termination of the purchaser’s status as an employee, director or consultant for any reason. Once the stock purchase right is exercised, the purchaser shall have rights equivalent to those of our other stockholders.

Transferability.    Unless the administrator provides otherwise, our 2003 (Active) Stock Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Effect of a Merger or Change in Control.    Our 2003 (Active) Stock Plan provides that in the event of our “change in control,” the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise the option as to all of the shares subject to the award for a period of 15 days from the date of such notice. The award will terminate upon the expiration of that 15-day period.

Plan Amendment and Termination.    Unless it is sooner terminated by our board of directors, the 2003 (Active) Stock Plan will terminate in September 2013. The board of directors may at any time amend, alter, suspend or terminate the 2003 (Active) Stock Plan. Except in circumstances specified in the 2003 (Active) Stock Plan, however, no amendment may make any change in any outstanding option that adversely affects the rights of any optionee without the consent of such optionee. Moreover, increasing the number of shares available for issuance under the 2003 (Active) Stock Plan and certain other amendments would require stockholder approval.

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan in August 2007 and our stockholders approved the plan in                     . Our 2007 Equity Incentive Plan will become effective upon the completion of this offering. Our 2007 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants.

A total of 4,000,000 shares of our common stock are reserved for issuance pursuant to the 2007 Equity Incentive Plan, of which no options were issued and outstanding. The 4,000,000 shares reserved for issuance under our 2007 Equity Incentive Plan includes those shares reserved but unissued under the 2003 (Active) Stock Plan as of the effective date of the first registration statement filed by us and declared effective with respect to any class of our securities. The number of shares available for issuance under our 2007 Equity Incentive Plan will also include an annual increase on the first day of each fiscal year beginning in 2008, equal to the least of:

•	4.0% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year;

•	4,000,000 shares; or

•	such other amount as our board of directors may determine.

The compensation committee of our board of directors is the administrator of our 2007 Equity Incentive Plan. Our compensation committee consists solely of at least two or more “outside directors” within the meaning of Section 162(m) of the Code so that options granted under the 2007 Equity Incentive Plan would be able to qualify as “performance based compensation.” Under Section 162(m) of the Code, the annual compensation paid to our named executive officers will only be deductible to the extent it does not exceed $1,000,000. However, we can preserve our deduction with respect to income recognized pursuant to options if the conditions for performance based compensation under Section 162(m) are met, which requires, among other things, that options be granted by a committee consisting of at least two “outside directors.” Subject to the provisions of our 2007 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. In general, the term of an option is 10 years and the term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2007 Equity Incentive Plan, the administrator determines the term of all other options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2007 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock may be granted under our 2007 Equity Incentive Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2007 Equity Incentive Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Unless the administrator provides otherwise, our 2007 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2007 Equity Incentive Plan provides that in the event of a merger or “change in control,” as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the outstanding awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable. The award will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, restricted stock units, and stock appreciation rights (if any) will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2007 Equity Incentive Plan provided such action does not impair the rights of any participant.

Section 162(m) of the Code

Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2010, or until our 2007 Equity Incentive Plan is materially amended, if earlier, awards granted under that plan will not be subject to the deduction limit under Section 162(m).

Tax Consequences

The following summary is intended as a general guide to the United States federal income tax consequences relating to the issuance and exercise of stock options granted under our 2003 (Terminated) Stock Plan, our 2003 (Active) Stock Plan and our 2007 Equity Incentive Plan. This summary does not attempt to describe all possible federal or other tax consequences of such grants or tax consequences based on particular circumstances.

Incentive Stock Options

Optionees recognize no taxable income for regular income tax purposes as the result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Internal Revenue Code (unless the optionee is subject to the alternative minimum tax). Optionees who neither dispose of their shares acquired upon the exercise of an incentive stock option, or ISO shares, within two years after the stock option grant date nor within one year after the exercise date normally will recognize a long-term capital gain or loss equal to the difference, if any, between the sale price and the amount paid for the ISO shares. If an optionee disposes of the ISO shares within two years after the stock option grant date or within one year after the exercise date (each a “disqualifying disposition”), the optionee will realize ordinary income at the time of the disposition in an amount equal to the excess, if any, of the fair market value of the ISO shares at the time of exercise (or, if less, the amount realized on such disqualifying disposition) over the exercise price of the ISO shares being purchased. Any additional gain will be capital gain, taxed at a rate that depends upon the amount of time the ISO shares were held by the optionee. A capital gain will be long-term if the optionee’s holding period is more than 12 months. We will be entitled to a deduction in connection with the disposition of the ISO shares only to the extent that the optionee recognizes ordinary income on a disqualifying disposition of the ISO shares.

Nonstatutory Stock Options

Optionees generally recognize no taxable income as the result of the grant of a nonstatutory stock option. Upon the exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the difference between the stock option exercise price and the fair market value of the shares on the exercise date. If the optionee is an employee of ours, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any subsequent gain or loss, generally based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. A capital gain or loss will be long-term if the optionee’s holding period is more than 12 months. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

Nonqualified Deferred Compensation

None of our named executive officers participate in non-qualified defined contribution plans or other deferred compensation plans maintained by us. Our compensation committee, which will be comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

2007 Director Compensation

Effective upon the closing of this offering, we will pay each non-employee director $1,500 for each board meeting attended in person and $500 for each board meeting attended telephonically. Each non- employee director will receive an annual retainer of $20,000. In addition, each non-employee director who serves as the chairperson of our audit committee, compensation committee or nominating and governance will also receive, for his or her service in such capacity, an additional annual retainer of

$15,000, $7,500 or $5,000, respectively, and each other member of a committee shall receive an annual retainer of $2,500. We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

In the past, we have granted non-employee directors options to purchase our common stock pursuant to the terms of our 2003 (Active) Stock Plan. Effective upon the closing of this offering, we will provide for grants of shares to our non-employee directors under our 2007 Equity Incentive Plan. Our 2007 Equity Incentive Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2007 Equity Incentive Plan, including discretionary awards. Each non-employee director that is not employed by or affiliated with a holder of five percent or more of our stock first appointed to the board of directors after the completion of this offering, except for those directors who become non-employee directors by ceasing to be employee directors, will receive an automatic initial grant of 30,000 shares upon such appointment. In addition, beginning in 2008, directors who have been directors for at least the preceding six months will receive a subsequent grant of 10,000 shares on the day of and immediately following each annual meeting of our stockholders. Each initial grant of 30,000 shares and each subsequent grant of 10,000 shares will become exercisable as to one-third of the shares subject to the grant on each anniversary of its date of grant, provided the director remains a director on such dates. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant. See “Stock Options—2007 Equity Incentive Plan.”

The aggregate number of option awards outstanding (both exercisable and unexercisable) for each of our non-employee directors for fiscal 2007 are set forth in the following table.

Name	Grant Date	Number of Option Awards Outstanding	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards(1)
Albert Cha, M.D., Ph.D.	—	—	$—	$—
Dennis Condon(2)	1/15/2004	35,000	0.45	1,127
	1/13/2005	13,000	0.84	880
	1/12/2006	13,000	1.75	1,903
	2/01/2007	13,000	4.50	25,146
N.C. Joseph Lai, Ph.D.	—	—	—	—
Tim Lynch	7/20/2006	35,000	2.50	37,779
	2/01/2007	6,500	4.50	12,573
Evan Melrose, M.D.	—	—	—	—
Martin Sutter	4/15/2004	35,000	0.84	2,391

(1)

In the case of options awarded, amounts represent the grant date fair value of the awards. See Note 2, “Basis of Presentation and Significant Accounting Policies” and Note 7, “Stock Based Compensation,” to our financial statements included elsewhere in this prospectus.

(2)	Mr. Condon resigned from the board of directors and became employed by us on June 11, 2007.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Sale of Preferred Stock

In November 2005, we sold shares of our Series C preferred stock convertible into an aggregate of 3,596,784 shares of common stock at a price per common equivalent share of $2.80. In June and July 2006, we sold shares of our Series D preferred stock convertible into an aggregate of 4,938,461 shares of common stock at a price per common equivalent share of $3.25. In May 2007, we sold shares of our Series E preferred stock convertible into an aggregate of 2,183,223 shares of common stock at a price per common equivalent share of $5.50.

The purchasers of the Series C, Series D and Series E preferred stock in the past three fiscal years included, among others, the following principal stockholders, directors and affiliates (not including beneficial ownership described in more detail under “Principal Stockholders”):

Investor	Series C Preferred Stock	Series D Preferred Stock	Series E Preferred Stock
5% Stockholders
Essex Woodlands Health Ventures Fund VI, L.P.(1)	1,525,357	3,230,769	545,455
Entities affiliated with PTV Sciences(2)	1,178,571	1,230,769	545,455
Entities affiliated with Teknoinvest	714,285	—	409,090	(3)
Entities affiliated with Vivo Ventures(4)	178,571	461,540	336,989

Directors
Tim Lynch	—	—	45,454

(1)	Martin Sutter, a member of our board of directors, is associated with Essex Woodlands.

(2)	Dr. Evan Melrose, a member of our board of directors, is associated with PTV Sciences.

(3)	Includes 45,454 shares of Series E preferred stock held by Steinar Engelsen. Mr. Engelsen is an affiliate of Teknoinvest.

(4)	Dr. Albert Cha, a member of our board of directors, is associated with Vivo Ventures.

Registration Rights

We have entered into an amended and restated investors’ rights agreement with purchasers of our preferred stock (other than purchasers of Series E preferred stock who were not previously our stockholders) that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock. These rights will continue following this offering and will terminate five years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act. All holders of our preferred stock are parties to this agreement. See “Description of Capital Stock—Registration Rights” for additional information.

Director and Officer Indemnification

We have entered into an indemnification agreement with each of our directors and executive officers. These indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. For information regarding these indemnification arrangements, please refer to the section entitled “Management—Limitations on Liability and Indemnification of Directors and Officers.”

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, following this offering our audit committee will have to review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of June 30, 2007 and as adjusted to reflect the sale of the common stock in this offering by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

The percentage of shares beneficially owned is based on 34,596,230 shares of common stock outstanding as of June 30, 2007, assuming that all outstanding convertible preferred stock has been converted into common stock, and including the exercise of certain shares of common stock issuable upon the exercise of an outstanding warrant as of June 30, 2007 assumed elsewhere in this prospectus. The percentage of shares beneficially owned after this offering includes shares of common stock being offered but does not include the shares that are subject to the underwriters’ over-allotment option.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, the persons and entities named below have sole voting and sole investment power with respect to all shares beneficially owned. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the address for each listed stockholder is c/o BioForm Medical, Inc., 1875 South Grant Street, Suite 110, San Mateo, CA 94402.

	Amount Beneficial Ownership		Percentage of Shares Outstanding
Name of Beneficial Owner	Shares	Options and Warrants Exercisable Within 60 Days	Before the Offering	After the Offering
5% Stockholders
Essex Woodlands Health Ventures Fund VI, L.P.(1)	7,087,295	—	20.5%
21 Waterway Avenue, Suite 225 The Woodlands, TX 77380
Entities affiliated with PTV Sciences(2)	6,338,599	—	18.3
221 West 6th Street, Suite 700 Austin, TX 78701
Entities affiliated with Vivo Ventures(3)	5,324,915	—	15.4
575 High Street, Suite 201 Palo Alto, CA 94301
Veron International Limited(4)	3,310,339	—	9.6
Chinachem Golden Plaza, Top Floor, 77 Mody Road, Tsimshatsui East Kowloon, Hong Kong
Entities affiliated with Teknoinvest(5)	3,161,255	—	9.1
Grev Wedels Plass 5 0151 Oslo, Norway

	Amount Beneficial Ownership		Percentage of Shares Outstanding
Name of Beneficial Owner	Shares	Options and Warrants Exercisable Within 60 Days	Before the Offering	After the Offering
Named Executive Officers
Steve Basta	955,000	142,500	3.2%
Derek Bertocci	—	—	*
Jaap de Lange	—	49,375	*
Chris Holmes	—	39,082	*
Gary Mistlin	226,500	—	*
Jason Shelton	—	95,833	*
Directors
Albert Cha, M.D., Ph.D.(6)	5,386,309	—	15.6
N.C. Joseph Lai, Ph.D.(7)	3,480,903	—	10.1
Tim Lynch	45,454	12,749	*
Evan Melrose, M.D.(2)	6,338,599	—	18.3
Martin Sutter(8)	7,087,295	35,000	20.6
All executive officers and directors as a group (10 persons)	23,520,060	240,415	68.2

*	Indicates ownership of less than 1%

(1)

Consists of 7,087,295 shares held by Essex Woodlands Health Ventures Fund VI, L.P. (“Essex VI”). Essex Woodlands Health Ventures VI, L.P., is the general partner of Essex VI (“Essex VI GP”), Essex Woodlands Health Ventures VI, L.L.C., the general partner of Essex VI GP (“Essex VI General Partner”). James L. Currie, Jeff Himawan, Mark Pacala, Martin Sutter, Immanuel Thangaraj and Petri Vainio are each a “Manager” (and collectively, the “Managers”) of Essex VI General Partner. Each of the Managers is deemed to have shared voting and investment power with respect to 7,087,295 shares. Each of the Managers disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein.

(2)

Consists of 6,338,599 shares held by Pinto Technology Ventures, L.P. (“Pinto LP”). Pinto TV GP Company LLC (“Pinto LLC”) is the sole general partner of Pinto Technology Ventures GP, L.P. (“Pinto GP”), which serves as the sole general partner of Pinto LP. Matthew S. Crawford and Dr. Evan Melrose are managers of Pinto LLC. Mr. Crawford and Dr. Melrose disclaim beneficial ownership of the shares reported herein, except to the extent of their pecuniary interest therein.

(3)

Consists of (i) 2,978,767 shares held by Biotechnology Development Fund II, L.P., (ii) 1,407,544 shares held by Biotechnology Development Fund IV, L.P., (iii) 500,000 shares held by Biotechnology Development Fund, L.P., (iv) 412,588 shares held by BioAsia Crossover Fund, L.P., and (v) 26,016 shares held by Biotechnology Development Fund IV Affiliates, L.P. The following entities and individuals may be deemed to have shared voting and dispositive power as to these shares: (1) BioAsia Management, LLC, the general partner of Biotechnology Development Fund II, L.P., (2) BioAsia Investments IV, LLC, the general partner of Biotechnology Development Fund IV, L.P., BioAsia Crossover Fund, L.P. and Biotechnology Development Fund IV Affiliates, L.P., (3) BioAsia Investments, LLC, the general partner of Biotechnology Development Fund, L.P., (4) Frank Kung and Edgar Engleman, members of BioAsia Management, LLC, BioAsia Investments IV, LLC and BioAsia Investments, LLC, (5) Dr. Albert Cha, member of BioAsia Investments IV, LLC and (6) Anselm Leung, member of BioAsia Management, LLC and BioAsia Investments, LLC.

(4)

Consists of 3,310,339 shares beneficially owned by the estate of Nina T.H. Wang. Voting control of the shares is held by the board of directors of Veron International, which is comprised of Joseph Wing Kong Leung and Milestone Management Limited. The board of directors of Milestone Management Limited is comprised of Joseph Wing Kong Leung and Chan Kam Por.

(5)

Consists of (i) 2,906,710 shares held by Teknoinvest VIII KS and (ii) 254,545 shares held by Teknoinvest VIII B (GP) AS. Teknoinvest VIII (GP) KS is the general partner of Teknoinvest VIII KS. Erik Engebretsen, Arne Trondsen, Finn Anonsen, Johnny Ballestad and Bjørn Bjorå are members of the board of directors of Teknoinvest VIII (GP) KS and Tor Bergstrøm and Kim Nicolai Strømsborg are deputies. Each member is deemed to have shared voting and investment control over the shares held by Teknoinvest VIII KS. Erik Engebretsen, Arne Trondsen, Finn Anonsen, Johnny Ballestad and Bjørn Bjorå are members of the board of directors of Teknoinvest VIII B (GP) AS and Tor Bergstrøm and Kim Nicolai Strømsborg are deputies. Each member is deemed to have shared voting and investment control over the shares held by Teknoinvest VIII B (GP) AS.

(6)	Consists of shares held by entities affiliated with Vivo Ventures and 61,394 shares held by Dr. Albert Cha. See footnote 3.

(7)

Consists of (i) 2,600,000 shares held by Helen Lai and N.C. Joseph Lai, and their successors, co-Trustees of the Helen and Joseph Lai Irrevocable Trust, dated December 17, 1999, (ii) 720,000 shares held by Naichiu Joseph Lai Revocable Trust, (iii) 160,803 shares held by N.C. Joseph Lai, a/t/f the Helen & Joseph Lai Irrevocable Trust, and (iv) 100 shares held by N.C. Joseph Lai.

(8)	Consists of 7,087,295 shares held by Essex VI and an option exercisable for 35,000 shares held by Mr. Sutter. See footnote 1.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and convertible preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and amended and restated bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering, we will be authorized to issue up to 110,000,000 shares of capital stock, $0.01 par value, to be divided into two classes designated common stock and preferred stock. Of such authorized shares 100,000,000 shares will be designated as common stock and 10,000,000 shares will be designated as preferred stock.

Common Stock

As of June 30, 2007, there were 34,496,230 shares of common stock outstanding that were held of record by 194 stockholders, assuming automatic conversion of all shares of convertible preferred stock into 30,367,296 shares of common stock. After giving effect to the sale of common stock offered in this offering, there will be              shares of common stock outstanding, or              shares if the underwriters exercise their over-allotment option. As of June 30, 2007, there were outstanding options to purchase a total of 2,917 shares of our common stock under our 2003 (Terminated) Stock Plan and options to purchase a total of 3,758,319 shares of our common stock under our 2003 (Active) Stock Plan.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Effective immediately upon closing of this offering, there will be no shares of preferred stock outstanding because all our outstanding shares of preferred stock will have been automatically converted into an aggregate of 30,367,296 shares of common stock at such time. Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Registration Rights

Based on shares outstanding as of June 30, 2007, after the closing of this offering, the holders of approximately 30,228,802 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning 180 days following the effective date of the registration statement, of which this prospectus forms a part, the holders of at least 20% of these securities have the right to require us, on not more than three occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on Form S-3, subject to certain conditions and limitations. In addition, these holders have certain “piggyback” registration rights, which allow these holders to participate in securities offerings initiated by us. If we propose to register any of our equity securities under the Securities Act following this offering, other than pursuant to the registration rights noted above or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions to limit the number of registrable securities such holders may include. Additionally, piggyback registrations are subject to delay or termination of the registration under certain circumstances.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Upon the completion of this offering, our amended and restated certificate of incorporation will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president, in the absence of a chief executive officer, may call a special meeting of stockholders. Our amended and restated certificate of incorporation will require a sixty-six and two-thirds percent (66 2/3%) stockholder vote for the amendment, repeal or modification of certain provision of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders, the requirement that notice of any stockholder business to be addressed at a meeting be provided in advance, the requirement that notice of any person whom a stockholder wishes to nominate as a director at a meeting be provided in advance, and the election, qualification, classification, resignation, vacancy and removal of our board of directors. Vacancies occurring on the board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the board of directors. A person elected by the board of directors to fill a vacancy or newly created directorship will hold office until the next election of that class.

The combination of the classification of our board of directors, the lack of cumulative voting and the sixty-six and two-thirds percent (66 2/3%) stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

NASDAQ Global Market Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “BFRM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A. Its address is 161 North Concord Exchange South, St. Paul, MN 55075-1139.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have              shares of our common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of any options outstanding as of June 30, 2007. Of these outstanding shares, the              shares sold in this offering will be freely tradable, except that any shares held by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below. The remaining 34,596,230 shares of our common stock will continue to be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, both of which are summarized below. In addition, all of our stockholders have entered into market stand-off agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specified exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rules 144 and 701, shares will be available for sale in the public market as follows:

•	Beginning on the effective date of the registration statement, the shares sold in this offering will be immediately available for sale in the public market; and

•

Based on the number of shares outstanding as of June 30, 2007, after 180 days following the effective date of the registration statement, 34,596,230 shares will become eligible for sale in the public market assuming such shares have been released from any repurchase right we may hold, of which 3,564,501 shares will be freely tradable under Rule 144(k) and 31,031,729 shares will be held by affiliates and other stockholders subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our directors and executive officers and certain of our stockholders have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock held prior to the offering for a period of 180 days after the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co. Notwithstanding the foregoing, if:

•	during the last 17 days of the 180-day period, we issue an earnings release, or material news or a material event relating to us occurs; or

•

prior to the expiration of the 180-day period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-days beginning on the last day of the 180-day period, the lock-up restrictions will continue to apply until the expiration of an 18-day period beginning on our issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless J.P. Morgan Securities Inc. and Piper Jaffray & Co. waive, in writing, such extension, which may result in the lock-up agreement being extended up to 212 days from the date of the this prospectus.

J.P. Morgan Securities Inc. and Piper Jaffray & Co., in their sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements. The lock-up restrictions will not apply to transactions relating to common stock acquired in open market transactions after the closing of this offering provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Securities Exchange Act, as amended, or the Exchange Act, is required or will be voluntarily made in connection with such transactions. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions and provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Exchange Act is required or will be voluntarily made in connection with such transfers.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person, or group of persons whose shares are required to be aggregated, including an affiliate of BioForm Medical, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. However, any such shares that are eligible for sale under Rule 144 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our Stock Option Plan, 2003 (Active) Stock Plan, our 2007 Equity Incentive Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of June 30, 2007, there were outstanding options under our benefit plans for the purchase of 3,761,236 shares of common stock, with a weighted-average exercise price of approximately $2.25.

Registration Rights

Pursuant to the terms of our amended and restated investors’ rights agreement, and based on shares outstanding as of June 30, 2007, holders of approximately 30,228,802 shares of common stock or their transferees, have registration rights with respect to those shares of common stock. For a discussion of these rights please see “Description of Capital Stock—Registration Rights.” After such shares are registered, they will be freely tradable without restriction under the Securities Act.

Warrant

As of June 30, 2007, we had an outstanding warrant to purchase a total of 100,000 shares of our common stock, at an exercise price of $5.60 per share, which shall expire upon completion of this offering. This warrant was issued to Cutanix in connection with our acquisition of certain of Cutanix’ assets. All of the shares issuable pursuant to this warrant are subject to a lock-up agreement. The exercise in full of this warrant for cash prior to its termination has been assumed throughout this prospectus, except where noted otherwise, and has been included in the outstanding common stock described above.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Piper Jaffray & Co. are acting as joint book-running managers of the offering and, along with CIBC World Markets Corp. and Jefferies & Company, Inc., as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
CIBC World Markets Corp.
Jefferies & Company, Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting Discounts and Commissions

	Without Over-allotment Exercise	With full Over-allotment Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.”

We have agreed that we will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We, our directors and executive officers and certain of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “BFRM.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services Markets Act 2000 (as amended), or the FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

MATERIAL UNITED STATES FEDERAL TAX

CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, possibly with retroactive effect, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation organized under the laws of the United States or any state;

•

a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of source.

If a partnership or other flow-through entity is the owner of our common stock, the tax treatment of a partner in the partnership or an owner of the flow-through entity will depend upon the status of the partner or owner and the activities of the partnership or other flow-through entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or flow-through entities, as applicable, should consult their own tax advisors.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may change, possibly retroactively, so as to result in U.S. federal income and estate tax consequences that differ from those summarized below. In addition, this summary does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” bank, insurance company or other financial institution, dealer or trader in securities, a person who holds our common stock as a position in a hedging, straddle or conversion transaction, or any other person subject to special tax treatment). We cannot assure you that a change in law will not significantly alter the tax considerations described in this summary. Finally, this summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder in respect of our common stock generally will be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a properly executed Form W-8BEN or other applicable form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the IRS by filing an appropriate claim for refund with the IRS.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business or, if a treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States, in which case the special rules described below apply;

•

the non-U.S. holder is an individual who holds our common stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition, and certain other requirements are met;

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and, if such non-U.S. holder is a corporation, it may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which generally may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. Even if we become a USRPHC, if our common stock is regularly traded on an established securities market, however, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than five percent of such regularly traded common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which may be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally may be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty may provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to U.S. information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. Some of the common means of certifying nonresident status are described under “—Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules generally may be credited against any U.S. federal income tax liability of the holder.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain members of, and persons associates with, Wilson Sonsini Goodrich & Rosati, P.C. own or control less than 0.2% of the shares of our common stock in aggregate, assuming that all outstanding convertible preferred stock has been converted into common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at June 30, 2007 and 2006, and for each of the three years in the period ended June 30, 2007, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement with the on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (202) 551-8090 or (800) 732-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.bioformmedical.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

BIOFORM MEDICAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

BioForm Medical, Inc.

We have audited the accompanying consolidated balance sheets of BioForm Medical, Inc. (the “Company”) as of June 30, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioForm Medical, Inc. at June 30, 2007 and 2006, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 7 to the consolidated financial statements, BioForm Medical, Inc. adopted FASB Statement No. 123(R) “Shared-Based Payments” effective July 1, 2006.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

August 17, 2007

except for Note 11, as to which the date is

September 21, 2007

BIOFORM MEDICAL, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	June 30, 2007	Pro Forma June 30, 2007	June 30, 2006
		Unaudited (see Note 2)
Assets
Current assets:
Cash and cash equivalents	$17,610		$16,982
Marketable securities available-for-sale	—		500
Accounts receivable, net of allowance for doubtful accounts of $428 at June 30, 2007 and $104 at June 30, 2006	7,725		3,827
Inventories	4,864		2,828
Prepaid expenses	1,194		495
Other current assets	262		245

Total current assets	31,655		24,877
Property and equipment, net	5,741		2,459
Restricted cash	—		250
Other assets	103		373

Total assets	$37,499		$27,959

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,812		$951
Deferred revenues	446		675
Accrued liabilities	8,497		4,799
Capital lease obligations, current portion	20		9

Total current liabilities	11,775		6,434
Capital lease obligations, long-term portion	36		12

Total liabilities	11,811		6,446

Commitment and contingencies (Note 5)
Stockholders’ equity:
Convertible preferred stock, 31,223 authorized, $0.01 par value:
Series A: 5,412 shares designated, 5,412 shares issued and outstanding at June 30, 2007 and 2006; aggregate liquidation value of $5,412 at June 30, 2007 and 2006	54	—	54
Series B: 9,595 shares designated, 9,595 shares issued and outstanding at June 30, 2007; 9,159 shares issued and outstanding at June 30, 2006; aggregate liquidation value of $14,393 at June 30, 2007 and $13,738 at June 30, 2006	96	—	92
Series C: 8,239 shares designated, 8,239 shares issued and outstanding at June 30, 2007 and 2006; aggregate liquidation value of $23,069 at June 30, 2007 and 2006	82	—	82
Series D: 5,250 shares designated, 4,938 shares issued and outstanding at June 30, 2007 and 2006; aggregate liquidation value of $16,049 at June 30, 2007 and 2006	49	—	49
Series E: 2,727 shares designated, 2,183 shares issued and outstanding at June 30, 2007; aggregate liquidation value of $12,008 at June 30, 2007	22	—	—
Subscriptions receivable—convertible preferred stock (see note 6)	—	—	(4,048)
Common stock, $0.01 par value, 48,000 shares authorized, 4,128 shares issued and outstanding at June 30, 2007, 3,366 shares issued and outstanding at June 30, 2006	41	344	33
Additional paid-in capital	72,807	72,807	59,182
Accumulated other comprehensive income (loss)	24	24	(16)
Accumulated deficit	(47,487)	(47,487)	(33,915)

Total stockholders’ equity	25,688	25,688	21,513

Total liabilities and stockholders’ equity	$37,499		$27,959

The accompanying notes are an integral part of these financial statements.

BIOFORM MEDICAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended June 30,
	2007	2006	2005
Net sales	$47,414	$22,650	$16,225
Cost of sales	8,769	4,262	2,920

Gross profit	38,645	18,388	13,305

Operating expenses:
Sales and marketing	38,186	20,686	11,699
Research and development	7,756	4,290	5,572
General and administrative	6,990	5,020	6,971

Total operating expenses	52,932	29,996	24,242

Loss from operations	(14,287)	(11,608)	(10,937)
Interest income, net	842	321	316
Other income (expense), net	68	(84)	(49)

Loss before income taxes	(13,377)	(11,371)	(10,670)
Provision for income taxes	195	19	2

Net loss	$(13,572)	$(11,390)	$(10,672)

Net loss per share
Basic and Diluted	$(3.54)	$(3.96)	$(4.73)

Pro Forma—Basic and Diluted (unaudited, see note 2)	$(0.42)

Weighted-average number of shares used in per share calculation
Basic and Diluted	3,839	2,874	2,255

Pro Forma—Basic and Diluted (unaudited, see note 2)	32,180

The accompanying notes are an integral part of these financial statements.

BIOFORM MEDICAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except per share amounts)

	Preferred A		Preferred B		Preferred C		Preferred D		Preferred E		Common Stock		Additional Paid-In Capital	Accum. Othr. Comp. Loss	Accum. Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2004	5,412	$54	9,159	$92	4,642	$46	—	$—	—	$—	2,151	$21	$32,525	$(21)	$(11,853)	$20,864
Stock options exercised to purchase common stock											170	2	64			66
Warrants exercised to purchase common stock											6					—
Warrants issued as part of acquisition													2			2
Stock-based compensation to non-employees													85			85
Comprehensive loss:
Foreign currency translation adjustment														(15)		(15)
Net loss															(10,672)	(10,672)

Total comprehensive loss																(10,687)

Balance at June 30, 2005	5,412	$54	9,159	$92	4,642	$46	—	—	—	—	2,327	$23	$32,676	$(36)	$(22,525)	$10,330
Stock options exercised to purchase common stock											1,039	10	369			379
Issuance of Series C preferred stock at $2.80 per share, net of issuance costs					3,597	36							10,024			10,060
Subscription of Series D preferred stock at $3.25 per share, net of issuance cost							4,938	49					15,980			16,029
Subscription receivable for 1,246 shares of Series D preferred stock paid in July 2006, net of issuance costs													(4,048)			(4,048)
Stock-based compensation to non-employees													133			133
Comprehensive loss
Foreign currency translation adjustment														20		20
Net loss															(11,390)	(11,390)

Total comprehensive loss																(11,370)

Balance at June 30, 2006	5,412	$54	9,159	$92	8,239	$82	4,938	$49	—	—	3,366	$33	$55,134	$(16)	$(33,915)	$21,513
Warrants exercised to purchase Series B preferred stocks at $1.00 per share			436	4									432			436
Stock options exercised to purchase common stock											569	6	349			355
Warrants exercised to purchase common stock											193	2				2
Issuance of Series E preferred stock at $5.50 per share, net of issuance cost									2,183	22			11,918			11,940
Subscription received for 1,246 shares of Series D preferred stock net of issuance costs													4,048			4,048
Stock-based compensation to employees													425			425
Stock-based compensation to non-employees													501			501
Comprehensive loss
Foreign currency translation adjustment														40		40
Net loss															(13,572)	(13,572)

Total comprehensive loss																(13,532)

Balance at June 30, 2007	5,412	$54	9,595	$96	8,239	$82	4,938	$49	2,183	$22	4,128	$41	$72,807	$24	$(47,487)	$25,688

Conversion of preferred stock (unaudited)	(5,412)	(54)	(9,595)	(96)	(8,239)	(82)	(4,938)	(49)	(2,183)	(22)	30,367	303	—	—	—	—

Pro forma balance at June 30, 2007 (unaudited)	—	$—	—	$—	—	$—	—	$—	—	$—	34,495	$344	$72,807	$24	$(47,487)	$25,688

The accompanying notes are an integral part of these financial statements

BIOFORM MEDICAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended June 30,
	2007	2006	2005
Cash from operating activities
Net loss	$(13,572)	$(11,390)	$(10,672)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,158	820	624
Loss on disposal of fixed assets	—	1	10
Provision for doubtful accounts	324	(24)	73
Fixed assets impairments	—	35	—
Intangible assets impairments	—	466	—
Stock-based compensation expense to employees	425	—	—
Stock-based compensation expense to consultants for services	501	133	85
Changes in operating assets and liabilities:
Accounts receivable	(4,222)	(2,660)	(159)
Inventories	(2,036)	(1,225)	(267)
Prepaid expenses and other assets	(232)	(79)	(166)
Deferred revenue	(229)	642	—
Accounts payable	1,861	(91)	262
Accrued liabilities	3,632	60	1,850

Net cash used in operating activities	(12,390)	(13,312)	(8,360)

Cash flows from investing activities
Purchase of property and equipment	(4,044)	(698)	(1,209)
Payment on Cutanix settlement	(250)	—	—
Dispositions of property and equipment	—	15	—
Purchases of marketable securities available-for-sale	—	(23,850)	—
Sales of marketable securities available-for-sale	500	30,200	3,138
Purchase of other assets	—	—	(1,197)

Net cash provided by (used in) investing activities	(3,794)	5,667	732

Cash flows from financing activities
Payments on capital leases	(9)	(8)	(8)
Proceeds from the issuance of common stock upon stock option exercises	355	379	66
Proceeds from issuance of common stock upon warrant exercises	2	—	—
Proceeds from the issuance of convertible preferred stock—Series B upon warrant exercises	436	—	—
Proceeds from the issuance of convertible preferred stock—Series C (net of issuance cost)	—	10,060	—
Proceeds from the issuance of convertible preferred stock—Series D (net of issuance cost)	4,048	11,981	—
Proceeds from the issuance of convertible preferred stock—Series E (net of issuance cost)	11,940	—	—

Net cash provided by financing activities	16,772	22,412	58

Effect of exchange rate changes on cash	40	20	(15)
Net increase (decrease) in cash and cash equivalents	628	14,787	(7,585)
Cash and cash equivalents at beginning of year	16,982	2,195	9,780

Cash and cash equivalents at end of year	$17,610	$16,982	$2,195

Supplemental disclosures of non-cash investing activities
Purchase of property and equipment under capital leases	$44	$—	$—
Issuance of warrants in acquisition	$—	$—	$2
Payable related to acquisition of assets	$—	$—	$250
Supplemental disclosures of cash flow information
Cash paid for interest	$2	3	3
Cash received from tax refunds	$—	$—	$78
Cash paid for taxes	$195	$58	$1

The accompanying notes are an integral part of these financial statements.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 1.    THE COMPANY AND DESCRIPTION OF BUSINESS

BioForm Medical, Inc. (“we,” “our”, “us”) is a medical device company incorporated in Delaware on July 12, 1999. We are headquartered in San Mateo, California, with manufacturing and research and development sites in Franksville, Wisconsin, and European subsidiaries in the Netherlands and the United Kingdom. We are focused on developing and commercializing products that are used by physicians to enhance their patients’ appearance and are dedicated to bringing doctors and their patients safe and effective products for use in dermatology, plastic surgery and facial plastic surgery.

We currently have two main products, Radiesse and Coaptite. Radiesse is an FDA-approved dermal filler for use in facial aesthetics. Currently, Radiesse is marketed in the United States for the correction of moderate to severe folds and wrinkles, including nasolabial folds; for the restoration or correction of the signs of facial fat loss (lipoatrophy) in people with human immunodeficiency virus; and for vocal fold augmentation (VFA). Coaptite, an FDA approved tissue bulking agent, is used to treat female stress urinary incontinence (SUI).

Sales of Radiesse generated over 90% of our revenue in fiscal 2007, 2006 and 2005. We market Radiesse through a direct sales force of approximately 100 sales representatives in the United States and Europe and a complementary network of third party distributors in more than 30 countries. Additionally, we market Coaptite through a distribution agreement with Boston Scientific Corporation.

The majority of our sales are in the United States. Sales outside of the United States, from Europe, Asia, Canada, and Latin America, accounted for 17%, 14% and 11% of sales in fiscal 2007, 2006 and 2005, respectively.

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidation

The consolidated financial statements include our accounts and our wholly owned subsidiaries located in the United States, the Netherlands, and the United Kingdom. Inter-company accounts and transactions have been eliminated in consolidation.

Unaudited Financial Presentation

Upon the consummation of the initial public offering contemplated in this prospectus, all of our outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The June 30, 2007 unaudited pro forma consolidated balance sheet, and pro forma basic and diluted net loss per share and pro forma consolidated statement of changes in stockholders’ equity have been prepared assuming the conversion of all outstanding shares of our convertible preferred stock into 30,367 shares of common stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, we evaluate our estimates, including those related to inventory, revenue recognition, accounts receivable allowance, fair value of investments, fair value of acquired intangible assets, property and equipment, stock-based compensation and income taxes, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

Cash and Cash Equivalents

We invest our available cash balances in bank deposits and money market funds that have strong credit ratings. All highly liquid investments with stated maturities of three months or less from the date of purchase are classified as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Marketable Securities

We determine the appropriate classification of securities at the time of purchase and re-evaluate such designation at each balance sheet date. Our marketable securities have been accounted for as “available-for-sale” as defined in Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. These securities are carried at estimated fair value, with the unrealized gains and losses, net of taxes, if any, reported as a component of stockholders’ equity and included in accumulated other comprehensive income (loss). Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are reflected as a component of interest income or expense. The cost of securities sold is based on the specific–identification method.

Our marketable securities consisted of the following:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
As of June 30, 2007
Federal or state government backed student loan asset securitization auction rate notes	$—	$—	$—	$—

As of June 30, 2006
Federal or state government backed student loan asset securitization auction rate notes	$500	$—	$—	$500

There were no unrealized or realized gains or losses in fiscal 2007 or 2006. We held no securities as of June 30, 2007 and marketable securities held at June 30, 2006 mature within 34 years of that date and interest resets every 28 days.

Accounts Receivable and Allowance for Doubtful Accounts

Our accounts receivable as of June 30, 2007 and 2006 represent trade receivables. Accounts receivable are recorded at the invoiced amount and are non-interest bearing. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables. In determining the amount of reserve, we routinely assess the financial strength of customers, review all receivables and identify those accounts with problems. For those problem accounts, we estimate individual, specific reserves based on an analysis of the payment history and operations of each account. For all other accounts, we review historical bad debts trends, general and industry specific economic trends, customer concentrations, and current payment patterns to estimate the reserve necessary to provide for probable losses. We write off uncollectible accounts against our allowance for doubtful accounts after collection efforts have been exhausted.

Inventories

Inventories consist of purchased materials and parts, production in process, and finished goods and are stated at the lower of cost or market, using the first-in, first-out method. Inventory costs include material,

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

direct labor, and overhead. We regularly review our inventory on hand and compare this to our estimate of future demand. Based on this analysis, we reduce the carrying value of our inventory for excess and obsolete items. All inventory write-downs are charged to cost of sales.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the assets, ranging from three to seven years. Leasehold improvements and assets under capital leases are amortized using the straight-line method over the useful economic lives or the lease term, whichever is shorter. Construction in process is primarily related to machinery and equipment not yet placed in service. Depreciation of assets commences once they are placed in service. Expenditures for maintenance or repairs are charged to expense as incurred. Expenditures that substantially increase the value or extend useful lives are capitalized. Costs and the related accumulated depreciation of property sold or otherwise retired are removed from the respective accounts, and any gain or loss on disposal is included in earnings. Depreciation expense was $874, $687 and $538 for fiscal 2007, 2006 and 2005, respectively.

Long-lived Assets including Goodwill and Other Acquired Intangible Assets

We review property and equipment and certain identifiable intangibles for impairment whenever event or changes in circumstances indicate the carrying amount of an asset may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of. Recoverability of these assets is measured by comparison of their carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and the carrying value. Such analyses necessarily involve significant judgement. We recorded an impairment charge of $35 in respect of equipment no longer used in production in fiscal 2006. No impairment charge was recorded to our long-lived assets in fiscal 2007 and 2005.

We adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) in fiscal 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. We completed an intangible impairment test in fiscal 2007, 2006 and 2005. Intangible assets that were considered to have indefinite useful lives and were not amortized were considered to be impaired and written off in fiscal 2006 (See Note 4). No impairment charges were necessary in fiscal 2007 and 2005.

SFAS No. 142 also requires that intangible assets with definite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. At June 30, 2007, our intangible assets that are not fully amortized are the patents, which we are amortizing over their useful lives of 13.5 years.

Restricted Cash

We had restricted cash of $250 at June 30, 2006. When we acquired certain assets from Cutanix Corporation (see note 4) $250 of the purchase price was placed in escrow to cover costs to resolve certain existing legal matters. Any unused funds were to be remitted to Cutanix Corporation when the legal matters were resolved. In fiscal year 2007, a settlement payment of $100 was made to resolve all

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

legal affairs outstanding as of June 30, 2006 and the remaining funds, after deducting attorney fees, were remitted back to Cutanix Corporation.

Capital Leases

We lease certain equipment used in our operations, some of which is required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases (“SFAS No. 13”). SFAS No. 13 requires the capitalization of leases meeting certain criteria, with the related asset being recorded in property and equipment and an offsetting amount recorded as a liability. Amortization of assets recorded under capital leases is included in depreciation expense. We had $86 and $42 in assets under capitalized leases at June 30, 2007 and 2006, respectively. Accumulated depreciation related to leased assets was $33 and $24 at June 30, 2007 and 2006, respectively.

Fair Value of Financial Instruments

The carrying amounts (i.e. cost) of our financial instruments, including cash and cash equivalents, marketable securities, accounts receivable and accounts payable, approximate fair value because of their short maturities. The carrying amount of our capital leases approximate fair value of these obligations based upon our best estimates of interest rates that would be available for similar debt obligations at June 30, 2007 and 2006.

Certain Uncertainties and Concentration of Credit Risks

We have two suppliers that provide us with raw materials that are unique to Radiesse and Coaptite. We have supply contracts with each of these suppliers, and we believe these suppliers are equipped to handle increased order volumes as our business grows. If either of these suppliers is unable to provide adequate amounts of material or there is a disruption in supply for any reason, our business could be materially adversely impacted. Obtaining alternate supply sources for these materials would be an expensive and lengthy process and would require additional regulatory approvals. We are working to expand our options with respect to raw material sourcing.

Financial instruments that potentially subject us to concentration of credit risk consist principally of cash equivalents, available for sale investment securities and accounts receivable. Cash equivalents consist of money market funds with high credit quality and short maturities. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the US. In fiscal 2007, 2006 and 2005, we generated approximately 83%, 86% and 89% of our revenues from customers based in the U.S. with the majority of customers outside of the U.S. located in Europe, Asia, Canada, and Latin America. To appropriately manage this risk, we perform ongoing evaluations of customers’ financial strengths and limit the amount of credit sales, but generally no collateral is required to support credit sales. We maintain reserves for estimated receivable losses and these losses have generally been within management’s expectations. We believe that our account receivable credit risk exposure is thereby limited.

No one customer accounted for 10% or more of sales in 2007, 2006 or 2005. No one customer’s receivable balance is greater than 10% of the total accounts receivable balance at June 30, 2007 or 2006.

Revenue Recognition

Revenue is recognized upon shipment of product to customers. We permit returns from our customers and accrue an allowance against sales revenue based upon historical patterns of returns matched against

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

the sales from which they originated and an evaluation of factors that affect the risk of returns. The allowance for sales returns accrued at June 30, 2007 and 2006 was $205 and $113, respectively. Distributors are only allowed to return product if it is defective.

If the sales price of products is not fixed or determinable at the time of shipment, recognition of revenue and cost of sales, as applicable, are deferred until acceptance and final determination of the selling price.

We provide various sales incentives to customers. Cooperative advertising allowances are accrued as revenue is earned and charged to marketing expense because customers are required to show proof of qualified advertisements purchased to receive reimbursement. Sales programs that provide additional BioForm products to be delivered in a future period at no additional charge are accounted for as multiple element revenue transactions. Revenue is allocated to these undelivered products based on their fair value and is recognized when the products ship. Fair value for the undelivered products is estimated based on the sales price charged when the same product is sold separately. The cost of incentives (non-BioForm products) are accrued and charged to cost of sales as revenue is earned.

Shipping and Handling Costs

Outbound shipping charges to customers are included in net sales in the accompanying consolidated statements of operations. Shipping charged to customers was $325, $203 and $147 for the years ended June 30, 2007, 2006 and 2005, respectively. Shipping and handling costs incurred by us in relation to sales of our products are classified as a component of cost of sales.

Advertising Costs

We expense advertising costs as incurred. Advertising costs were $250, $160 and $80 for the years ended June 30, 2007, 2006 and 2005, respectively, and were included in sales and marketing expense in the accompanying consolidated statements of operations.

Research and Development

We expense research and development cost as incurred. Research and development expenses include personnel and personnel related cost, costs associated with clinical trials including amounts paid to clinical research organizations and clinical investigators, regulatory compliance and clinical product supply costs, research costs and other consulting and professional services, and allocated facility and related expenses.

Clinical Trials

We accrue and expense costs for clinical trial activities performed by third parties, including clinical research organizations and clinical investigators, based upon estimates of the work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. We determine these estimates through discussion with internal personnel and outside service providers as to the progress or stage of completion of trials or services pursuant to contracts with numerous clinical trial centers and clinical research organizations and the agreed upon fee to be paid for such services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

Stock-Based Compensation

Effective July 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards 123(R), Share-Based Payment (“SFAS No. 123R”). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107 relating to SFAS No.123R. We have applied the provisions of SAB No. 107 in our adoption of SFAS No.123R. Under SFAS No.123R, stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized on a straight-line basis as expense over the employee’s requisite service period (generally the vesting period). Because non-cash stock compensation expense is based on awards ultimately expected to vest, it has been reduced by an estimate for future forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We adopted the provisions of SFAS No. 123R using the prospective transition method. Under the prospective transition method, beginning July 1, 2006, compensation cost recognized includes compensation cost for all share-based payments granted subsequent to June 30, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. All awards granted, modified, or settled after the date of adoption are accounted for using the measurement, recognition, and attribution provisions of SFAS No. 123R.

Prior to July 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations. In accordance with APB No. 25, stock-based compensation is calculated using the intrinsic value method and represents the difference between the per share fair value of the stock and the per share exercise price of the stock option on the date of the grant. No stock-based compensation expense was recorded under APB 25 during the years ended June 30, 2006 and 2005 as we granted options to employees with an exercise price at the estimated fair value of the stock on the date of the grant.

In addition, prior to July 1, 2006, we complied with the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by Standard of Financial Accounting Standards 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment to SFAS Statement No. 123. We applied the minimum value method and pro forma compensation expense was allocated to the vesting term using the graded vesting model in accordance with Financial Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”).

The weighted-average grant date minimum value per share of employee stock options granted during the years ended June 30, 2006 and 2005 was $0.17, and $0.07, respectively.

We account for stock options granted to non-employees in accordance with Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling, Goods or Services and Emerging Issues Task Force (“EITF”) No. 00-18, Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees, using a fair-value approach. The measurement of stock-based compensation is subject to periodic adjustment and is recognized as an expense over the vesting period or the period over which services are received.

Employee Retirement Plan

In January 1, 2004, we adopted a defined contribution retirement plan (the “Plan”), which qualifies under Section 401(k) of the Internal Revenue Code. The Plan covers all employees. Eligible employees may make voluntary contributions to the plan up to 100% of their annual compensation or the statutory annual limitations, whichever is less. We do not make matching contributions to the Plan.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

Foreign Currency

The functional currency of our international subsidiaries is their local currency. The financial statements of these subsidiaries are translated to U.S. dollars using month-end exchange rates for assets and liabilities, and average exchange rates for revenues, costs and expenses. Translation gain (losses) are classified as other comprehensive income (loss), which is a separate component of stockholders’ equity. Net gains and losses resulting from foreign exchange transactions were immaterial for years ended June 30, 2007, 2006 and 2005.

Income Taxes

We recognize income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized, to reduce the deferred tax assets to the amounts expected to be realized.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, describes that comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on foreign exchange and unrealized gains and losses on available-for-sale investments. For all periods presented, we display comprehensive loss and its components as part of the consolidated statement of stockholders’ equity. Our comprehensive loss consists of net losses and unrealized gains and losses on foreign exchange translation.

Net Loss per Common Share

Basic net loss per share is computed by dividing the loss applicable to common stockholders by the weighted average number of common stock outstanding during the period. Diluted net loss per share is computed by dividing the loss applicable to common stockholders by the weighted average number of common stock equivalent outstanding during the period and dilutive common stock equivalents for the period by application of the treasury-stock method. Convertible preferred stock is reflected on an as if-converted basis. For purpose of this calculation, convertible preferred stock, options to purchase common stock, warrants to purchase preferred stock and warrants to purchase common stock are considered to be common stock equivalents but have been excluded from the computation of diluted net loss per share as their effect is anti-dilutive.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows (in thousands except per share data):

	Year Ended June 30,
	2007	2006	2005
Numerator:
Net loss attributable to common stockholders	$(13,572)	$(11,390)	$(10,672)
Denominator:
Weighted-average common shares outstanding	3,839	2,874	2,255
Loss per share attributable to common stockholders
Basic and Diluted	$(3.54)	$(3.96)	$(4.73)

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

The following outstanding options, convertible preferred stock and warrants were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an anti-dilutive effect (in thousands):

	Years Ended June 30,
	2007	2006
Series A convertible preferred stock (as if converted)	5,412	5,412
Series B convertible preferred stock (as if converted)	9,595	9,159
Series C convertible preferred stock (as if converted)	8,239	8,239
Series D convertible preferred stock (as if converted)	4,938	4,938
Series E convertible preferred stock (as if converted)	2,183	—
Options to purchase common stock	3,761	2,681
Warrants to purchase Series B convertible preferred	—	436
Warrants to purchase common stock	100	299

	34,228	31,164

Unaudited Pro Forma Net Loss per Common Share

Pro forma basic and diluted net loss per share have been computed to give effect to the conversion of all outstanding shares of our convertible preferred stock into common stock (on an as if-converted basis) which will occur upon the closing of our initial public offering. The pro forma weighted-average preferred shares outstanding assumes the issuances of these shares as of July 1, 2006, if then outstanding, or from their respective date of issuance, if issued after July 1, 2006.

The following table sets forth the computation of pro forma basic and diluted net income per share:

Year Ended June 30, 2007
(Unaudited Pro Forma)
Numerator
Pro forma net loss attributable to common stockholders	$(13,572)
Denominator
Weighed average common shares used to compute basic and diluted net loss per share	3,839
Add: Pro forma adjustments to reflect assumed weighted effect of conversion of convertible preferred stock	28,341

Denominator used to compute basic and diluted pro forma net loss per share	32,180

Pro forma net loss per share	$(0.42)

The impact of options and warrants to purchase common stock has been excluded from the calculation of pro forma net loss per share because they would be antidilutive.

Recent Accounting Pronouncements

In July 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized,

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, will be effective for us in the first quarter of fiscal 2008. We do not expect that adoption of this statement will have a material impact on our results of operations or financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 157 in fiscal 2009. We are currently evaluating the effect that the adoption of SFAS No. 157 will have on our results of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS No. 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We plan to adopt SFAS No. 159 in fiscal 2009 and are currently evaluating the effect that the adoption of SFAS No. 159 will have on our results of operations and financial position.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

NOTE 3.    BALANCE SHEET DETAILS

	June 30,
	2007	2006
Inventories
Raw materials	$1,504	$944
Work-in-process	2,840	1,239
Finished goods	736	663
Reserves for excess and obsolete	(216)	(18)

	$4,864	$2,828

Property & Equipment
Leasehold improvements	$1,465	$913
Machinery and equipment	2,265	1,987
Furniture, fixtures, and office equipment	2,448	1,490
Construction-in-progress	2,569	201

	8,747	4,591
Less: Accumulated depreciation	(3,006)	(2,132)

	$5,741	$2,459

Accrued Liabilities
Accrued compensation	$2,576	$1,659
Accrued royalty expenses	869	469
Accrued marketing programs	805	—
Accrued licensing	1,700	—
Other accrued liabilities	2,547	2,671

	$8,497	$4,799

NOTE 4.    INTANGIBLE ASSETS

Intangible assets consist of the following:

		June 30,
		2007	2006
Patents		$14	$14
Licenses		42	42
Trademarks/brand name		83	83
Core technology		372	372

Intangible assets subject to amortization		511	511

Intangible assets—total gross carrying value		$511	$511

Accumulated amortization consists of the following:
	Amortization Term (years)	June 30,
		2007	2006
Patents	13.5	$7	$6
Licenses	5	42	42
Trademarks/brandname	8.5	83	83
Core technology	2.5	372	89

		$504	$220

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

The weighted average amortization term is 13.5 years.

Amortization expense of $284, $134 and $89 for the years ended June 30, 2007, 2006 and 2005, respectively, is included in general and administrative expense in the accompanying consolidated statements of operations.

Intangible assets acquired were recorded at their estimated fair values at the date of acquisition. The fair values of acquired intangible assets are determined by management, assisted by independent professional appraisers, using relevant information and assumptions. Fair value is generally calculated as the present value of estimated future cash flows using a risk-adjusted discount rate, which requires significant judgment with respect to revenue and expense growth rates, and use of an appropriate discount rate.

In December 2004, we acquired certain assets of Cutanix Corporation, a maker of lotions. We agreed to total consideration of $961, which consisted of $865 in cash, a warrant for 100 shares of our common stock with an exercise price of $5.60 per share, which had a nominal fair value, and acquisition related expenses of $95. As part of the purchase agreement, we placed $250 in escrow to cover costs to resolve certain existing matters. Any unused funds were to be remitted to Cutanix when the legal matters were resolved. In fiscal 2007, a settlement payment of $100 was made to resolve all legal affairs outstanding as of June 30, 2006 and the remaining funds, after deducting attorney fees, were remitted back to Cutanix.

Based on historical results and current product plans, we updated our revenue, cost, and operating profit projections for our Cutanix products and technology. The net present value of these projected future cash flows was deemed to represent the best estimate of the fair value of the Cutanix indefinite and definite lived intangible assets. The net book value of these intangible assets exceeded both the undiscounted net projected cash flows and the fair value. Therefore we recorded an impairment loss for the amount by which the net book value exceeded fair value for $466, charged to general & administrative expense in fiscal year 2006.

Aggregate amortization expense is expected to be immaterial in future years.

NOTE 5.    COMMITMENTS AND CONTINGENCIES

Lease Commitments

Our operating leases are leases for our facilities. The California facility lease expires on September 30, 2008. We have three facilities in Wisconsin. Two of the facilities are leased through December 31, 2011, with the third one through March 31, 2012, all with an option to extend for an additional five years. We have an option to purchase our main Wisconsin facility for $1,320 through December 31, 2008. The Netherlands facility lease expires on February 27, 2010. In addition to rent, we are required to pay for real estate taxes, insurance coverage, security, utilities, and repairs and maintenance on all of our rentals. We have also entered into several leases for office equipment, including one capital lease.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

The following schedule summarizes the future minimum lease payments for all capital and operating leases as of June 30, 2007:

	Capital Lease	Operating Leases
Year ending June 30,
2008	$22	$611
2009	15	464
2010	12	329
2011	9	209
2012	—	131

Total minimum lease payments	58	$1,744

Less amounts representing interest	(2)

Present value of minimum lease payments	56
Less current portion	(20)

Long-term portion of capital lease obligations	$36

Total rent expense was $472, $358 and $331 for the years ended June 30, 2007, 2006 and 2005, respectively. Deferred rent was $73 and $0 at June 30, 2007 and 2006, respectively.

License Agreements

In fiscal 2007, we entered into agreements that provided us exclusive rights to distribute products produced by two other companies. We charged $2,200 to research and development expense in fiscal 2007 for minimum, non-cancellable payments required under these agreements. Of this amount, $500 had been paid and $1,700 was accrued as of June 30, 2007 and will be paid in fiscal 2008. Additional payments will become due if milestones related to FDA approval of these products are achieved. Due to the uncertainties inherent in medical clinical trials and regulatory review by the FDA, we are unable to predict if or when the contingent payments under these two agreements will become payable.

Legal Contingencies

From time to time, we may become a party to litigation and subject to product liability claims in the ordinary course of the business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of such matters will not have any material adverse effect on our business, results of operations or financial condition as of June 30, 2007.

In August 2007, we learned that one of our international distributors had resold some of our product in a prohibited country without the required license from the U.S. Department of Commerce (“Commerce Department”). We have self-reported this matter to the Commerce Department and are unable at this time to predict if the Commerce Department will elect to take any action or impose any fines in relation to these sales. At this time we do not believe that the resolution of this will have a material adverse impact on us.

In 1999, Bristol-Myers Squibb assigned to us their rights under a license agreement from Martin Lemperle (“Lemperle”), a German citizen, to certain U.S. and foreign patents (the “Agreement”). Beginning in February 2003, we were involved in several litigation matters concerning the Agreement with both Lemperle and Artes Medical, Inc. (“Artes”) of San Diego, California, a company in which Lemperle was a founder. On October 31, 2005, we executed a settlement agreement with Artes and Lemperle and

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

accrued $2,240 as of June 30, 2005. Of this amount, $2,062 was included in general and administrative expense for litigation settlement and $178, related to ongoing sales royalty, was included in cost of sales in the accompanying consolidated statement of operations. On November 14, 2005, we paid $2,000 to Artes for the litigation settlement and an additional $58 for past royalties owed in prior years.

NOTE 6.    STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

Under our amended and restated certificate of incorporation, we are authorized to issue 31,223 shares of convertible preferred stock with a par value of $0.01 per share. The following summarizes the designation of the preferred stock:

Designated Shares
Series A	5,412
Series B	9,595
Series C	8,239
Series D	5,250
Series E	2,727

Total	31,223

The following summarizes outstanding convertible preferred stock at June 30, 2007:

	Number Outstanding	Liquidation Amount	Price Per Share
Series A	5,412	$5,412	$1.00
Series B	9,595	14,393	1.50
Series C	8,239	23,069	2.80
Series D	4,938	16,049	3.25
Series E	2,183	12,008	5.50

Total	30,367	$70,931

The following summarizes outstanding convertible preferred stock at June 30, 2006:

	Number Outstanding	Liquidation Amount	Price Per Share
Series A	5,412	$5,412	$1.00
Series B	9,159	13,738	1.50
Series C	8,239	23,069	2.80
Series D	4,938	16,049	3.25

Total	27,748	$58,268

In June 2006, we received committed subscriptions for 4,938 shares of Series D convertible preferred stock at a per share price of $3.25. We received net cash proceeds of $11,981 for 3,692 of these shares in June 2006 and $4,048 for 1,246 of these shares in July 2006. Cash proceeds were net of issuance costs of $19 and $2 incurred in connection with the June and July proceeds, respectively.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

In March 2007, we issued a total of 2,183 shares of Series E convertible preferred stock at a per share price of $5.50. The net cash proceeds from the issuance were $11,940 after deducting issuance cost of $67.

Dividend Rights of Convertible Preferred Stock

Holders of each series of outstanding shares of Series A, B, C and D preferred stock (“senior preferred stock”) are entitled to receive non-cumulative dividends at a rate of 8% per annum at the discretion of the Board of Directors, but before any dividends may be paid on Series E preferred or common stock. After payment to the senior preferred stock, holders of outstanding shares of Series E are entitled to receive non-cumulative dividends at a rate of 8% per annum at the discretion of the Board of Directors, but before any dividends may be paid on common stock.

There was no dividend for any series of preferred stock declared and unpaid at June 30, 2007. We do not intend to pay dividends in the foreseeable future.

Additional Dividend Rights of Convertible Preferred Stock

After payment or setting aside for payment of the dividends described above per dividend rights, any additional dividends, if any, declared or paid should be paid among the holders of all series preferred stock and common stock then outstanding in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of preferred stock were converted at the then-effective conversion rate.

Liquidation Rights of Convertible Preferred Stock

In the event of any liquidation, dissolution or winding up, either voluntary or involuntary, the holders of our convertible preferred stock are entitled to receive, prior and in preference to any distribution of assets to our common stockholders, an amount per share equal to the sum of (1) $1.00, $1.50, $2.80, $3.25 and $5.50 for each outstanding share of Series A, Series B, Series C, Series D and Series E, respectively and (2) all declared but unpaid dividends, if any. Upon the liquidation, dissolution or winding up, if our assets which are legally available for distribution to the holders of preferred stock are insufficient to permit the payment of the full amounts specified above, then our entire assets which are legally available for distribution shall be distributed with equal priority and pro rata among first the holders of the senior preferred stock and then to Series E in proportion to the full amounts they would otherwise be entitled to receive. Then senior preferred stock will participate with common stock on an as-converted basis on remaining assets, subject to the limitation noted below.

After the initial liquidation preference is paid, the holders of common stock and senior preferred stocks receive remaining asset payments based on the number of common shares held by them on an as-converted to common stock basis, with each of Series A, B and C being paid until a total of $4.20 per share has been paid on that series of preferred stock. Holders of Series D continue to be paid until a total of $4.875 per share has been paid. Once a series has reached its liquidation preference cap per share, no further payments to that series should be made. Any amounts remaining are made pro rata to the holders of common stock in proportion to the number of shares of common stock held by them. No holder of preferred stock should have the right to participate as a holder of common stock without first converting their shares of preferred stock to common stock prior to receiving any payments.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

Non-Cash Distribution

Whenever a distribution in connection with dividend distributions, liquidation, dissolution, or winding up of the corporation should be payable in property other than cash, then the value of such assets should be their fair market value as determined by the Board of Directors.

Conversion Rights of Convertible Preferred Stock

Each share of Series A, B, C, D or E convertible preferred stock may be converted at any time, at the option of the holder, into shares of common stock. The conversion rate will be 1:1, subject to anti-dilution and other customary adjustments. Each share of Series A, B, C, D or E convertible preferred stock will automatically convert into common stock, at the then applicable conversion rate, upon 1) the closing of a firmly underwritten public offering of common stock meeting minimum criteria or 2) the consent of the holders of at least a majority of the then outstanding shares of senior preferred stock.

General Voting Rights of Convertible Preferred Stock

Each share of Series A, B, C, and D convertible preferred stock is “voting preferred” and is entitled to voting rights equal to the number of whole shares of common stock into which it is convertible.

Except where expressly required by law, the shares of Series E preferred stock is “non-voting preferred” and is not entitled to voting rights.

Redemption of Convertible Preferred Stock

Each share of Series A, B, C, D, and E does not have redemption rights.

Warrants

In connection with the acquisition of certain assets from Cutanix Corporation in fiscal 2005, we issued a warrant to purchase 100 shares of common stock, at an exercise price of $5.60. The warrant is immediately exercisable and fully vested. The warrant has a contractual life of four years. No shares have been issued in connection with this warrant as of June 30, 2007.

In connection with certain financing activities in 2002 and 2003, we issued immediately exercisable and fully vested warrants to purchase 750 shares of common stock at $0.001 per share. The warrants have a contractual life of five years. As of June 30, 2006, there were warrants outstanding to purchase 199 shares. During the fiscal year ended June 30, 2007, warrants to purchase 193 shares were exercised and warrants to purchase 6 shares expired.

On December 27, 2001, we issued warrants to purchase 436 shares of Series B preferred stock at $1.00 per share pursuant to certain financing agreements. These warrants were exercisable at any time before the expiration date of December 27, 2006. As of June 30, 2006, there were warrants to purchase 436 shares outstanding. As of June 30, 2007, all outstanding warrants were exercised to purchase Series B preferred stocks.

Common Stock

We are authorized to issue 48,000 shares of common stock with a par value of $0.01. Each share of common stock has the right to one vote. Of the common stock authorized at June 30, 2007, 10,000 shares have been reserved for issuance of stock options to management and advisors. On July 25, 2007, this amount was increased by 1,500 shares to 11,500 shares.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

The holders of common stock are entitled to dividends when funds are legally available and when declared by the Board of Directors, subject to the prior right of the convertible preferred stockholders.

Shares Reserved for Future Issuance

At June 30, 2007 and 2006, we reserved shares of common stock for future issuance as follows:

	Shares
	2007	2006
Convertible preferred stock	31,223	28,496
Stock options outstanding	3,761	2,681
Stock options available for future grant	2,714	4,376
Warrants to purchase Series B convertible preferred stock	—	436
Warrants to purchase common stock	100	299

	37,798	36,288

NOTE 7.    STOCK BASED COMPENSATION

In May 2003, we adopted a stock option plan (the “2003 (Terminated) Stock Plan”) whereby we granted options to certain officers, employees, consultants, or advisors (“Participants”) for the purchase of common stock. We reserved 1,500 shares of common stock for issuance under the 2003 (Terminated) Stock Plan. In September 2003, we terminated the 2003 (Terminated) Stock Plan and adopted a new stock option plan (the “2003 (Active) Stock Plan”) whereby we grant options to certain officers, employees, consultants, or advisors (“Participants”) for the purchase of common stock. We initially reserved 3,500 shares of common stock for issuance under the 2003 (Active) Stock Plan, and on October 13, 2005 and June 27, 2006 the shares authorized for the 2003 (Active) Stock Plan were increased by 1,500 shares and 2,000 shares, respectively. At June 30, 2007, we had 1,500 shares of common stock reserved for issuance under a previous stock option plan (the “2000 Plan”). We ceased issuing options under the 2000 Plan in June 2003, and as of June 30, 2007 there were no options outstanding under the 2000 Plan. The 2000 Plan was officially terminated by the board of directors in July 2007.

For the 2003 (Active) Stock Plan, grants may be made as stock options in the form of incentive stock options, as described in Section 422 of the Internal Revenue Code, or nonqualified stock options, or stock purchase rights. The plans are administered by our board of directors. Our board of directors has the authority to grant to any participant one or more incentive stock options, nonqualified stock options, or both types of stock options, or stock purchase rights depending on the plan. Each option is subject to such terms and conditions consistent with the respective plan as the Board of Directors may impose from time-to-time, subject to the limitations as defined in the plans. Options granted under the 2003 (Terminated) Stock Plan and the 2003 (Active) Stock Plan generally vest ratably over a four year service period and expire ten years after the date of grant.

Adoption of SFAS 123R

Effective July 1, 2006, we adopted the provisions of SFAS No. 123R, using the prospective method. SFAS No. 123R establishes accounting for stock-based awards made to employees and directors. Accordingly, stock-based compensation expense is measured at grant date, based on the fair value of the award, and is recognized as expense over the remaining requisite service period.

The weighted-average grant date fair value per share of employee stock options granted during the year ended June 30, 2007 of $1.49 was calculated using the Black-Scholes option pricing model with the

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

following weighted average assumptions: expected volatility, 45.0%; expected term, 4.39 years; risk-free interest rate, 4.9%; and expected dividend yield, 0%.

The assumptions were developed as follows:

Volatility—As we do not have any trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the median historic stock price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the biotech medical device industry similar in size, stage of life cycle and financial leverage. As permitted for privately-held companies under SFAS No. 123 prior to the adoption of SFAS No. 123R, we used the minimum value method for determining pro-forma disclosure and no volatility was applied in the valuation of employee options.

Expected Term—We have little historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for our stock option grants. As a result, for stock option grants made during the year ended June 30, 2007, the expected term was estimated as the average of the vesting term and the contractual life, using the method allowed under Securities and Exchange Commission SAB No. 107. For stock options granted during the years ended June 30, 2005 and 2006, we estimated the expected term of stock options based on the expected terms of options granted by publicly traded industry peers.

Risk-Free Rate—The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of our stock option grants.

Expected Dividend Yield—We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Common Stock Fair Value—The fair value of our common stock during fiscal 2007, 2006 and 2005 was determined by contemporaneous evaluations by our Board of Directors based on consideration of a variety of factors including, beginning in the second quarter of fiscal 2007, independent contemporaneous valuations prepared by an independent third party valuation firm. In conducting these valuations, we used a two-step methodology that first estimated our fair value as a whole, and then allocated a portion of the enterprise value to our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized the “income approach” to estimate enterprise value. This enterprise value was then tested for reasonableness utilizing the “market approach.” The income approach involved projecting future cash flows, discounting them to present value using discount rates ranging from 24% to 30% based upon a risk adjusted weighted average cost of capital of comparable companies, and applying probabilities for success of our product candidates to the resulting discounted cash flows. The projection of future cash flows, the determination of an appropriate discount rate and the estimates of probability for success of our product candidates each involved a significant degree of judgment.

Forfeitures—SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeiture rates refer to the likelihood that unvested options will be cancelled or forfeited due to termination of employment. In developing the expected future forfeiture rates, we analyzed unvested cancellations experience since September 2000.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

We recognized $425 of employee stock-based compensation expense during the year ended June 30, 2007, of which $36, $166, $35 and $188 were charged to cost of sales, sales and marketing, research and development, and general and administrative expense, respectively. The adoption of SFAS No. 123R caused the loss before taxes and net loss to increase by $425 and the basic and diluted net loss per common share to increase by $0.11 in 2007. There was no impact on cash flows. No income tax benefit was recognized in the statement of operations for the year ended June 30, 2007 as we were not profitable.

The total compensation cost related to unvested stock option grants not yet recognized as of June 30, 2007 was $1,778 and the weighted-average period over which these grants are expected to vest is 2.3 years.

The following table summarizes activity under our stock option plans from July 1, 2004 through June 30, 2007:

	Shares available for Grant	Shares Subject to Outstanding Options	Weighted- average Exercise Price	Weighted- average remaining contractual term (years)	Aggregate Intrinsic Value
At June 30, 2004	2,808	2,065	$0.36
Options granted	(858)	858	$0.84
Option exercised	—	(170)	$0.39
Options forfeited	79	(79)	$0.53

At June 30, 2005	2,029	2,674	$0.51
Options authorized	3,500
Options granted	(1,379)	1,379	$1.45
Option exercised	—	(1,039)	$0.37
Options forfeited	226	(333)	$0.56

At June 30, 2006	4,376	2,681	$1.04
Options granted	(1,800)	1,800	$3.46
Option exercised	—	(570)	$0.62
Options forfeited	138	(150)	$1.56

At June 30, 2007	2,714	3,761	$2.25	8.41	$8,482

Vested		3,440	$2.19	8.35	$7,941

Exercisable		989	$1.34	7.34	$3,135

At June 30, 2007, the estimated fair value of the common stock was $4.50 per share. During the years ended June 30, 2007, 2006 and 2005, the intrinsic value of options exercised was $1,370, $1,046 and $77, respectively.

Certain information regarding stock option grants during fiscal 2007 is as follows:

Grant Date	Number of Shares for Options Granted	Fair value of Common Stock Per Share	Option Exercise Price Per Share	Per share intrinsic value
July 2006	696	$2.50	$2.50	$—
October 2006	628	$3.75	$3.75	$—
February 2007	476	$4.50	$4.50	$—

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

On July 25, 2007, we granted 1,905 options to purchase common stock at an option exercise price of $7.30.

The following table summarizes information about stock options outstanding as of June 30, 2007:

Range of Exercise Prices	Number of Shares	Options Outstanding Weighted-average remaining contractual life (years)	Weighted- average Exercise Price	Options Exercisable
				Number of Shares	Weighted- average Exercise Price
$ 0.30 - $ 0.45	292	5.7	$0.45	243	$0.45
$ 0.84 - $ 0.84	772	7.3	$0.84	289	$0.84
$ 1.25 - $ 2.00	940	8.6	$1.67	319	$1.62
$ 2.50 - $ 3.75	1,292	9.2	$3.10	83	$2.50
$ 4.50 - $ 4.50	465	9.6	$4.50	55	$4.50

$ 0.30 - $ 4.50	3,761	8.4	$2.25	989	$1.34

Stock Options Granted to Non-employees:

Expense recognized with stock options granted to non-employees was $133 and $85 for the years ended June 30, 2006 and 2005, respectively. The expense for the year ended June 30, 2007 was $501 of which $417, $42, and $42 were charged to sales and marketing, research and development, and general and administrative expense, respectively in the accompanying consolidated statement of operations. Stock options to non-employees were valued using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005
Weighted-average expected volatility	45%	100%	100%
Weighted-average expected term (years)	10.0	10.0	10.0
Weighted-average risk-free interest rate	4.9%	4.8%	4.1%
Expected dividend yield	0%	0%	0%

We sold Series E Preferred Stock in March 2007 at a price of $5.50 per share and Series D Preferred Stock in June 2006 at a price of $3.25 per share.

For stock options granted to non-employees in fiscal 2007, the expected stock price volatility for our common stock was estimated by taking the median historic stock price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the non-employee stock option grants. Industry peers consist of several public companies in the life sciences industry similar in size, stage of life cycle and financial leverage. For non-employee stock options granted in fiscal 2006 and 2005, given our early stage of commercialization and lack of comparability to publicly traded companies, we used 100% as our estimate of volatility.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

NOTE 8.    INCOME TAXES

Loss before income taxes consists of the following:

	Year ended June 30,
	2007	2006	2005
United States	$(14,113)	$(11,565)	$(10,848)
International	736	194	178

Total loss	$(13,377)	$(11,371)	$(10,670)

The provision for (benefit from) income taxes consists of the following:

	Year ended June 30,
	2007	2006	2005
Current:
Federal	$—	$—	$(18)
State	—	(34)	(25)
Foreign	195	53	45

	195	19	2

Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

	—	—	—

Total provision for income taxes	$195	$19	$2

The difference between the provision (benefit) for income taxes and the amount computed by applying the domestic federal statutory tax rate to income (loss) before taxes in fiscal 2007, 2006 and 2005 is due to the factors noted in the following table.

	Year ended June 30,
	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	5.8%	6.0%	6.0%
R&D credits	0.5%	1.1%	1.2%
Meals & entertainment deduction limitation	(1.1)%	(0.2)%	—
Stock based compensation	(1.3)%	—	—
Other	1.7%	—	—
Reserve for realization of deferred tax assets	(42.1)%	(42.1)%	(42.2)%

Total provision tax rate	(1.5)%	(0.2)%	0.0%

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

Deferred Tax Assets

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

	June 30,
	2007	2006
Federal and state net operating loss carry forwards	$15,235	$11,545
Amortization of intangible assets	970	856
Research tax credit carry forwards	469	363
Depreciation	(192)	(130)
Other	2,683	880

Total deferred tax assets	19,165	13,514
Valuation allowance	(19,165)	(13,514)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance was increased by $5,651 during 2007 and $4,021 during 2006. If we did not have a full valuation allowance, $2,352 of our deferred tax assets would be considered current assets and $16,813 would be classified as long term assets.

As of June 30, 2007, we had federal net operating loss carry forwards of approximately $38,500 and state net operating loss carry forwards that ranged from approximately $10,000 to $24,000 in various states. As of June 30, 2007, we had federal and state research and development tax credits of approximately $339 and $118. The net operating loss and credit carry forwards will begin to expire in 2016, if not utilized.

As of June 30, 2006, we had federal and state net operating loss carry forwards of approximately $29,300 and state net operating loss carry forwards that ranged from approximately $5,000 to $20,000 in various states. As of June 30, 2006, we had federal and state research and development tax credits of approximately $269 and $83. The net operating loss and credit carry forwards will begin to expire in 2016, if not utilized.

As a result of ownership changes, Section 382 of the Internal Revenue Code of 1986 as amended and similar state provisions can limit the annual of deductions of net operating loss and tax credit carry forwards. Such annual limitations could result in the expiration of net operating loss and tax credit carry forwards before utilization. We have no such limitation as of June 30, 2007. We expect to experience an ownership change pursuant to Section 382 as a result of the successful completion of an initial public offering. Consequently, we expect our utilization of federal net operating loss carry forwards and tax credits originating prior to the initial public offering will be limited to $12,000 of taxable income per year.

NOTE 9.    SEGMENT REPORTING

We operate in one business segment, which encompasses the developing, manufacturing and marketing of medical aesthetic products for the aesthetics market. We use one measurement of profitability and do not segregate our business for internal reporting.

BIOFORM MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

The following is a summary of net revenue by geographic area (based on location of customer):

	2007	2006	2005
Domestic	$39,215	$19,479	$14,460
International	8,199	3,171	1,765

Total	$47,414	$22,650	$16,225

We operate from facilities in the United States and the Netherlands. Long-lived assets (net) were as follows:

	June 30,
	2007	2006
Domestic	$5,527	$2,284
International	214	175

Total	$5,741	$2,459

NOTE 10.    RELATED PARTY TRANSACTION

During fiscal 2007 and 2006, we subleased some unused office space in our California facility to a company headed by one member of our Board of Directors. We received monthly lease payments of $4 and the total lease payments received were $44 and $2 during fiscal 2007 and 2006, respectively. The sublease terminated on May 31, 2007 and there were no outstanding balances at June 30, 2007.

NOTE 11.    SUBSEQUENT EVENT

Under a license from Artes related to patents held by them that apply to implantable products containing microsphere particles, we were obligated to pay royalties based on sales of our products. On September 21, 2007, we executed an agreement with Artes to pre-pay all royalty obligations payable to Artes in the future by making two payments totaling $5.5 million. The first payment ($2.0 million) is due within 10 days of execution of the agreement and the second payment ($3.5 million) is due upon the earlier to occur of (i) thirty (30) days following our completion of an initial public offering, or (ii) June 30, 2008. These payments will replace any royalty that we would have been obligated to pay to Artes in the future under the terms of the license.

RADIESSE®

A NATURAL LOOK THAT LASTS

RADIESSE® Supports the Growth of A Patients Own Collagen

CaHA Particles +

Gel Carrier

CaHA Particles +

Collagen

RADIESSE is 30% smooth CaHA microspheres and 70% aqueous gel carrier. In the first several months after injection, the gel carrier is absorbed by the body and new collagen is formed around the CaHA microspheres. Over time the CaHA microspheres are also metabolized by the body.

Nasolabial Fold Treatment Outcomes4

Before Post Treatment 6-months Post Treatment

HIV Lipoatrophy Treatment Outcomes5

Before 6-months Post Treatment6 18-months Post Treatment7

(4) FDA Pivotal Nasolabial Fold Study Patient – individual results may vary. (5) FDA Pivotal HIV Lipoatrophy Study Patient – individual results may vary. (6) Patients received touch-up treatments immediately after the 6-month photo was taken. (7) The 18-month time-point represents 12 months from last treatment.

             Shares

BIOFORM MEDICAL, INC.

Common Stock

PROSPECTUS

Until                     , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

JPMorgan	Piper Jaffray

CIBC World Markets	Jefferies & Company

The date of this prospectus is                     , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee, the NASD filing fee and NASDAQ Global Market listing fee.

Amount to be Paid
SEC registration fee	$3,531
NASD filing fee	12,000
NASDAQ Global Market listing fee	100,000
Blue Sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	*

*	To be completed by amendment.

ITEM 14. Indemnification of Directors and Officers.

On completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Our amended and restated certificate of incorporation and bylaws will provide that we shall indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

We have entered into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

ITEM 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold during the last three years:

(a)	Within the last three years, we have issued and sold the following securities:

1.	From October 1, 2004 to September 30, 2007, we issued and sold to our employees, directors and consultants an aggregate of 313,000 shares of our common stock pursuant to option exercises under our 2000 Stock Option Plan at prices ranging from $0.10 to $0.30 per share.

2.	From October 1, 2004 to September 30, 2007, we issued and sold to our employees, directors and consultants an aggregate of 862,084 shares of our common stock pursuant to option exercises under our 2003 (Terminated) Stock Plan at a purchase price per share equal to $0.30.

3.	From October 1, 2004 to September 30, 2007, we issued and sold to our employees, directors and consultants an aggregate of 670,904 shares of our common stock pursuant to option exercises under our 2003 (Active) Stock Plan at prices ranging from $0.45 to $7.30 per share.

4.	On November 18 and November 29, 2005 we issued and sold to 5 accredited investors an aggregate of 3,596,784 shares of Series C convertible preferred stock at a purchase price per share of $2.80 for an aggregate purchase price of $10,070,995.20.

5.	On June 28, 2006 and July 3, 2006, we issued and sold to 7 accredited investors an aggregate of 4,938,461 shares of Series D convertible preferred stock at a purchase price per share of $3.25 for an aggregate purchase price of $16,049,998.25.

6.	From October 25, 2006 through December 24, 2006, we issued and sold to 6 accredited investors pursuant to the exercise of an outstanding warrant an aggregate of 435,992 shares of Series B convertible preferred stock at a purchase price per share of $1.00 for an aggregate purchase price of $435,992.

7.	On May 4, May 11 and May 29, 2007, we issued and sold to 41 accredited investors an aggregate of 2,183,223 shares of Series E convertible preferred stock at a purchase price per share of $5.50 for an aggregate purchase price of $12,007,726.50.

The sales and issuances of restricted securities in the transactions described in the paragraphs above were deemed to be exempt from registration under the Securities Act in reliance upon the following exemptions:

•

with respect to the transactions described in paragraphs 1, 2 and 3, Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701; and

•

with respect to the transactions described in paragraphs 4 through 7, Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in the transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients were accredited investors or had adequate access, through their relationship with us, to information about us.

(b)	From July 1, 2004 to June 30, 2007, we granted to our employees and consultants options to purchase an aggregate of 4,037,750 shares of our common stock under our 2003 (Active) Stock Plan at prices ranging from $0.84 to $4.50 per share.

The sales and issuances of securities in the transactions described in the above paragraph (b) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701.

(c)	There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

ITEM 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering

3.3*	Amended and Restated Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering

4.1**	Form of the Registrant’s Common Stock Certificate

4.2*	Amended and Restated Investors’ Rights Agreement dated June 28, 2006 as amended on April 27, 2007

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*	Form of Director and Executive Officer Indemnification Agreement, as currently in effect

10.2	Offer Letter Agreement with Steve Basta dated November 7, 2002

10.3*	2003 (Active) Stock Plan and form of agreement

10.4*	2007 Equity Incentive Plan and forms of agreement

10.5*	Lease dated March 14, 2001 by and between the Registrant and Monjour Properties LLC for space located at 4133 Courtney Road, Franksville, WI 53126, and modifications thereto

10.6*†	Settlement and License Agreement dated October 31, 2005 by and between the Registrant, BioForm Medical Europe B.V., Artes Medical USA, Inc. and Dr. Martin Lemperle

10.7	Offer Letter Agreement with Derek Bertocci dated October 11, 2006

10.8	Offer Letter Agreement with Dennis Condon dated May 14, 2007

10.9	Offer Letter Agreement with Jaap de Lange dated October 1, 2003

10.10	Offer Letter Agreement with Chris Holmes dated May 5, 2006

10.11	Offer Letter Agreement with Gary Mistlin dated May 29, 2003

10.12	Offer Letter Agreement with Jason Shelton dated August 22, 2005

Exhibit Number	Description

10.13	Offer Letter Agreement with Jeff Wells dated May 1, 2007

10.14*	Second License Agreement by and between the Registrant and Artes Medical, Inc., dated September 21, 2007

10.15†	Exclusive Supply Agreement by and between ConvaTec, a Division of E.R. Squibb & Sons, Inc. and CAM Implants B.V., dated November 11, 1997

10.16†	Supply Agreement by and between the Registrant and Ceramed Dental, L.L.C., a wholly owned subsidiary of Dentsply International Inc., a corporation doing business as Tulsa Dental Specialties, dated May 2, 2005, as amended on September 17, 2007

10.17	Amendment No. 1 to the Registrant’s Series C Preferred Stock Financing Agreements dated November 18, 2005

10.18	Series D Preferred Stock Purchase Agreement of the Registrant dated June 28, 2006

10.19	Series E Preferred Stock Subscription Agreement of the Registrant dated May 4, 2007

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1)

23.3	Consent of independent valuation consultant Financial Strategies Consulting Group, LLC

24.1*	Power of Attorney (see page II-5)

*	Previously filed.

**	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b)	Financial Statements Schedules—

Schedule II—Valuation and qualifying accounts and reserves (amounts in thousands)

Description	Balance at Beginning of Year	Additions		Deductions		Balance at End of the Year
2007
Inventory reserves	$18	$229		$31	(2)	$216
Allowance for Doubtful Accounts	$104	$371		$47	(2)	$428
Reserves for warranty and sales returns	$113	$92	(1)	—		$205
Tax valuation allowance	$13,514	$5,651		—		$19,165

2006
Inventory reserves	$100	—		$82	(2)	$18
Allowance for Doubtful Accounts	$128	$30		$54	(2)	$104
Reserves for warranty and sales returns	—	$113		—		$113
Tax valuation allowance	$9,493	$4,021		—		$13,514

2005
Inventory reserves	$165	41		106	(2)	$100
Allowance for Doubtful Accounts	$55	79		6	(2)	$128
Reserves for warranty and sales returns	—	—		—		—
Tax valuation allowance	$4,210	$5,283		—		$9,493

(1)	Charged against revenue.
(2)	Reserves utilized during the year.

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 15th day of October, 2007.

BioForm Medical, Inc.

By:	/S/ STEVEN L. BASTA
Steven L. Basta Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ STEVEN L. BASTA Steven L. Basta	Chief Executive Officer and Director (Principal Executive Officer)	October 15, 2007

/S/ DEREK BERTOCCI Derek Bertocci	Chief Financial Officer (Principal Financial and Accounting Officer)	October 15, 2007

/S/ ALBERT CHA* Albert Cha	Director	October 15, 2007

/S/ N.C. JOSEPH LAI* N.C. Joseph Lai	Director	October 15, 2007

/S/ TIMOTHY P. LYNCH* Timothy P. Lynch	Director	October 15, 2007

/S/ EVAN MELROSE* Evan Melrose	Director	October 15, 2007

/S/ KEVIN K. SIDOW* Kevin K. Sidow	Director	October 15, 2007

/S/ MARTIN SUTTER* Martin Sutter	Lead Director	October 15, 2007

*/S/ STEVEN L. BASTA
Steven L. Basta Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering

3.3*	Amended and Restated Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering

4.1**	Form of the Registrant’s Common Stock Certificate

4.2*	Amended and Restated Investors’ Rights Agreement dated June 28, 2006 as amended on April 27, 2007

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*	Form of Director and Executive Officer Indemnification Agreement, as currently in effect

10.2	Offer Letter Agreement with Steve Basta dated November 7, 2002

10.3*	2003 (Active) Stock Plan and form of agreement

10.4*	2007 Equity Incentive Plan and forms of agreement

10.5*	Lease dated March 14, 2001 by and between the Registrant and Monjour Properties LLC for space located at 4133 Courtney Road, Franksville, WI 53126, and modifications thereto

10.6*†	Settlement and License Agreement dated October 31, 2005 by and between the Registrant, BioForm Medical Europe B.V., Artes Medical USA, Inc. and Dr. Martin Lemperle

10.7	Offer Letter Agreement with Derek Bertocci dated October 11, 2006

10.8	Offer Letter Agreement with Dennis Condon dated May 14, 2007

10.9	Offer Letter Agreement with Jaap de Lange dated October 1, 2003

10.10	Offer Letter Agreement with Chris Holmes dated May 5, 2006

10.11	Offer Letter Agreement with Gary Mistlin dated May 29, 2003

10.12	Offer Letter Agreement with Jason Shelton dated August 22, 2005

10.13	Offer Letter Agreement with Jeff Wells dated May 1, 2007

10.14*	Second License Agreement by and between the Registrant and Artes Medical, Inc., dated September 21, 2007

10.15†	Exclusive Supply Agreement by and between ConvaTec, a Division of E.R. Squibb & Sons, Inc. and CAM Implants B.V., dated November 11, 1997

10.16†	Supply Agreement by and between the Registrant and Ceramed Dental, L.L.C., a wholly owned subsidiary of Dentsply International Inc., a corporation doing business as Tulsa Dental Specialties, dated May 2, 2005, as amended on September 17, 2007

10.17	Amendment No. 1 to the Registrant’s Series C Preferred Stock Financing Agreements dated November 18, 2005

10.18	Series D Preferred Stock Purchase Agreement of the Registrant dated June 28, 2006

10.19	Series E Preferred Stock Subscription Agreement of the Registrant dated May 4, 2007

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1)

23.3	Consent of independent valuation consultant Financial Strategies Consulting Group, LLC

24.1*	Power of Attorney (see page II-5)

*	Previously filed.

**	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

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